As confidentially submitted to the Securities and Exchange Commission on February 6, 2026

pursuant to the Jumpstart Our Business Startups Act of 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TURBOGEN LTD.

(Exact name of registrant as specified in its charter)

State of Israel	4931	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Yaron Gilboa Chief Executive Officer 22 Efal Street, Kiryat Aryeh, Petah Tikva 4951122 Israel Tel: +972-3-579-5452	Puglisi & Associates 850 Library Ave., Suite 204 Newark, DE 19711 Tel: (302) 738-6680
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone
including area code, of registrant’s principal executive offices)	number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq. Eric Victorson, Esq.	Reut Alfiah, Adv. Gal Cohen, Adv.
Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 660-3000	Sullivan & Worcester Tel-Aviv (Har-Even & Co.) HaArba’a Towers 28 HaArba’a St. North Tower, 35th Floor Tel-Aviv, Israel 6473925 Tel: +972-74-758-0480

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 6, 2026

Up to 3,056,248 Ordinary Shares

TurboGen Ltd.

This prospectus relates to the resale by the selling shareholders identified in this prospectus of up to 3,056,248 ordinary shares, par value NIS 0.01 per share, or the Ordinary Shares, of TurboGen Ltd., or the Company, consisting of (i) 921,621 Ordinary Shares issued in connection with the 2025 Private Placement, (ii) 934,627 Ordinary Shares that were issued upon the exercise of warrants pursuant to the 2025 Warrant Inducement Agreement and (iii) 1,200,000 Ordinary Shares issuable upon the exercise of certain warrants, or the Warrants, as further described below under “Prospectus Summary — Recent Developments.”

The selling shareholders are identified in the table commencing on page 100. No Ordinary Shares are being registered hereunder for sale by us. We will not receive any proceeds from the sale of the Ordinary Shares by the selling shareholders. All net proceeds from the sale of the Ordinary Shares covered by this prospectus will go to the selling shareholders. See “Use of Proceeds”. The selling shareholders are offering their securities so that a public trading market is formed for our equity securities in the United States. Unlike an initial public offering, any sale by the selling shareholders of the Ordinary Shares is not being underwritten by any investment bank. The selling shareholders may sell all or a portion of the Ordinary Shares from time to time in market transactions through any market on which our Ordinary Shares are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution”.

We intend to list the Ordinary Shares on the Nasdaq Capital Market, or Nasdaq, under the symbol “TRBG.” This offering is contingent upon the listing of the Ordinary Shares on Nasdaq. Although we believe that as of the Closing of the 2025 Private Placement (as defined herein) we will meet the initial listing criteria for listing our Ordinary Shares on Nasdaq, no assurance can be given that our application will be approved or that a trading market in the United States will develop. We will not complete this offering if the Ordinary Shares are not approved for listing on Nasdaq.

Our Ordinary Shares currently trade on the Tel Aviv Stock Exchange Ltd., or TASE, under the symbol “TURB.” The last reported sale price of our Ordinary Shares on      , 2026 was NIS      , or approximately $       per share, based on the exchange rate reported by the Bank of Israel on such date.

We expect the opening price of our Ordinary Shares on Nasdaq to be determined based on the closing price of our Ordinary Shares on the TASE on         , 2026, converted to U.S. dollars, based on the exchange rate reported by the Bank of Israel on such date.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and a “foreign private issuer”, as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and are eligible for reduced public company reporting requirements.

We are a “controlled company” as defined under the Israeli Companies Law 5759-1999, or the Companies Law, because our existing controlling shareholders, Anglo Turbo Limited Partnership, or Anglo Turbo, and Emil Katan, or the Controlling Shareholders, subject to a certain shareholder agreement between the Controlling Shareholders, own 34% of the total voting power of our issued and outstanding Ordinary Shares. As a result, the Controlling Shareholders are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendment of our amended and restated articles of association, or Articles of Association, and approval of significant corporate transactions. Under Nasdaq rules, however, we will not be considered a “controlled company”.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission, or the SEC, the Israel Securities Authority, or the ISA, nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is        , 2026

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor any of the selling shareholders have authorized anyone to provide you with different information. Neither we nor any of the selling shareholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus, our business, financial condition, results of operations and prospects may have changed.

For investors outside of the United States: neither we nor any of the selling shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “TurboGen” refer to TurboGen Ltd.

Our reporting currency is the U.S. dollar and our functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “NIS” are to New Israeli Shekels and to “dollars” or “$” to U.S. dollars.

We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Other market data and industry information is based on management’s knowledge of the industry and good faith estimates of management. All of the market data, panel data and industry information used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

This prospectus contains trademarks, trade names, and service marks, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

Our Company

Founded in 2014 in response to technologically address the threat of climate change and the lack of grid capacity, we develop combined heat and power, or CHP, systems based on multifuel microturbines, or microturbines. These microturbines are used for local electricity, energy, and heat production.

Upon completion of our research and development, we will transition to manufacturing and installing our first developed microturbine system, the TG-40, which produces up to 40 kilowatts, or KW, of electrical energy and up to 60 KW of heat. We are designing the TG-40 prototype to be highly efficient at producing energy. We are currently developing the TG-40 for the purpose of lowering production, assembly, and maintenance costs, which will enable us to increase the number of potential installation sites, in part due to its low weight and agile modularity, compared to existing solutions in the 40 KW to 1 megawatt, or MW, range. In addition to the TG-40, we are in the process of negotiations with one  European Union-based company and one United States-based company for research and development stage of a range of technologies related to CHP systems, including a smaller and larger scale version of the TG-40, unit sizes, 23 KW for mobile systems, 32 KW and 80 KW for in building installation. In December 2025, we entered into a supplier agreement with a European Union-based company for the planned production of our microturbine systems. As of the date of this Prospectus, we have placed an order to buy twelve systems, into which we expect to integrate our proprietary technology, and anticipate continuing to place purchase orders to support system demand over the next 12 months, subject to successful installations.

As of the date of this Prospectus, we are a development stage company that possesses production capacity intended solely for demonstration purposes. As of the date of this Prospectus, we have not generated any revenues.

We believe that our microturbine technology can address four main interconnected challenges: the increasing difficulty in maintaining legacy energy infrastructures, including electrical transmission grids; the increasing demand for electricity, the rising importance in highly energy-intensive infrastructure projects such as building, small server farms or small data centers and maintaining their operational resiliency, and the increasing electrification of power sources; the demand for cost efficiency in energy sources; and the reduction of carbon emissions.

We expect to market and sell our microturbines to owners and developers of building clusters, such as office buildings, housing developments, hospitality buildings, “off-grid consumers,” and server farms. Our primary target markets are those that possess advanced natural gas grids, such as the United States and countries in the European Union.

We aim to become a global leader in the field of local generation of energy, electricity, and heat, as well as in the management of comprehensive energy resources, or EMS. Our systems are designed to incorporate natural gas, landfill gas, diesel and hydrogen in varying compositions to produce energy. We anticipate commercial deployment of our TG-40 systems by the end of 2026.

We intend to continue differentiating our products by leveraging our multi-fuel combustion capabilities, high-efficiency turbine and compressor units, enhanced modularity, relatively low weight, and reduced operation and maintenance costs. We are offering an Energy-as-a-Service, or EaaS model, under which customers enter long-term agreements to purchase the electricity and heat our systems generate with little to no upfront cost, or, alternatively, may purchase an installed unit at full cost along with a service contract.

Additionally, we plan to offer on-demand integration of our products with existing off-the-shelf market solutions, such as energy storage , heat storage enabling the deployment of a localized micro-grid. This will include comprehensive energy management capabilities that cover both electricity and heat supply to a designated area from multiple sources. Furthermore, in addition to the EAAS business model, we plan to explore the possibility of offering our customers a model of purchasing systems with full customer financing.

Recent Developments

2025 Private Placement

On August 23, 2025, we entered into a definitive securities purchase agreement, or the August 2025 SPA, with Mr. Alex Katz, who is a member of our board of directors, for the issuance in a private placement of up to $5 million of the Ordinary Shares. In connection with this private placement, or the 2025 Private Placement, we agreed to grant Mr. Katz registration rights with respect to the resale of the Ordinary Shares. Pursuant to the August 2025 SPA, we agreed to issue an amount of Ordinary Shares equal to the $5 million subscription amount, subject to the satisfaction of certain conditions, including the approval of the Ordinary Shares for listing on a tier of The Nasdaq Stock Market and the effectiveness of a registration statement covering the resale of the Ordinary Shares, or the Nasdaq Milestone. This registration statement is being filed to satisfy our registration obligations under the August 2025 SPA. For additional information regarding this securities purchase agreement entered into with Mr. Katz’s, see “Related Party Transactions — Alex Katz.”

2025 Warrant Inducement Agreement

On August 21, 2025, our audit committee and board of directors approved, and on November 26, 2025, our shareholders approved our entry into a warrant exercise commitment agreement with Mr. Alex Katz and Tannenbaum (defined below) pursuant to Section 270(4) of the Israeli Companies Law. Under the Warrant Inducement Agreement, Mr. Katz and certain lenders including Mr. Eliot Tannenbaum, Mr. Dov Tannenbaum, and Mr. David Binyamin Greenberg, or the Tannenbaum Group, agreed to exercise, promptly following the listing of the Company’s Ordinary Shares on Nasdaq, all warrants previously issued to them under the Katz Conversion Agreement and Tannenbaum Conversion Agreement (both defined below), each dated December 25, 2024. In consideration for this commitment, we agreed to register with the SEC, 934,627 Ordinary Shares underlying the warrants. For additional information regarding this warrant inducement agreement entered into with Mr. Katz’s, see “Related Party Transactions - Warrant Inducement Agreement with Alex Katz and Tannenbaum.”

2025 Settlement Agreement

On October 22, 2025, we entered into a settlement and conversion arrangement with certain lenders and assignees, following approval by our audit committee and board of directors. On November 26, 2025, our shareholders approved the arrangement. We undertook this process because we were unable to satisfy our obligations under previously issued convertible loan agreements after we did not receive the required approval from the TASE to list the underlying securities. Under the arrangement, we agreed to allocate a total of 595,744 ordinary shares to the relevant assignees at a conversion price of NIS 6.58 (or approximately $1.96). If we do not achieve the milestone relating to the receipt of Nasdaq approval and the submission of the request for effectiveness of a registration statement on Form F-1 with the SEC by June 30, 2026, the effective conversion price will be reduced to NIS 2.91 (or approximately $0.88). If we achieve the milestone, we will allocate to one of the lenders, Mr. Ofer Eytan, 1,200,000 warrants to purchase up to 1,200,000 Ordinary Shares that will be exercisable for a period of 12 months from the effective date of the registration statement at an exercise price of $2.00 per share. If we do not achieve the milestone by June 30, 2026, we will instead allocate 750,000 share rights to Mr. Eitan, each of which will convert into one ordinary share subject to approval from TASE. For additional information regarding this settlement agreement, see “Related Party Transactions - Transactions – Shareholder Loans – Ofer Eitan.”

Our Business Strengths

We intend to generate revenue from the paid energy usage of our prospective customers under EaaS model.

To attract interest from prospective customers, we seek to implement these strategies:

●	Install demonstration systems to provide prospective customers and collaborating parties with a use-case demonstrating the efficiency of our systems and that savings of up to 15%, compared to standard grid tariffs, can be obtained by using our microturbines;

●	enter collaborations with engineering firms, electrical companies and natural gas suppliers that provide complementary products;

●	scale our systems and products to lower the costs of installation, production and maintenance to make our microturbine subscriptions and rates more competitively priced when compared to existing solutions;

●	build local distribution and marketing networks to adapt our microturbine technology to our target markets;

●	work towards improving and upgrading our products;

●	take advantage of regulatory opportunities, subsidies and incentives that may be available in various jurisdictions; and

●	retain and hire skilled personnel.

In the coming year, we intend to focus on the following activities:

●	Completing the development of our TG-40, including improving the recuperator, the heat recovery system, the engine bearing system and the output of the engine;

●	Finalize the negotiations with one EU-based company and one U.S.-based company for the development of the 23 KW, 32 KW and 80 KW systems

●	Develop a multi-fuel combustor for all system models that uses different types of gaseous substances, such as hydrogen or a hydrogen-natural bio-gas.

Corporate Information

We are an Israeli corporation and are incorporated under the name TurboGen Ltd. Our principal executive offices are located at 22 Efal Street, Kiryat Aryeh, Petah Tikva, Israel 4951122. Our telephone number is +972 3-579-5452. Our website address is https://turbogenchp.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Implications of Being a Foreign Private Issuer

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements, we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our officers, directors, and principal shareholders are exempt from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq rules for domestic U.S. issuers and are not required to be compliant with all Nasdaq rules as would domestic U.S. issuers. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company. We intend to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an “emerging growth company.”

Implications of being a Controlled Company under the Companies Law

The term “control” is defined in the Companies Law as the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

As of the date of this prospectus, the Controlling Shareholders control 32.3% of the voting power in our Company.

For so long as we have one or more controlling shareholder(s) (as defined above) following the consummation of the offering, any transaction which involves the controlling shareholder(s) must be approved by a special majority of our shareholders general meeting, in addition to other required approvals under Companies Law, without taking the controlling shareholder(s) vote into consideration in the said matter. Certain exemptions may apply to transactions with our controlling shareholder(s), as described in the Companies Law regulations.

Additionally, for so long as the Company has a controlling shareholder(s), members of the audit and compensation committees of the board of directors may not be an employee or service provider of the controlling shareholder(s).

Under regulations promulgated pursuant to the Companies Law, in case we do not have a controlling shareholder(s) in the future, the board of directors may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation.

Nasdaq Stock Market Listing Rules on Being a Controlled Company

Nasdaq Stock Market Listing Rule 5615(a)(7) defines a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. As of the date of this prospectus, the Controlling Shareholders control 32.3% of the voting power in our Company. Therefore, as of the date of this prospectus, we are not a controlled company under Nasdaq Stock Market Listing Rule 5615(c)(1).

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks in full before you invest in our securities. The following is a summary of such risks.

Risks Related to Our Business and Industry

●	any impediment to the successful research and development may lead to a failure to maintain a high standard of innovative research and development, respond adequately to customer requirements, and bring to market our microturbine technology and products;

●	we are dependent on the success of marketing strategy and efforts which could result in a lower market penetration success than expected, which will impact our business model and our revenue;

●	we are in negotiations with one EU-based company and one U.S.-based company, and failure to reach an understanding and finalizing agreements with those companies could substantially delay our go to market efforts and impact the revenue generated;

●	we are dependent on our key employees, the absence of whom may lead to research and development slowdowns;

●	our industry is in its infancy, and we may not be aware of all of the risks of the industry;

●	we are exposed to volatility in the energy markets;

●	we may face competition from companies that develop energy solutions that are near-interchangeable or substitutable, with the possibility that there may not be sufficient demand for our products or technology;

●	our dependency on a select number of third-party manufacturers and suppliers potentially exposes us to issues arising from deteriorations in end-product and quality control, supply chain bottlenecks, price hikes and compliance matters, all of which may affect our operating results;

●	our ability to adjust to the secondary and indirect effects of Trump administration tariffs;

●	our business model is dependent on collaboration agreements with major companies, and failure to form collaborations with a high caliber of companies would imperil any prospective scaling of our production and assembly; and
●	our business and operations might be adversely affected by security breaches.

Risks Related to the Manufacturing of Our Products

●	in addition to a variety of supplier-provided parts, we use local manufacturing sub-contractors and contract manufacturing services. Any prospective reliance on subcontractors after completing the development of our products may result in failing to find alternatives to subcontractors that uphold minimum standards should any one or more subcontractors cease to conduct business. Significant shortages, capacity constraints, disruptions to production or price increases, including those caused by the security, geopolitical and political conditions in Israel, could increase our operating costs and adversely impact our competitive positions.

Risks Related to Our Financial Condition and Capital Requirements

●	Our financial statements for the six months ended June 30, 2025 contain an explanatory paragraph in note 1b of the financial statements, about our ability to continue as a going concern, which may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern;

●	we are still in the research and development phase and have not generated any revenue from the installation of our products, we expect to incur operating losses in the future and we may not be able to generate positive cash flow and may never be profitable;

●	we expect increase in operating and maintenance costs which will impact our net income of each from units we install;

●	we expect to be exposed to fluctuations in energy tariffs, raw material prices, interest rates, and currency exchange rates, which could adversely affect our financial results;

●	we may enter into agreements to run the operations of projects at a financial loss in order to assert ourselves as a key player in certain markets and to show our ability to scale-up and execute proof-of-concept agreements for our products in a commercial setting; and

●	our revenues and efforts to become profitable may be affected by our obligations related to royalties certain agreements, which may include terms potentially subjecting us to penalties if we are in default or do not satisfy certain material terms.

Risks Related to Our Intellectual Property

●	If we are unable to obtain or maintain patent rights for our products and services, we may not be able to compete effectively. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us. The assertion of intellectual property rights of third parties could adversely affect our ability to commercialize our products and services, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Risks Related to Our Ordinary Shares

●	We do not know whether a market for the Ordinary Shares will be sustained or what the trading price of the Ordinary Shares will be and, as a result, it may be difficult for you to sell your Ordinary Shares, and the market price of our Ordinary Shares may be highly volatile, and you could lose all or part of your investment. Additionally, our securities will be traded on more than one market or exchange and this may result in price variations;

●	our management team does not have any experience in managing a public company in the U.S. and will devote substantial management time to the running of a public company in the U.S; and

●	since we are deemed to be a controlled company under the Companies Law, we qualify for exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

Risks Related to Our Incorporation and Our Operations in Israel

●	Our results may be adversely affected by political, economic and military instability in Israel;

●	we may not be able to enforce non-compete covenants under Israeli law which might result in increased competition for our products;

●	our grants from the Israel Innovation Authority, or IIA, require us to pay royalties and restrict our ability to transfer intellectual property or know-how outside of Israel;

●	we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business; and,

●	it may be difficult to enforce judgments of U.S. courts against us and our executive officers directors and experts named in this prospectus, to assert U.S. securities law claims in Israel or to serve process on our executive officers, directors, and experts.

THE OFFERING

This prospectus relates to the resale by the selling shareholders identified in this prospectus of up to 3,056,248 Ordinary Shares. All of the Ordinary Shares, when sold, will be sold by these selling shareholders. The selling shareholders may sell their Ordinary Shares from time to time at prevailing market prices. We will not receive any proceeds from the sale of the Ordinary Shares by the selling shareholders.

Ordinary Shares currently issued and outstanding	21,882,539

Ordinary Shares to be issued and outstanding after this offering	24,938,787 Ordinary Shares

Ordinary Shares offered by the selling shareholders	Up to 3,056,248 Ordinary Shares

Use of proceeds	We will not receive any proceeds from the sale of the Ordinary Shares by the selling shareholders. All net proceeds from the sale of the Ordinary Shares covered by this prospectus will go to the selling shareholders. However, we will receive cash proceeds from the exercise price of the Warrants. See “Use of Proceeds”.

Risk factors	Investing in our securities involves a high degree of risk. You should read the “Risk Factors” section beginning on page 9 of this prospectus and in the documents incorporated by reference in this prospectus for a discussion of factors to consider before deciding to invest in our securities.

Listing	Our Ordinary Shares are listed on the TASE under the symbol “TURB.” We intend to apply to list our Ordinary Shares on Nasdaq under the symbol “TRBG”.

The number of Ordinary Shares to be issued and outstanding immediately after this offering is based on 21,882,539 Ordinary Shares outstanding on February 6, 2026 and includes:

●	921,621 Ordinary Shares issued to certain Selling Shareholders in connection with the 2025 August Private Placement;

●	934,627 Ordinary Shares issued to certain Selling Shareholders upon the exercise of warrants under the 2025 Warrant Inducement Agreement; and

●	1,200,000 Ordinary Shares issuable upon the exercise of the Warrants issued to a certain Selling Shareholder to satisfy our obligations under the 2025 Settlement Agreement.

The number of Ordinary Shares to be outstanding immediately after this offering Ordinary Shares excludes:

●	3,844,150 Ordinary Shares issuable upon the exercise of options and restricted share units, or RSUs, vesting to with exercise prices ranging from NIS 0.3 to NIS 14.0 (or approximately $0.09 to $4.53) per share, of which 2,777,514 have vested as of February 6, 2026; and,

●	739,727 Ordinary Shares issuable upon exercise of 739,727 outstanding warrants, with exercise prices ranging from NIS 3.73 to NIS 22.50 (approximately $1.21 to $7.29) per share.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of comprehensive loss for the years ended December 31, 2024 and 2023 from our audited financial statements, which are included elsewhere in this prospectus. We have derived the following statements of comprehensive loss for the six months ended June 30, 2025 and 2024, and balance sheet data as of June 30, 2025 from our unaudited interim financial statements, which are included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future and interim results are not necessarily indicative of the results that may be achieved in an entire fiscal year. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto, which are included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
US Dollars in thousands (except per share amounts)	2024	2023	2025	2024
Statements of Comprehensive Loss:			(Unaudited)
Research and development expenses, net	1,192	1,758	642	593
Selling and marketing expenses	273	609	203	161
General and administrative expenses	1,366	2,157	1,626	707
Other income in settlement of liability		-	210
Loss from operations	2,831	4,524	2,261	1,461
Finance expenses (income), net	167	835	5,368	(62)
Net loss and comprehensive loss	2,998	5,359	7,629	1,399
Basic loss per share of ordinary shares	(0.21)	(0.39)	(0.48)	(0.10)
Diluted loss per share of ordinary shares	(0.21)	(0.39)	(0.49)	(0.11)

US Dollars in thousands	As of June 30, 2025
Balance Sheet Data:
Cash and cash equivalents	3,364
Total assets	4,132
Total current liabilities	9,342
Paid in capital	25,982
Accumulated loss	31,626
Total shareholders’ equity	(5,591)

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and related notes, before deciding whether to purchase our securities. If any of the following risks are realized, our business, operating results, financial condition and prospects could be materially and adversely affected. In that event, the price of our Securities could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We are dependent on the successful research and development of our proprietary technology and any reduction in research and development activity would impede our ability to demonstrate the viability of our products.

We are dependent on the successful research and development of our proprietary technology, with a view to marketing and selling such technology to prospective customers. Any impediment to such research and development may lead to a delay and/or a failure to maintain a high standard of innovative research and development, respond adequately to customer requirements, and bring to market our products. Some of our competitors may have more capital resources and access to liquidity than we do and are able to make more investments in research and development than us. If any new or existing competitor develops a product that is perceived as more efficient than, lower in cost than, or generally preferable to our current or future products, our financial results may be negatively impacted. We are at an important stage of our research and development, and we are currently demonstrating our microturbine technology to the market through the use of development projects abroad. If we do not succeed in showcasing our microturbine technology to the marketplace, this may have a material adverse effect on our operations and sales.

Failure to finalize development agreements with third parties could delay commercialization and market entry and adversely affect our results

We are currently in negotiations with one EU-based company and one U.S.-based company for the development of our 23 KW, 32 KW, and 80 KW systems. If these negotiations fail to result in definitive agreements, our go-to-market strategy may be delayed, which could adversely impact our revenue and results of operations.

We are dependent on our key employees and the loss of services of any of our key employees may adversely affect our ability to execute our business plan.

Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, Yaron Gilboa, our Chief Executive Officer. Any of our employees and consultants may leave the Company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff, and other key personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

Our field of industry is in its relative infancy, and we may not be able to anticipate all of the risks that we may face resulting from our operations.

The CHP industry is in the early stages of market penetration, and the risks applicable to our business and to holders of our Ordinary Shares may not be fully known or understood. While we seek to identify and mitigate the risks associated with our operations, there may be risks specific to our market sector to which we have not yet been exposed or made aware. In addition, new risks may emerge as the market evolves and matures. For example, the terms of commercial engagement with our prospective customers may require us to arrange or facilitate solutions to finance the working capital necessary for the establishment of a particular project. If we are unable to secure such financing on acceptable terms, or at all, we may experience difficulties in entering into new commercial contracts. Accordingly, holders of our Ordinary Shares may be subject to risks that are not currently known or reasonably foreseeable.

We are exposed to volatility in the energy and commodity markets, and in particular natural gas spot and futures exchanges.

We expect to generate a portion of our revenues from both the sale of our products, and energy as a service business model related to the production and use of CHP. Prospective customers may be incentivized to use our products and services depending on factors such as the cost of energy from the electricity grid and other domestic hot water heating alternatives. As a result, we will be exposed to the fluctuating energy prices which are subject to volatility. Fluctuations in the price of energy may have a materially adverse impact on our profitability. Furthermore, any volatility in the price of the raw materials we procure may also have a materially adverse impact on our profitability.

We face intense competition, and we may not be able to compete successfully, which could have a material adverse effect on our results of operation.

The CHP and microturbine market is competitive, with participants ranging in size from small companies to established corporations that develop CHP microturbines and systems. We believe that participants in this industry compete primarily on the basis of price competition and track records of successful installations. Some of our competitors have greater resources than us and our business could be adversely affected by competitors’ new product innovations, technological innovations on competing products and pricing changes made in response to competition from existing or new competitors. We may not be able to compete successfully against competitors and the competitive pressures faced by us could materially affect our business, consolidated results of operations and financial condition.

Competition in the CHP market occurs principally on the basis of energy efficiency, cost of installation systems, and building energy costs and savings. Competition is also affected by alternative energy sources impacting electricity prices, the comparative cost of production of electricity and heat, new market entrants and barriers thereto, construction by others of alternative energy sources and grid transmission capacity, technological advances in energy production, the incentives available and other regulatory authorities, establishment of legislation which favors different energy sources, such as investment tax credits, production tax credits, property-based clean energy financing programs, renewable energy incentives and other factors.

Our business is dependent on our ability to operate successfully in a competitive environment and, unlike regulated utilities, we are not assured of any rate of return on capital investments through a regulated rate structure. These competitive factors may negatively affect our ability to sell CHP products and services, as well as revenue that we may receive for these products and services.

Changes in technology, increased electricity management and saving efforts, or energy sustainability efforts may reduce the value of our CHP solutions and may otherwise have a material adverse effect on us.

If we cannot adopt and offer technological developments on a timely basis, demand for our services may decline, or we may face challenges in implementing or evolving our business strategy. Significant technological changes continue to impact our industry. To grow and remain competitive, we will need to adapt to changes such as implementing energy management system, or EMS, efficiency and using alternative sources of fuel, continually invest in our assets, increase generation capacity, enhance our existing offerings, and introduce new offerings to meet our current and potential customers’ changing service demands. Competitors may incorporate similar technologies into their businesses and services more quickly or more successfully than we do. Adopting new and sophisticated technologies may result in implementation issues, such as scheduling and supplier delays, unexpected or increased costs, technological constraints, regulatory issues, customer dissatisfaction, and other issues that could cause delays in launching new technological capabilities, which in turn could result in significant costs or reduce the anticipated benefits of the upgrades.

Technological advances have improved, and are likely to continue to improve, for existing and alternative methods to produce CHP, including fuel cells, electricity storage batteries and heat pumps. Further, federal and state incentives for the development and production of renewable sources of power have contributed to market penetration of these competing technologies. Such technological advances may be superior to, or may not be compatible with, some of our existing technologies, investments and infrastructure, and may require us to make significant expenditures to remain competitive, and are expected to continue reducing the costs of power generation or storage, which may result in the obsolescence of certain of our operating assets. Consequently, the value of our more traditional generation assets could be significantly reduced because of these competitive advances, which could have a material adverse effect on us. Our future success will depend, in part, on our ability to anticipate and successfully adapt to technological changes and to offer services and products that meet customer demands and evolving industry standards.

Technological advances in demand-side management and increased conservation efforts have reduced, and are expected to continue to reduce, electricity demand. Additionally, the development of demand-side management tools and practices can affect peak demand requirements for some of our markets at certain times during the year. A significant decrease in electricity demand as a result of such efforts would significantly reduce the value of our generation assets. Furthermore, effective power conservation by our customers could result in reduced electricity demand or significantly slow the growth in such demand. Any such reduction in demand could have a material adverse effect on us.

Beyond consumer and technological trends, evolving regulatory frameworks continue to influence electricity demand, market dynamics and investment priorities. Certain regulatory and legislative bodies have implemented, introduced or are considering requirements and/or incentives to reduce power consumption. These regulatory initiatives are often evolving, inconsistent across jurisdictions and subject to frequent changes or reversals, creating uncertainty for market participants. Fluctuations in regulatory priorities or enforcement may also materially impact the pace and extent of market penetration for our technologies and services. Furthermore, we may incur increased capital expenditures if we are required to increase investment in conservation measures. Additionally, increased governmental and consumer focus on energy sustainability efforts, including desire for, or incentives related to, the development, implementation and use of low-carbon technology, may result in decreased demand for the traditional generation technologies that we currently own and operate.

We may be subject to unpredictable expenses or claims and there is no assurance that our cash reserves will be sufficient.

With respect to our systems, we typically offer a warranty against any defects in manufacture for a period up to one year from the date of commissioning. Our prospective customers may extend the warranty period for additional payment. Accordingly, we intend to maintain cash reserves for these potential warranty expenses. There is no assurance that future warranty claims will be issued and if we experience a significant number of warranty claims, there is no assurance that our cash reserves will be sufficient. Excessive warranty claims could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on third parties, such as certain manufacturers and suppliers, which may impair our ability to swiftly meet demand from our prospective customers.

We rely on third parties to manufacture and supply us with proprietary custom subcomponents for our CHP microturbines. We rely on a limited number of suppliers who are able to provide us with materials and components as well as manufacture and assemble certain components of our CHP systems. Accordingly, in the event equipment must be repaired or replaced, our operations may be interrupted, and, in turn, our financial results may be negatively impacted. Further, we may incur expenses in the event that the equipment requires a repair or replacement.

Additionally, our suppliers may encounter problems themselves during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

●	we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

●	our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of our products or cause delays in deliveries;

●	we may have difficulty locating and qualifying alternative suppliers;

●	switching components or suppliers may require product redesign and intensive testing, which could significantly impede or delay our commercial activities;

●	the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner; and

●	our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or alternative suppliers, if necessary, in part because we may need to undertake additional activities to establish such suppliers. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our prospective customers and cause them to switch to competing products.

Moreover, while the final assembly of our products is carried out in our engineering center in Petah Tikva, Israel, we may be required to manufacture our products locally in one of our target markets through sub-contractors that may also encounter issues related to timely manufacturing.

We may not be able to succeed in developing collaboration agreements, which could adversely affect our ability to develop and commercialize our product candidates.

Our business model is dependent on collaboration agreements with major companies. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these arrangements. The success of any collaboration arrangements may depend on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these arrangements. Disagreements between parties to a collaboration arrangement regarding commercial matters may lead to delays in the development process. Risks arising from entering into collaboration agreements include the risk that collaborators may independently develop, or develop with third parties, products that compete directly with our products and that collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that may threaten our intellectual property or protection of proprietary information. Any failure to enter into collaboration agreements may result in our not being able to further the development of our products and bring them to market and our business may be materially and adversely affected as a result.

Our business and operations might be adversely affected by security breaches.

Despite the implementation of security measures as well as data recovery protocols intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our new products development programs. For example, the loss of data from our projects could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. To the extent that any disruption or security breach was to result in a loss of or damage to our project data, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the GDPR, damage to our reputation, and the finalization of our products under development could be delayed.

Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory, and economic barriers in connection with the purchase and use of energy storage products that may significantly reduce demand for our products or harm our ability to compete.

The energy industry operates within a complex and evolving regulatory framework that includes federal, state, and local laws, as well as rules established by electric utilities, regional transmission organizations, and other market operators. Existing regulations, and any future changes thereto, may impose technical or interconnection requirements, limit participation in certain markets, or create economic disincentives that restrict the deployment of CHP systems.

Additionally, uncertainty or inconsistency in policy implementation across territories can delay project development, increase compliance costs, or create competitive disadvantages relative to other generation or storage technologies. Governmental entities may also modify, reduce, or eliminate incentives, subsidies, or other support mechanisms for local energy generation, which could adversely affect customer economics and purchasing decisions.

Any such regulatory or policy developments could materially and adversely impact demand for our products, delay or prevent project adoption, or otherwise harm our business, results of operations, and financial condition.

Changes in demand for power or power derived from renewable energy sources specifically may adversely affect our business prospects.

Demand for power is affected by a variety of factors, which are not necessarily within our control. Slow growth or an overall reduction in demand for power, such as through improvements in energy efficiency, or increased penetration of nuclear energy, could have a material adverse effect on our business prospects, financial condition and results of operations. Demand for CHP is affected by a complex interaction of economic and factors and energy and environmental policy preferences. There are uncertainties associated with the timing of fossil fuel plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity. Slow growth or volatility in the demand for CHP specifically could also have a material adverse effect on our plan to grow our business and could, in turn, have a material adverse effect on our business prospects, financial condition and results of operations. A decline in prices for fossil fuels could, in some cases, cause demand for CHP to decrease and adversely affect the demand for our capacity and electricity generation.

Tariffs could adversely affect our business and financial results.

We purchase components of our microturbine technology from suppliers that are affected by price fluctuations for raw materials. The Trump administration has implemented baseline 10% tariffs on imports from the vast majority of the U.S.’s trading partners, and, as of April 9, 2025, has imposed a 10% tariff on imports from the State of Israel, which does not include goods that were shipped and departed for the United States before April 5, 2025. The secondary effects of these policies could significantly increase the cost of components sourced from our suppliers in various countries due to abrupt supply and demand shifts. As a result of the consequences of this tariff policy, we may need to obtain components from other sources or third parties. Any of these factors may adversely affect our financial condition or results of operations.

From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreements.

From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. We may never enter into definitive agreements after signing a letter of intent and/or entering into a term sheet or other similar arrangement for a multitude of reasons, including, but not limited to, regulatory, operational, financial and other considerations. There may also be forces outside of our control that have an effect on our ability or decision as to whether we enter into such definitive agreements. As a result, there can be no assurance that upon signing a letter of intent and/or entering into a term sheet or similar arrangement, that we will enter into definitive documents. This could have a material adverse effect on our reputation and could cause us to incur expenses if any legal claims arise as a result thereof.

Risks Related to the Manufacturing of Our Products

Unanticipated business disruptions could adversely affect our ability to provide our products to our prospective customers.

We have a complex network of suppliers, co-manufacturing locations, distribution networks, and information systems that support our ability to consistently provide our products to our prospective customers. If we were to experience any significant disruption in the operation of our facilities, we would be unable to supply or face a substantial delay of our products to our prospective customers or would necessitate requiring additional resources to restore our supply chain or distribution network. If we cannot respond to disruptions in our operations, whether by finding alternative suppliers or replacing capacity at key manufacturing or distribution locations, or if we are unable to quickly repair damage to our information, production, or supply systems, we may be late in delivering, or be unable to deliver, products to our prospective customers and may also be unable to track orders, inventory, receivables, and payables. If that occurs, our prospective customers’ confidence in us and long-term demand for our products could decline. Any of these events could materially and adversely affect our product sales, financial condition, and operating results.

We are exposed to commodity price volatility and increased costs for components.

Our products are comprised mainly of turbines and compressors, turbine and compressor housing, recuperators, bearings, bearing housings, valves, alternators, output converters and inverters, as well as supplier-provided raw materials such as the metals MARM247, Hastelloy X, aluminum, and PH 15-5, that are produced and refined by subcontractors in accordance with dedicated and unique specifications. Our reliance on U.S. and non-U.S. suppliers (including third-party manufacturing suppliers, subcontractors and service providers) to secure parts, components and sub-systems used in our products exposes us to volatility in the prices and availability of these components and services.

We are reliant on certain subcontractors which could leave us exposed to supplier concentration.

We rely on other companies to provide materials, components and subsystems for our products. We depend on these subcontractors and suppliers to meet their contractual obligations in full. We manage our supplier base carefully to avoid or minimize risks and customer issues. We sometimes rely on only one or two sources of supply that, if disrupted, could have an adverse effect on our ability to meet our customer commitments. Our ability to perform our obligations may be materially adversely affected if one or more of these suppliers is unable to provide the agreed-upon materials, perform the agreed-upon services in a timely and cost-effective manner, or engage in misconduct or other improper activities.

In many instances, we depend upon a single source of supply, manufacturing, services support or assembly that may be subject to supply and demand imbalances. Generally, the final assembly of the product is carried out in our engineering center in Petah Tikva, Israel. However, in certain cases, we may be required to manufacture and assemble our products locally in one of our target markets through sub-contractors we may use.

However, when we will initiate scaled production we intend to procure our components ahead of time in general, components may be acquired and supplied within a relatively short period. We will attempt to maintain minimum inventory levels in accordance with our short-term manufacturing plan. Any disruption in deliveries from our suppliers, supplier capacity constraints, supplier production disruptions, supplier quality issues (such as issues with defects or fraudulent parts), closing, bankruptcy or financial difficulties of our suppliers, price increases due to inflation or otherwise, or decreased availability of components, including as a result of war, natural disaster, pandemic or other business continuity events, could have a material adverse effect on our ability to meet our commitments to prospective customers or increase our operating costs.

The CHP microturbine industry is subject to specific procurement requirements that place a limit on the types of materials used, which may limit the number of eligible suppliers and subcontractors we may use.

Furthermore, we enter into engagement agreements with subcontractors through specific purchase orders. Generally, our terms of payment range between 30 to 90 days from the invoice date. In exceptional cases, we pay in advance for components. Our engagement agreements with some suppliers are carried out by ad hoc orders.

We believe that our supply management and production practice models are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Nonetheless, price increases, supplier capacity constraints, and supplier production disruptions may have a material adverse effect on our competitive position, results of operations, financial condition or liquidity.

Problems with quality or performance in our products as well as product liability claims could result in negative impact on our relationships with prospective customers and our reputation and cause reduced market demand for our products.

Problems with the quality or performance of the microturbines we manufacture, may expose us to potential product liability claims. While we have not yet experienced any significant product liability claims, as a result of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the impact of any resulting negative publicity on our business. Any product liability claims or regulatory actions related to problems in the quality or performance of our products could be costly and time-consuming to defend. The successful assertion of product liability claims against us could result in potentially significant damages and require us to make significant payments. While in certain cases, our partners may maintain appropriate insurance to cover possible damages, we do not maintain product liability insurance of our own to cover potential bodily injury or property damage arising from the operations of our products and may be unable to obtain sufficient product liability insurance coverage on commercially reasonable terms or at all. Moreover, any product liability claim, with or without merit, could result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation. Additionally, a material design, manufacturing or quality failure or defect in our products or other safety issues could warrant a product recall by us and result in increased product liability claims. If the authorities in the jurisdictions where we sell our products decide that these products failed to comply with applicable quality and safety requirements, we also could be subject to regulatory actions.

Any defect, underperformance or problem of our microturbines or any perception that our products may contain errors or defects, or any product liability claims related to such errors or defects, may adversely impact our customer relationships and harm our reputation and credibility, resulting in a reduced market demand for our microturbines, decrease in our revenues, increase in our expenses and loss of market share.

We may be unable to receive compensation from suppliers for defective raw materials or components used in our wind turbines and warranty provisions in our supply contracts may be insufficient.

In the event that we become subject to product liability or warranty claims caused by defective raw materials or components from third-party suppliers, we can attempt to seek compensation from the relevant suppliers. However, warranties provided by suppliers may be for periods shorter than the warranty periods we provide to our prospective customers and warranty claims against suppliers may be subject to certain conditions precedent which may not be satisfied. Further, our purchase orders usually do not contain provisions to cover lost profits and indirect or consequential losses. If no claim can be asserted against a supplier, or amounts that we claim cannot be recovered from the supplier, to the extent that such amounts cannot be covered by insurance coverage, if any, we may be required to bear customer claims or replace the microturbines or components at our own costs. Our business, financial condition and results of operations could be materially and adversely affected.

System commissioning activities may not be successful and may not commence or proceed as scheduled, which could increase our costs and impair our ability to recover our investments.

The commissioning of CHP systems involves ordinary operational and logistical risks that may affect project timing, installation, or cost. Success in commissioning a particular project typically depends on factors such as, but not limited to, obtaining and maintaining required permits and approvals, managing labor and equipment availability, addressing engineering or environmental conditions that may arise during construction, and ensuring contractors and suppliers perform as expected. In some cases, construction of a particular project may be delayed, adjusted, or subject to installation cost overruns due to regulatory changes, local stakeholder actions, or weather-related conditions.

If we fail to timely complete the commissioning of a building project as agreed upon or experience delays, we may be subject to contractual remedies or additional expenses that could modestly affect project profitability or timing of revenue recognition. Cost overruns or unanticipated installation expenses could, in particular, reduce overall project margins and negatively impact profitability.

The projects in our development pipeline are in various stages of development, contracting, permitting, construction, and commissioning. There can be no assurance that our planned projects will commence operations timely, as described in this prospectus, or at all.

Our project development pipeline consists of multiple residential and commercial projects, which are in various stages of the development process. We have not yet commenced commercial operations or entered into binding agreements, or obtained all necessary environmental, regulatory, construction and zoning permissions for a number of projects in our development pipeline. In order to grow our business, we are required to conduct significant early stage development activities, including site evaluation, permitting, interconnection, and commercial contracting activities. In addition, we may enter into customer contracts in the early stages of development that ultimately may be unprofitable or result in termination payments by us. There can be no assurance that we will be able to effectively convert a sufficient number of early stage development projects into operating projects the rate required to meet our targeted growth. Consistent with industry practice, we do not expect that every project in our development pipeline will achieve commencement of operations. Some portion of our pipeline may face siting, permitting, construction, or other challenges that prove prohibitive to further project development, or may ultimately prove unattractive as market conditions change. As a result, we may choose to cancel, delay, or accelerate projects in the pipeline on an opportunistic basis.

In addition, expenses related to our pursuit of contracts and regulatory approvals related to the projects in our development pipeline may be significant and will be incurred by us regardless of whether these assets are ultimately constructed and operational. Further, we may invest capital in early-stage projects that do not ultimately proceed. Later stage projects are also subject to permitting and other risks. We will not receive any material increase in operating cash flows until a project is completed, even though we may have expended considerable funds during the development or construction phases, which may be prolonged.

Our future growth depends on the success of a series of pilot projects which makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

Our success as a company and ability to generate revenues in the future is dependent on the success of our pilot projects, the satisfaction of our customers and our ability to commercialize our microturbine technology. In addition, attracting new customers may involve evaluation processes during the pilot stage that prospective clients may not be willing to engage in before experiencing satisfying results with our products and services, while we will continue to accrue research, development and engineering expenses. If we are not successful in our pilot projects, we may not be able to expand our business, which could cause a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Financial Condition and Capital Requirements

Our financial statements for the six months ended June 30, 2025 contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern opinion could prevent us from obtaining new financing on reasonable terms or at all, and risk our ability to continue operating as a going concern.

To date, we have not generated any revenues from our activities and have incurred substantial operating losses. In part because we have incurred losses in each year since our inception, our financial statements for the six months ended June 30, 2025 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of June 30, 2025, that raises substantial doubt on our ability to continue as a going concern. The financial statements for the six months ended June 30, 2025 have been prepared assuming that we will continue as a going concern. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of June 30, 2025, we incurred accumulated losses of approximately $31.5 million. A going concern assessment could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We expect to require additional financing to fund our operations in the near future. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and it risks our ability to continue operating as a going concern.

Our management is implementing an efficiency plan which may not necessarily be carried out successfully.

On October 11, 2023, our board of directors approved and adopted an efficiency plan, or the Efficiency Plan, with a view to reducing the number of personnel and reducing salaries of our officers, while in parallel directing resources to financing our ongoing activity and examining additional operational and strategic considerations. The Efficiency Plan included (i) a workforce reduction of approximately 50% through unpaid leave of up to three months or termination, resulting in a reduced workforce of approximately 15 employees, and (ii) significant salary reductions for Company officers, including the CEO’s voluntary postponement of approximately 50% of his monthly compensation and an irrevocable reduction of director remuneration to the minimum permitted under applicable regulations as of October 1, 2023.

Following a temporary reduction in salary for our management and officers, regular pay was partially reinstated in early 2025 and fully reinstated as of October 2025. In parallel with implementing the Efficiency Plan and continuing the Company’s operations in a reduced format, the Company has continued to prioritize allocating resources to financing its ongoing activities and evaluating additional operational and strategic alternatives in light of available resources and the prevailing security situation in Israel. The Board of Directors continues to convene periodically to assess the implementation of the Efficiency Plan, monitor our financial position, evaluate alternatives, and make further decisions as needed, and the Company publishes updates as required.

We have not yet generated any revenue and there can be no assurance that we will ever be profitable.

We have not significantly commercialized our products and have not generated significant revenues since the date of our inception. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to materially commercialize, our products. Our ability to generate future revenue from product and service sales depends heavily on our success in many areas, including but not limited to:

●	our dependency on the successful development, marketing and sale of our proprietary technology, including our microturbines CHP systems and EMS, to our target customers;

●	the loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results;

●	our dependency upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	our dependency on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products;

●	the field of CHP microturbines is relatively new and still developing, and the regulation of the field is also changing and developing;

●	general economic weakness, including inflation, or industry and market conditions;

●	addressing any competing technological and market developments;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

We expect our operating expenses to increase in the future as we expand our operations. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for many reasons, including without limitation the other risks and uncertainties described in this annual report. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in future periods. If our expenses exceed our revenue, our business may be seriously harmed, and we may never achieve or maintain profitability.

We may enter into agreements at a financial loss.

In order to penetrate certain markets or demonstrate our technological capabilities, and as part of our long-term business strategy, we may enter into agreements to finance, build and operate projects at a financial loss to us. Such agreements may materially affect our business, financial condition, and results of operations.

We expect that we will need to raise substantial additional funding which may divert management from their day-to-day activities and which may not be financed on favorable terms.

Our primary business activity is the development of our CHP microturbines. We anticipate that we will need to rely on external sources of financing, such as credit, for our working capital and project development costs. As of June 30, 2025, our cash and cash equivalents were $3,364 thousand. We expect that we will require substantial additional capital to continue our research and development activity and to proceed with pilot projects that partly will have to be financed by us in order to penetrate relevant markets or secure certain clients and commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us. Our future funding requirements will depend on many factors, including but not limited to:

●	the costs to produce our CHP systems, including expenses related to research and development to further develop our CHP microturbine range;
●	the costs to maintain our engineering center in Israel;

●	the increase in the cost of financing as a result of reasons not necessarily related within our control, which may affect the profitability of our projects;

●	increasing our marketing efforts to increase the commercialization of our CHP microturbines; and

●	the level of revenues received from commercial sales of our products.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. In addition, our ability to raise capital could be affected by various factors, including prevailing market and economic conditions. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results, and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue our research or development efforts or the development or commercialization of our existing products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, and results of operations.

Our financial condition may be affected by certain grant repayment and other obligations.

Under the terms of the IIA funding agreements, if any of the projects result in commercialized products, we will be required to pay royalties at the rate of 3% of revenues generated from such products, up to 100% of the grants received, linked to the USD and bearing interest SOFR. These royalty obligations are contingent on future sales; in the absence of sales, no repayments are required.

In addition, under the terms of a grant agreement from the cooperation framework between the U.S. Department of Energy’s Office of Energy Efficiency and Renewable Energy, the Israeli Ministry of Energy and the IIA, or the BIRD Energy program, repayment of the grant will be made by way of royalties equal to 5% of gross product sales, up to a maximum of 150% of the grant amount. These royalty obligations are contingent upon future sales, and in the absence of sales, no repayment is required.

If we are able to generate revenues from the commercialization of our products, the requirement that we pay royalties on certain projects will impact the amount of revenue that we generate and may delay our efforts to become profitable.

Risks Related to Our Intellectual Property

We may not be able to compete effectively if we are unable to obtain or maintain patent rights.

Our success and future revenue growth will depend, in part, on our ability to protect our patent rights. In addition to the protection afforded by any patents that may be granted, historically, we have relied on trade secret protection and confidentiality agreements with our employees, consultants, and contractors to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, agreements may be breached, trade secrets may be difficult to protect, and we may not receive adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors or other unauthorized third parties.

Although our patent applications were approved in certain jurisdictions, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable, or invalidated. Furthermore, even if they are unchallenged, our patents may not adequately protect our intellectual property, products, or services and provide exclusivity for our new products or services or prevent others from designing around our claims. Furthermore, there is no guarantee that third parties will not infringe or misappropriate our patents or similar proprietary rights. In addition, there can be no assurance that we will not have to pursue litigation against other parties to assert our rights.

Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively, and our business and results of operations would be harmed.

No assurance can be made that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements, or those competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

We may face limitations on our ability to commercialize or further develop products incorporating technology subject to defense-related intellectual property rights held by third parties, which could materially delay or restrict our business plans.

Since 2018, we have been a party to a license agreement with Rafael Advanced Defense Systems Ltd., or Rafael, and R-Jet Engineering Ltd., or R-Jet, relating to joint development and production of our microturbine technology, or the 2018 License Agreement. Under the 2018 License Agreement with Rafael, we have unlimited rights of use of the microturbine technology for civilian applications, other than for use in electric vehicles and aeronautical applications. Although this allocation of rights allows us to pursue commercial opportunities, our ability to develop or commercialize products that leverage or build upon military-use developments is subject to Rafael’s prior consent pursuant to the 2018 License Agreement.

As we advance our collaborations, we intend to utilize aspects of the military-side developments in our broader product roadmap. However, if we plan on entering into further agreements in the future, we are required to obtain permission from Rafael before using or adapting any technology that falls under its defense IP rights, including for purposes of entering into a definitive agreement with the subsidiary of a leading multi-national defense corporation or any future agreements. There is no assurance that such permission will be granted on favorable terms, in a timely manner, or at all. Any refusal, delay, or imposition of additional conditions could limit the scope of technologies available to us, require us to modify or redesign our solutions, or restrict our ability to address certain defense or dual-use markets. If we enter into negotiations with potential strategic partners for the military-use development of the microturbine technology, failure to obtain the required permission would result in the immediate termination of negotiations and the loss of potential profits that could have been realized had we entered into a definitive agreement.

In light of these uncertainties, we continue to explore and evaluate the parallel development of an alternative solution for these types of projects with an EU–based partner that would not rely on defense-related intellectual property owned by our existing defense partners. While such alternative development efforts are intended to mitigate the potential impact of delays, refusals, or constraints arising from defense-related IP restrictions, they may require additional time, investment, and technical resources and may not achieve the same performance, cost efficiencies, or market acceptance as solutions derived from military-use developments. There can be no assurance that any such alternative arrangement will be successful or will fully offset the risks associated with our existing defense collaborations.

In addition, the existence of overlapping development programs with separate defense partners increases the risk of IP boundaries being interpreted differently by each party, and any disagreements regarding ownership, permitted uses, or derivative works could lead to disputes, negotiations, or limitations on our activities. These constraints could materially delay product development, reduce potential revenue streams, or negatively affect our strategic efforts to expand into defense-related and dual-use applications.

We may be subject to litigation or incurring license costs on third-party intellectual property.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third-party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or services or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or services or our products (and any relevant services) unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products or services. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or services or seek a license from any patent holders. Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000, and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or services could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our services, our new products, or the use of our new products. Third-party intellectual property rights holders may also actively bring infringement claims against us by asserting that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs, or methods of manufacture related to the use or manufacture of our products or services.  If any third-party patents were held by a court of competent jurisdiction to cover aspects of our processes for designs or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our processes for designs or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products or services. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or services, or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Thus, we cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable, and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products or services. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products or services that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

We may be compelled to protect or enforce our intellectual property.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products or services, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our product development, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products or services to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

Filing, prosecuting, and defending patents on products and services, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies develop their own products or services in jurisdictions where we have not obtained patent protection to and may export infringing products or services to territories where we have patent protection, but where patents are not enforced as strictly as they are in the United States. These products or services may compete with our products or services. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products or services in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly, put the issuance of our patent applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and any damages or other remedies that we may be awarded, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Our Ordinary Shares

Future sales of our Ordinary Shares could reduce the market price of our Ordinary Shares.

Substantial sales of our Ordinary Shares on the Nasdaq and TASE, including following this offering, may cause the market price of our Ordinary Shares to decline. Sales by our shareholders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares.

We do not know whether a market for the Ordinary Shares will be sustained or what the trading price of the Ordinary Shares will be and as a result, it may be difficult for you to sell your Ordinary Shares.

Although we intend to list the Ordinary Shares on Nasdaq, the application may not be approved and, even if approved, an active trading market for the Ordinary Shares may not be sustained. It may be difficult for you to sell your Ordinary Shares without depressing the market price for the Ordinary Shares or at all. As a result of these and other factors, you may not be able to sell your Ordinary Shares at or above the offering price or at all. Further, an inactive market may also impair our ability to raise capital by selling Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies, products, or services by using our equity securities as consideration.

The market price of our Ordinary Shares may be highly volatile, and you could lose all or part of your investment

The trading price of our Ordinary Shares is likely to be volatile. As a result of this volatility, you may not be able to sell the Ordinary Shares at or above the price at which you paid. The market price for the Ordinary Shares may be influenced by many factors, including:

●	our dependency on the successful development, marketing and sale of our proprietary technology, including our CHP microturbines, to our target customers;

●	the loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results;

●	our dependency upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	our dependency upon third-party service providers to provide a high quality of service, which if not met, may impact the utility of our products, our business, operating results and reputation;

●	our dependency on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products;

●	obtaining and upholding permits, certifications and authorization in various jurisdictions;

●	our sector is relatively new and still developing, and the regulation of the field is also changing and developing;

●	general economic weakness, including inflation, or industry and market conditions;

●	the impact of competition and new technologies;

●	whether a market for the Ordinary Shares will be sustained;

●	the granting or exercise of employee stock options or other equity awards; and

●	changes in investor and securities analyst perception of the business risks and conditions of our business.

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

There is no established trading market for the Ordinary Shares in the United States, and an active trading market may not develop.

There is currently no public market on a U.S. national securities exchange for the Ordinary Shares. We intend to list the Ordinary Shares on Nasdaq under the symbol “TRBG.” There can be no assurance that our application will be approved. Even if the Ordinary Shares are listed on Nasdaq, there can be no assurance that an active trading market for the Ordinary Shares will develop or be maintained. In the absence of an active trading market for the Ordinary Shares, shareholders may not be able to sell their Ordinary Shares at or above the offering price or at the time that they would like to sell. The lack of an active trading market may also reduce the fair market value of the Ordinary Shares.

Our securities will be traded on more than one market or exchange and this may result in price variations.

Our Ordinary Shares have traded on the TASE since November 2021. Assuming that our Ordinary Shares are listed for trading on the Nasdaq, trading in our Ordinary Shares will take place in different currencies (dollars on the Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our Ordinary Shares on the TASE could cause a decrease in the trading price of our Ordinary Shares on the Nasdaq.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

In the two financial years prior to the date of this prospectus, we have incurred losses of approximately $40 million in the aggregate, which has resulted in our inability to distribute dividends. We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors.

We expect to incur significant costs and devote substantial management time as a result of operating as a public company.

Upon the listing of our securities on Nasdaq, we will become a publicly traded company in the United States. As a public company in the United States we will incur additional and significant legal, accounting and other expenses beyond those we incur as a publicly traded company in Israel. For example, we are subject to the reporting requirements of the Exchange Act and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.

Compliance with the requirements of being a public company in the United States incurs significant legal and financial compliance costs and makes some activities more time consuming and costly. In addition, our management and other personnel must devote substantial time on operational and other business matters when attending to public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We expect to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of operating as a public company or the timing of such costs.

Being a public company makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and skilled executive officers. As a result of disclosure of information in our publicly-filed documents, our business and financial condition is more visible, which we believe may result in potential or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially adversely affect our business, financial condition and operating results.

Raising additional capital would cause dilution to our existing shareholders and may adversely affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity, or otherwise including through convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Future sales of our Ordinary Shares or of securities convertible into our Ordinary Shares, or the perception that such sales may occur, could cause immediate dilution and adversely affect the market price of our Ordinary Shares.

Investors may experience significant dilution as a result of this offering and future offerings.

A certain Selling Shareholder identified herein is selling from time to time up to 1,200,000 Ordinary Shares underlying the Warrants, which constitutes approximately 5.48% of our issued and outstanding Ordinary Shares prior to the offering pursuant to this prospectus. Purchasers of the Ordinary Shares, as well as our existing shareholders, will experience dilution if the certain Selling Shareholder identified herein sells the shares underlying the Warrants. Such sales could cause the market price of our Ordinary Shares to decline.

Further, if the warrants that are currently outstanding are exercised, our outstanding Ordinary Shares would increase from 21,882,539 to 22,622,266, representing an increase of approximately 4% in the number of outstanding Ordinary Shares. Accordingly, shareholders will experience significant dilution of their ownership interests. The resale of these additional Ordinary Shares, or the perception that such issuances or resales could occur, could also further cause the market price of Ordinary Shares to decline.

Future issuances or sales, or the potential for future issuances or sales, of our Ordinary Shares may cause the trading price of our Ordinary Shares to decline and could impair our ability to raise capital through subsequent equity offerings.

Shares to be issued in future equity offerings could cause the market price of our Ordinary Shares to decline and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of our Ordinary Shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our Ordinary Shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

The market price of our Ordinary Shares could decline due to sales, or the announcements of proposed sales, of a large number of Ordinary Shares in the market, including sales of up to 739,727 Ordinary Shares issuable upon exercise of warrants issued since February 2023, or other sales of Ordinary Shares by our large shareholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our Ordinary Shares and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of Ordinary Shares or other equity-related securities would have on the market price of our Ordinary Shares.

We have outstanding warrants, some of which contain “full-ratchet” anti-dilution protection, which may cause significant dilution to our stockholders.

We have outstanding warrants, which are exercisable into Ordinary Shares. The issuance of the Ordinary Shares upon the exercise of the outstanding warrants would dilute the percentage ownership interest of all shareholders, might dilute the book value per share of our Ordinary Shares and would increase the number of our publicly traded shares, which could depress the market price of our ordinary shares. The warrants issued to several of our investors contain a “full-ratchet” anti-dilution provision which, subject to limited exceptions, would reduce the exercise price of the warrants (and increase the number of shares issuable) in the event that we in the future issue Ordinary Shares, including any securities issued to investors, at a price per share lower than the applicable exercise price or conversion price then in effect.

Our Articles of Association, provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees.

Our Articles of Association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Articles of Association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations promulgated under the Securities Act or the Exchange Act as a result of our exclusive forum provision.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our Articles of Association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision in our Articles of Association. If a court were to find the exclusive forum provision contained in our Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

Although we believe the exclusive forum provision benefit us by providing increased consistency in the application of U.S. federal securities laws or the Companies Law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provision may limit a shareholder’s ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our Ordinary Shares, our share price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced in part by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our Ordinary Shares, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the price of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Ordinary Shares or trading volume to decline.

An active trading market for our ordinary shares may not be sustained.

Although our Ordinary Shares would be listed on Nasdaq, an active public trading market for our Ordinary Shares may not be sustained. The lack of an active market may impair your ability to sell your Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your Ordinary Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling ordinary shares and may impair our ability to acquire other companies or technologies by using our Ordinary Shares as consideration.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Based on the composition of our income and valuation of our assets, we were not a passive foreign investment company, or PFIC, for 2025 and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

We have not paid, and do not intend to pay, dividends on our Ordinary Shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our Ordinary Shares.

We have never declared or paid any dividends on our Ordinary Shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Dividend Policy.”

As a “foreign private issuer” we would be subject to less stringent disclosure requirements than domestic registrants and are permitted and may in the future elect to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. registrants.

As a foreign private issuer and emerging growth company, it is possible that we would be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer in the United States, we would not be subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we would intend to rely on exemptions from certain U.S. rules which will permit us to follow Israeli legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We would follow Israeli laws and regulations that are applicable to Israeli public companies with securities registered under the Exchange Act. However, Israeli laws and regulations applicable to Israeli companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or Form 8-K, or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic registrants that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we would be subject to Israeli laws and regulations that have substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we would be required to file reports on Form 6-K disclosing the limited information which we would have made or would be required to make public pursuant to Israeli law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. registrant.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents, and we would fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our Company and adversely affect the market price of our Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	The provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;

●	Any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

●	Our ability to furnish two rather than three years of income statements and statements of cash flows in our initial public offering registration statement of our Ordinary Shares. In any other registration statement to be filed with the SEC, an emerging growth company need not present selected financial data for any period prior to the earliest audited period presented in connection with its initial public offering.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for each such traded security, and the trading price of each may be more volatile and may decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

The requirements associated with being a public company require significant company resources and management attention.

We would be subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we would file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and Nasdaq may also impose various additional requirements on public companies. As a result, we would incur significant legal, accounting and other expenses that we did not incur previously, which could increase if we are no longer an “emerging growth company” as defined in the JOBS Act. The need to establish and maintain the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our Ordinary Shares, fines, sanctions and other regulatory action and potentially civil litigation.

Risks Related to Our Incorporation and Our Operations in Israel

Potential political, economic and military instability in the State of Israel, where our headquarters, members of our management team, our production and research and development facilities are located, may adversely affect our results of operations.

Our executive offices and research and development facilities are located in Petah Tikva, Israel. In addition, the majority of our employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has historically controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of our Ordinary Shares.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

In October 2023, Hamas terrorists infiltrated Israel’s border with the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign commenced in the Gaza Strip. As of October 9, 2025, Israel and Hamas entered into a ceasefire agreement intended to permanently end the conflict. However, there are no assurances that such an agreement will hold. While the conflict created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability and the security situation remains fluid and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations and financial condition.

Following Hamas’s attack on Israel, other regional hostilities concurrently became more pronounced and evolved into a multi-front war. This included a northern front war between Israel and Hezbollah in Lebanon. As of the end of November 2024, Israel entered into a ceasefire agreement with Hezbollah, but there are no assurances as to whether the agreement will hold or whether further hostilities with Hezbollah will resume. In addition, the Iranian-backed Houthi Movement in Yemen launched direct attacks on Israel involving drones and missiles, and attacked container ships on the Red Sea. Such disruption to our operations previously included certain delays and diversions of the import of certain components for manufacturing and production as a result of reduced air travel and the attacks on container ships on the Red Sea route by the Houthi Movement. However, following the announcement of a ceasefire with Hamas, the Houthi Movement has stated that it will suspend such attacks, so long as the ceasefire with Hamas remains in place, and the immediate risk of further disruption has temporarily decreased.

In April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel. On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program.  For 12 days, both sides launched attacks against one another, with Iran targeting civilian infrastructure. As a result of the escalation with Iran, Israel temporarily closed its airspace and ceased all port activity related to commercial shipments. On June 22, 2024, the U.S. military joined Israel in launching strikes directly targeting nuclear infrastructure in Iran. As of June 24, 2025, a ceasefire was implemented between Iran and Israel, and as of the date of this Prospectus, it remains in place. Nonetheless, hostilities between Iran and Israel and the United States could resume, which could create significant volatility in the global economy and disrupt global supply chains.

While the intensity and duration of the multi-front conflict have been difficult to predict, the current ceasefire marks a potential shift towards stability in the region. If sustained, this could reduce disruptions to our business and operations, and adversely affect Israel’s economy in general. However, if the war resumes or expands to other fronts, our operations may be harmed.

In connection with the multi-front conflict, Israeli military reservists have been called up to perform military service. Three of our employees were called up as of February 6, 2026, but remain working part-time in connection with their military service. Almost all of those employees have returned after completing their reserve duty as of February 6, 2026, but there can be no guarantee that they will not be called up again. Additional employees may be called up, for service, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.

Our financial performance is, in part, affected by exchange rate fluctuations between the U.S. dollar and NIS and Euro and NIS.

We are exposed to foreign currency exchange rate volatility with our non-U.S. dollar and Euro denominated sales and operating expenses worldwide. Any weakening of foreign currencies relative to the U.S. dollar or Euro adversely affect the U.S. dollar or Euro value of our foreign currency-denominated sales and earnings, and generally leads us to raise international pricing, which could reduce demand for our products. In some circumstances, for competitive or other reasons, we may decide not to raise local prices to fully offset the dollar’s strengthening, or at all, which would adversely affect the U.S. dollar or Euro value of our foreign currency denominated sales and earnings. Conversely, any strengthening of the Israeli shekel or foreign currencies relative to the U.S. dollar or Euro will increase our Israeli operations costs and could cause us to increase our international pricing and become less competitive. Additionally, any strengthening of foreign currencies may also increase our cost of product components denominated in those currencies, thus adversely affecting gross margins.

We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.

We have non-competition agreements, governed by Israeli law, with all of our executive officers and the majority of our key employees. These agreements prohibit our employees from competing with or working for our competitors, generally during their employment and for up to 12 months after the termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and would be inclined, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We received grants from the IIA that require us to pay royalties and restrict our ability to transfer intellectual property or know-how outside of Israel.

We have received government grants from the IIA of the Ministry of Economy and Industry, and other governmental ministries for the financing of a significant portion of our research and development expenditures in Israel. Unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of Israeli Law for the Encouragement of Industrial Research and Development, 1984 and regulations promulgated thereunder, or the R&D Law, with respect to technologies that were developed using such grants, or financed know-how, including an obligation to repay such grants from consideration received from sales of products which are based on the financed know-how, if and when such sales occur and if applicable in accordance with the grant plan.

We may be required to remunerate our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

We enter into agreements with our Israeli employees pursuant to which such individuals agree that any inventions created in the scope of their employment are either owned exclusively by us or are assigned to us, depending on the jurisdiction, without the employee retaining any rights. A portion of our intellectual property has been developed by our Israeli employees during their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the course of his or her employment and within the scope of said employment are considered “service inventions.” Service inventions belong to the employer by default, absent a specific agreement between the employee and employer otherwise. The Patent Law also provides that if there is no agreement regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Although our Israeli employees have agreed that we exclusively own any rights related to their inventions, we may face claims demanding remuneration in consideration for employee service inventions. As a result, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We are incorporated in Israel. All of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court (see “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus).

Provisions of Israeli law and our Articles of Association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of our outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

Our Articles of Association may be deemed to have an anti-takeover effect.

Certain provisions of our Articles of Association may make a change in control of us more difficult to affect. Our Articles of Association provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors are elected by our shareholders. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent an attempt to change control of us, even though a change in control might be considered by our shareholders to be in their best interest.

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differ in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our Articles of Association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. companies.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities may in the future further reduce or eliminate the benefits of these programs. We may take advantage of these benefits and programs in the future; however, there can be no assurance that such benefits and programs will be available to us. If we qualify for such benefits and programs and fail to meet the conditions thereof, the benefits could be cancelled, and we could be required to refund any benefits we might already have enjoyed and become subject to penalties. Additionally, if we qualify for such benefits and programs and they are subsequently terminated or reduced, it could have an adverse effect on our financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our forecasted level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our ability to meet our targets for production and revenue;

●	our plans to continue to invest in research and development to develop technology for both existing and new technology;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our patents and other intellectual property;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to retain key executive members;

●	our ability to educate the industry on our microturbine technology;

●	interpretations of current laws and the passages of future laws; and

●	litigation.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise, after the date of this prospectus.

LISTING DETAILS

Our Ordinary Shares have been trading on the TASE under the symbol “TURB” since November 2021. We intend to apply to list the Ordinary Shares on Nasdaq under the symbol “TRBG.” This offering is contingent upon the Ordinary Shares being listed on Nasdaq; however, there no assurance can be given that our listing application will be approved by Nasdaq or that a liquid trading market for our Ordinary Shares will materialize. As of the date of this prospectus, our only listed class of securities will be Ordinary Shares outstanding. All of the Ordinary Shares confer the same rights and privileges. See “Description of Share Capital and Governing Documents.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders. All net proceeds from the sale of the Ordinary Shares covered by this prospectus will go to the Selling shareholders. However, we will receive cash proceeds from the exercise price of the Warrants that are exercised.

We intend to use the proceeds from the exercise of the Warrants for general corporate purposes and working capital.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Under the Companies Law, the repurchase of shares is treated as a dividend distribution.

The Companies Law imposes further restrictions on our ability to declare and pay dividends. Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due, generally referred to as the Solvency Criteria. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of distribution, generally referred to as the Earnings Criteria. In the event that we do not meet such Earnings Criteria, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that we comply with the Solvency Criteria.

However, pursuant to regulations promulgated under the Companies Law applicable for Israeli companies whose shares are listed on stock exchanges outside of Israel, or the Exemptions Regulations, an Israeli company whose shares are listed outside Israel is permitted to execute distributions through repurchasing its own shares, even if Earnings Criteria are not met, without the need for a court’s approval. This exemption is subject to certain conditions, including, among others: (i) the distribution meets the Solvency Criteria; and (ii) there had not been any objection filed by any of the Company’s creditors to the relevant court. If any creditor objects to such distribution, the Company will be required to obtain the court’s approval for such distribution.

Payment of dividends may be subject to Israeli withholding taxes. See “Taxation — Israeli Tax Considerations and Government Programs” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2025:

●	on an actual basis;

●	on a pro forma basis to give effect to (i) receipt of $2,056 million from investors after June 30, 2025; and (ii) the exercise of 1,285,959 warrants into 1,285,958 Ordinary Shares after June 30, 2025; and

●	on a pro forma as adjusted basis to give effect to (i) the receipt of $5 million from the issuance of 921,621 Ordinary Shares issued in connection with the 2025 Private Placement with Mr. Katz; (ii) 934,627 Warrants to be issued in the 2025 Warrant Inducement Agreement and any conversions due to the arrangements made with the Selling Shareholders; and (iii) the issuance of 136,450 Ordinary Shares upon the conversion of the First Anglo Turbo Loan and the Second Anglo Turbo Loan.

You should read this table in conjunction with the sections titled “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2025
U.S. dollars in thousands	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$3,364	$12,643	$16,007
Restricted cash	$18	$-	$18
Shareholders’ equity:
Ordinary shares	53	11	64
Additional Paid in Capital	25,982	16,453	42,435
Accumulated deficit	(31,626)	-	(31,626)
Total shareholders’ equity (deficit)	$(5,591)	$16,464	$10,873
Total capitalization	$(2,209)	$29,107	$26,898

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this prospectus.

Overview

Founded in 2014 in response to the need to technologically address the threat of climate change, we develop CHP systems based on microturbines. The application of these microturbines is for the local production of electricity, energy, and heat for the built environment.

Upon completion of our research and development, we will transition to manufacturing and installing our first developed microturbine system, the TG-40, which produces up to 40 KW of electrical energy and up to 60 KW of heat. We are designing the TG-40 prototype to be highly efficient at producing energy. We are currently developing the TG-40 for the purpose of lowering production, assembly, and maintenance costs, which will enable us to increase the number of potential installation sites, in part due to its low weight and agile modularity, compared to existing solutions in the 40 KW to 1 MW range. In addition to the TG-40, we are in the process of negotiations with one European Union-based company and one United States-based company for research and development stage of a range of technologies related to CHP systems, including a smaller and larger scale version of the TG-40, unit sizes, 23 KW for mobile systems, 32 KW and 80 KW for in building installation. In December 2025, we entered into a supplier agreement with a European Union-based company for the planned production of our microturbine systems. As of the date of this Prospectus, we have placed an order to buy twelve systems, into which we expect to integrate our proprietary technology, and anticipate continuing to place purchase orders to support system demand over the next 12 months, subject to successful installations.

As of the date of this Prospectus, we are a development stage company that possesses production capacity intended solely for demonstration purposes. As of the date of this Prospectus, we have not generated any revenues.

We believe that our microturbine technology can address four main interconnected challenges: the increasing difficulty in maintaining legacy energy infrastructures, including electrical transmission grids; the increasing demand for electricity, the rising importance in highly energy-intensive infrastructure projects such as building, small server farms or small data centers and maintaining their operational resiliency, and the increasing electrification of power sources; the demand for cost efficiency in energy sources; and the reduction of carbon emissions.

We expect to market and sell our microturbines to owners and developers of building clusters, such as office buildings, housing developments, hospitality buildings, “off-grid consumers,” and server farms. Our primary target markets are those that possess advanced natural gas grids, such as the United States and countries in the European Union.

We aim to become a global leader in the field of local generation of energy, electricity, and heat, as well as in the EMS management. Our systems are designed to incorporate natural gas, landfill gas, diesel and hydrogen in varying compositions to produce energy. We anticipate commercial deployment of our TG-40 systems by the end of 2026.

We intend to continue differentiating our products by leveraging our multi-fuel combustion capabilities, high-efficiency turbine and compressor units, enhanced modularity, relatively low weight, and reduced operation and maintenance costs. We are offering an EaaS model, under which customers enter long-term agreements to purchase the electricity and heat our systems generate with little to no upfront cost, or, alternatively, may purchase an installed unit at full cost along with a service contract.

Additionally, we plan to offer on-demand integration of our products with existing off-the-shelf market solutions, such as energy storage , heat storage enabling the deployment of a localized micro-grid. This will include comprehensive energy management capabilities that cover both electricity and heat supply to a designated area from multiple sources. Furthermore, in addition to the EAAS business model, we plan to explore the possibility of offering our customers a model of purchasing systems with full customer financing.

Components of our Operating Results

Our operating expenses consist of three components:

●	Research and Development Expenses, net. Our net research and development expenses consist primarily of salary and compensatory expenses related to our research and development personnel, raw materials, contractors, consultants, travel expenses and depreciation costs.

●	Sales and Marketing Expenses. Our marketing expenses consist primarily of salary and compensatory expenses for our sales and marketing personnel, travel expenses and consultants.

●	General and Administrative Expenses. General and administrative expenses consist primarily of salary and compensatory expenses, consultants, professional services, and travel expenses.

Results of Operations

 To date, we have not generated revenue from the sales of any of our systems, and we do not expect to generate significant revenue until the end of 2026, at the earliest.

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2024	2023	2025	2024
U.S. dollars in thousands			Unaudited
Research and development expenses, net	1,192	1,758	642	593
Sales and marketing expenses	273	609	203	161
General and administrative expenses	1,366	2,157	1,626	707
Other income	-	-	(210)	-
Operating loss	2,831	4,524	2,261	1,461
Finance expenses (income), net	167	835	5,368	(62)
Net loss and comprehensive loss	2,998	5,359	7,629	1,399

Comparison of Period to Period Results of Operations

Six Months Ended June 30, 2025 and Six Months Ended June 30, 2024

Research and Development Expenses, net

Research and development expenses, net, increased by 8% to $642 thousand for the six months ended June 30, 2025, compared to $593 thousand for the six months ended June 30, 2024. This increase was primarily attributable to increase in expenses related to materials and contractors, which resulted from increased testing on our microturbine technology and preparations to scale our production.

Sales and Marketing Expenses

Sales and marketing expenses increased by 26% to $203 thousand for the six months ended June 30, 2025, compared to $161 thousand for the six months ended June 30, 2024. This increase was primarily attributable to an increase in salaries and related benefits, and payments to consultants.

General and Administrative Expenses

General and administrative expenses increased by 130% to $1,626 thousand for the six months ended June 30, 2025, compared to $707 thousand for the six months ended June 30, 2024. This increase was primarily attributable to an increase in share-based compensation related to options granted to members of management in 2025 in an amount totaling $928 thousand in the six months ended June 30, 2025, compared to $118 thousand in the six months ended June 30, 2024.

Other income in settlement of liability

Other income was $210 thousand for the six months ended June 30, 2025. We recorded no other income in the six months ended June 30, 2024. The other income recorded in the six months ended June 30, 2025 was primarily attributable to modified contractual terms with a consultant and, as a result, the provision from prior year was cancelled and recorded against other income.

Loss from Operations

Loss from Operations increased by 55% to $2,261 thousand for the six months ended June 30, 2025, compared to $1,461 thousand for the six months ended June 30, 2024. This increase was primarily attributable to an increase in share-based compensation expenses mainly related to options granted to members of management in the six months ended June 30, 2025.

Financial Expenses (income), net

Financial expenses (income), net, increased to $5,368 thousand for the six months ended June 30, 2025, compared to financial income of $62 thousand for the six months ended June 30, 2024. This increase was primarily attributable to fair value measurement of options to investors presented as liability on the balance sheet, which totaled to an expense of $5,260 thousand due to an increase in our share price as of June 30, 2025 compared to June 30, 2024.

Net Loss

Net loss increased by 445% to $7,629 thousand for the six months ended June 30, 2025, compared to $1,399 thousand for the six months ended June 30, 2024. This increase was primarily attributable to an increase in finance expenses of $5,368 thousand, mainly due to fair value measurement of options to investors presented as liability on the balance sheet as of June 30, 2025, and increase in share-based compensation mainly related to options granted to members of management of $834 thousand in the six months ended June 30, 2025.

Year Ended December 31, 2024 and Year Ended December 31, 2023

Research and Development Expenses, net

Research and development expenses, net, decreased by 32% to $1,192 thousand for the year ended December 31, 2024, compared to $1,758 thousand for the year ended December 31, 2023. This decrease was primarily attributable to a decrease of $526 thousand in salaries and related expenses due to the reduction of our workforce as part of the Efficiency Plan, a decrease of $180 thousand in materials costs due to reducing the scale of our operations in 2024 and a decrease of $120 thousand in expenses related to contractors due to an overall decrease in research and development expenses.

Sales and Marketing expenses

Sales and marketing expenses decreased by 55% to $273 thousand for the year ended December 31, 2024, compared to $609 thousand for the year ended December 31, 2023. This decrease was primarily attributable to reduction in salaries and related expenses of $175 thousand and decrease of $152 thousand in payments to consultants, which was the result of the implementation of the Efficiency Plan.

General and Administrative Expenses

General and administrative expenses decreased by 37% to $1,366 thousand for the year ended December 31, 2024, compared to $2,157 thousand for the year ended December 31, 2023. This decrease was primarily attributable to a reduction in salaries and related expenses of $718, of which $604 reflects the impact of higher share-based compensation in 2023 resulting from new option grants to key employees, including management. These grants led to share-based compensation expenses of $264 in 2024 compared to $868 in 2023.

Loss from Operations

Operating loss for the year ended December 31, 2024 was $2,831 thousand, compared to $4,524 thousand for the year ended December 31, 2023. The decrease in operating loss for the year ended December 31, 2024 was primarily attributable to the Efficiency Plan and resulted in a decrease in expenses mainly salaries, consultants and materials.

Financial Expenses (income), net

Financial expenses, net, for the year ended December 31, 2024 was $167 thousand, compared to financial expenses, net, of $835 thousand for the year ended December 31, 2023. The decrease in financial expenses, net, was primarily attributable to a decrease in expenses related changes in the fair value of convertible loans recorded on our balance sheet.

Net Loss

Net loss for the year ended December 31, 2024 decreased to $2,998 thousand, compared to net loss $3,539 thousand for the year ended December 31, 2023. The decrease in net loss was primarily attributable to implementation of our Efficiency Plan, which reduced expenses across salaries, consultants and materials, as well as a decrease in finance expenses, net, mainly related to the impact of the change in fair value of convertible loans recorded on our balance sheet.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2025, we have funded our operations primarily through fund raisings, convertible loans and grants from the IIA. As of June 30, 2025 and December 31, 2024, we had $3,364 thousand and $336 thousand in cash and cash equivalents, respectively.

The table below presents our cash flows for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
U.S. dollars in thousands	2024	2023	2025	2024
Net cash used in operating activities	(1,718)	(3,734)	(1,432)	(1,057)
Net cash used in investing activities	(2)	(9)		(2)
Net cash provided by financing activities	1,635	2,288	3,717	982
Effects on cash and cash equivalents from changes in foreign currency rates	(26)	(22)	744	(89)
Net decrease in cash, cash equivalents and restricted cash	(111)	(1,477)	3,029	(166)

Operating Activities

During the six months ended June 30, 2025, net cash provided by operating activities was $1,432 thousand, compared to $1,057 thousand used in operating activities during the six months ended June 30, 2024, primarily attributable to payments to trade payables in 2025 . The principal drivers of working capital during this period was payments to trade payables.

During the year ended December 31, 2024, net cash used in operating activities was $1,718 thousand, compared to $3,734 thousand for the year ended December 31, 2023, primarily due to an increase in trade payables in 2024 and a decrease in operating loss resulting from Efficiency Plan, which reduced operating expenses such as salaries and related benefits, materials and consultants.

Investing Activities

Net cash used in investing activities was $0 thousand during the six months ended June 30, 2025 compared to $2 thousand during the six months ended June 30, 2024. The cash used in the investing activities was primarily attributable to purchase of property plant and equipment.

Net cash used in investing activities was $2 thousand during the year ended December 31, 2024, compared to $9 thousand during the year ended December 31, 2023. The cash used in the investing activities was primarily attributable to the purchase of property, plant and equipment.

Net cash provided by financing activities

Net cash flow used in financing activities was $3,717 during the six months ended June 30, 2025, compared to $982 provided by financing activities during the six months ended June 30, 2024. This increase was primarily attributable to fund raisings that took place during 2025.

Net cash flow provided by financing activities was $1,635 during the year ended December 31, 2024, compared to $2,288 provided by financing activities during the year ended December 31, 2023. This decrease was primarily attributable to proceeds from related parties loans in 2023, with no proceeds in 2024, and decrease in proceeds from convertible loans received in 2024 as compared to 2023.

Financial Arrangements

Since our inception, we have financed our operations primarily through proceeds from sales of Ordinary Shares, warrants, and long-term loans from shareholders. Since February 2023, we have financed our operations primarily through a series of convertible loan arrangements with existing shareholders, directors, and other investors.

General Terms of Convertible Loans

The convertible loan agreements entered into by us since December 2022 generally share the following material terms:

●	Each loan is repayable in a single bullet payment at maturity, unless converted earlier.

●	The loans bear fixed annual interest of 10%, which accrues over the term and is added to the outstanding principal balance.

●	The outstanding principal and accrued interest are convertible, at the lender’s option, into Ordinary Shares, at an initial conversion price of NIS 12.00 (approximately $3.30) per share.

●	If conversion occurs more than six months after the loan issuance date, the number of shares issued upon conversion is calculated based on the principal plus accrued interest over the full contractual term.

●	The conversion price is subject to customary anti-dilution adjustments if the we issue equity securities at a price below the initial conversion price

●	In connection with the issuance of each convertible loan, we issued detachable warrants to purchase ordinary shares.

●	The warrants are unlisted and exercisable during the loan term, subject to price-based adjustment mechanisms tied to subsequent equity issuances.

Loans Issued During 2022

In December 2022, our Board of Directors approved a convertible loan agreement with Mr. Alex Katz, pursuant to which the lender provided proceeds of NIS 3.5 million (approximately $1032,000). The loan had an initial maturity date of December 1, 2024. In connection with the loan, we also issued 250,000 warrants to purchase 250,000 ordinary shares, exercisable until December 1, 2024. For additional information regarding this loan, see “Related Party Transactions — Shareholder Loans — Alex Katz”

During the same period, we entered into an additional convertible loan agreement with Mr. Yoav Sharon, pursuant to which we received proceeds of NIS 1.0 million (approximately $295,000). In connection with the loan, we also issued 71,429 warrants to purchase 71,429 Ordinary Shares, exercisable until December 1, 2024.

Loans Issued During 2023

In February 2023, we approved a convertible loan framework with Mr. Zohar Rappaport, pursuant to which Mr. Rappaport committed to provide up to NIS 2.5 million (approximately $695,000). In February 2023, we received an initial tranche of NIS 1.0 million (approximately $273,00). The loan had an initial maturity date of February 26, 2025. In connection with this loan, we issued 71,429 warrants to purchase 71,429 Ordinary Shares exercisable until February 26, 2025. For additional information regarding this loan, see “Related Party Transactions — Related Party Loans — Zohar Rappaport and Maayan Zvi.”

In April 2023, we entered into a convertible loan agreement with Ms. Maayan Zvi, under which we received gross proceeds of NIS 1 million (approximately $273,000). The loan had an initial maturity date of October 3, 2024. In connection with this loan, we issued 71,429 warrants to purchase 71,429 Ordinary Shares, exercisable until October 3, 2024. For additional information regarding this loan, see “Related Party Transactions — Related Party Loans — Zohar Rappaport and Maayan Zvi.”

In May 2023, we approved a convertible loan agreement with Mr. Pinhas Hertz, pursuant to which we received proceeds of NIS 1.0 million (approximately $273,000). The loan had an initial maturity date of May 3, 2025. In connection with this loan, we issued 71,429 warrants to purchase up to 71,429 Ordinary Shares, exercisable until May 3, 2025.

In July 2023, we entered into an additional convertible loan agreement with a group of lenders including Mr. Alex Katz, Mr. Eliot Tannenbaum, Mr. Dov Tannenbaum, and Mr. David Binyamin Greenberg, pursuant to which we received aggregate proceeds of NIS 4.0 million (approximately $1,079,000), split among the lenders. The maturity date of this loan was originally on July 2, 2025. In connection with this loan, we issued an aggregate of 285,714 warrants to purchase 285,714 Ordinary Shares, exercisable until July 2, 2025. For additional information regarding this loan, see “Related Party Transactions — Shareholder Loans — Alex Katz.”

Loans Issued During 2024

In May 2024, we entered into a convertible loan agreement with Mr. Offer Eitan, Mr. Moshe Danino, Mr. Micha Pegasus, and Mr. Tal Levinson, pursuant to which we received aggregate gross proceeds of NIS 2.0 million (approximately $535,000), split among the lenders. The maturity date of this loan was May 19, 2026. In connection with the loan, we issued 142,857 warrants to purchase up to 142,857 Ordinary Shares, exercisable until May 19, 2026.

Loan Conversions and Amendments

Beginning in July 2024, we entered into several conversion and amendment agreements with lenders to convert outstanding principal and accrued interest into equity, modify warrant terms, and restructure obligations approaching maturity.

In July 2024, we converted loans from Mr. Yoav Sharon and Mr. Pinhas Hertz with an aggregate balance of approximately $649,000 into 367,738 ordinary shares. As part of the conversion, the exercise price of 142,858 existing warrants was adjusted to NIS 7.68 (approximately $2.10) per warrant, and we issued an additional 180,000 warrants at an exercise price of NIS 10.50 (approximately $2.90) per warrant.

In September 2024, we converted loans from Mr. Micha Pegasus and Mr. Tal Levinson with an aggregate balance of approximately $102,000 into 110,320 Ordinary Shares. The exercise price of 32,142 outstanding warrants was adjusted to NIS 7.68 (approximately $2.10) per warrant.

In December 2024, we converted loans from Mr. Offer Eitan and Mr. Moshe Danino with an aggregate balance of approximately $383,000 into 566,990 Ordinary Shares. The exercise prices of outstanding warrants were revised to NIS 3.73 (approximately $1.00) and NIS 4.51 (approximately $1.20) per warrant, respectively.

Subsequent Restructuring and Settlement Agreements

Between February and November 2025, we entered into multiple restructuring and settlement agreements with Mr. Rappaport, Ms. Zvi, Mr. Hertz, and certain assignees. These arrangements provided for revised conversion mechanics, conditional price adjustments tied to the effectiveness of a registration statement on Form F-1, and contingent issuances of shares or warrants depending on the achievement of specified milestones by June 30, 2026.

In February 2025, pursuant to the original loan framework agreement, Mr. Rappaport provided the Company with an additional loan in the amount of $211,000 and opted to assign his right to provide an additional loan of approximately $211,000 to Mr. Hertz.

In October 2025, we entered into a settlement and conversion agreement with Mr. Rappaport, Ms. Zvi, and certain assignees for the conversion of outstanding loan balances. Under these agreements, we agreed to issue 595,744 Ordinary Shares at a conversion price of NIS 6.58 (approximately $1.80) per share, subject to further downward adjustment if specified milestones are not achieved. In addition, we may issue up to 750,000 additional shares or share rights depending on future regulatory outcomes. For additional information regarding this settlement agreement, see “Prospectus Summary — Recent Developments — 2025 Settlement Agreement.”

Equity Related Transactions

On February 14, 2024, we conducted a securities offering in which we issued 262,064 Ordinary Shares for total gross proceeds of approximately $447 thousand.

On October 22, 2024, we entered into an investment agreement with Amalul Investments Ltd., pursuant to which we issued 167,173 Ordinary Shares for a total gross proceeds of $291 thousand. In addition, we issued 167,173 warrants to purchase up to 167,173 Ordinary Shares with an exercise price of NIS 7.68 (approximately $2.11) per share and 334,346 warrants to purchase up to 334,346 with an exercise price of NIS 10.50 (approximately $2.89). The warrants are exercisable until March 21, 2026.

On December 8, 2024, we entered into an investment agreement with Flash Projects K.E. Ltd., or Flash, pursuant to which we issued 60,790 Ordinary Shares for a total gross proceeds of $112 thousand. In addition, we issued 60,790 warrants to purchase up to 60,790 Ordinary Shares at an exercise price of NIS 7.68 (approximately $2.11) per share, and 110,265 warrants to purchase up to 110,265 ordinary shares at an exercise price of NIS 10.50 (approximately $2.89) per share. The warrants are exercisable until May 7, 2026.

On December 21, 2024, we entered into an investment agreement with Ms. Vivian Trau pursuant to which we issued 135,597 Ordinary Shares for a total gross proceeds of $249 thousand. In addition, we also issued to her 135,598 warrants to purchase up to 135,598 Ordinary Shares at an exercise price of NIS 10.50 (approximately $2.89) per share. The warrants are exercisable until May 20, 2026.

On December 26, 2024, our Board of Directors approved the issuance to Flash of 157,400 Ordinary Shares in settlement of an underwriting advisory services of $116 thousand.

In March, 2025 we issued to Mr. Alex Katz, in connection with a private placement, 74,627 Ordinary Shares and 74,627 warrants to purchase up to 74,627 Ordinary Shares at an exercise price of NIS 10.50 ($2.90) per share for total gross proceeds of $140 thousand.

On April 6, 2025, we entered into an investment agreement with A.I. Azimuth Capital, Limited Partnership, or Azimuth, pursuant to which we issued 1,118,163 Ordinary Shares for total gross proceeds of $2.9 million. In connection with the transaction, we issued to Flash, 78,252 Ordinary Shares and 200,000 warrants to purchase up to 200,000 Ordinary Shares at an exercise price of NIS 14.00 (approximately $4.20) per share, and 150,000 warrants to purchase up to 150,000 Ordinary Shares at an exercise price of NIS 10.50 (approximately $3.10) per share, as consideration for services rendered in introducing Azimuth to us and facilitating the investment transaction. The warrants are exercisable until October 5, 2026.

On May 13, 2025, we entered into separate investment agreements with two investors, pursuant to which we agreed to issue, by way of private placement, an aggregate of 480,000 Ordinary Shares for total gross proceeds of $2 million. Under the terms of the investment agreements, if we conduct an additional equity financing at an effective share price below NIS 9.42 (approximately $2.80) per share, each investor will be entitled to receive additional Ordinary Shares pursuant to the adjustment mechanism specified therein. In addition, we issued to the investors (i) warrants to purchase up to 200,000 Ordinary Shares at an exercise price of NIS 18.00 (approximately $5.35) per share and (ii) warrants to purchase up to 160,000 Ordinary Shares at an exercise price of NIS 22.50 (approximately $6.70) per share. The warrants are exercisable until November 6, 2026.

Share-Based Compensation

Since our inception, we have granted equity grants to our employees, officers, directors, consultants and service providers to purchase our Ordinary Shares under our 2020 Plan. For a description of the equity grants to see “Management — Equity Incentive Plan” above.

Grants and other Funding Arrangements

The following table sets forth a summary of grants we have received from various institutions and government authorities as of June 30, 2025.

Institution/Government Authority	Approved Grant	Aggregate Amount received up to June 30, 2025	Aggregate Amount received up to November 23, 2025
	U.S. Dollars in thousands
IIA	$3,556	$2,612	$2,812
BIRD Energy	$665	665	665

Current Outlook

As of June 30, 2025, our cash and cash equivalents were approximately $3.36 million, and we had a working capital deficit of $5.6 million and an accumulated deficit of $31.5 million. Based upon our currently expected level of operating expenditures and the anticipated proceeds from the 2025 Private Placement and 2025 Warrant Inducement Agreement, we expect that our existing cash and cash equivalents will be sufficient to fund operations through the end of 2027.

We have financed our operations to date primarily through funds raising, convertible loans, grants from the IIA and exercise of options from investors.

We expect to generate revenues from the sale of our products and other revenues in the future. However, we do not expect these revenues to support all of our operations in the near future. We expect our expenses to increase in connection with our activities, particularly as we continue the development and manufacturing of our products, and continue our commercialization efforts. Accordingly, we expect that we will require substantial additional funding in connection with the growth of our operations, continuing our research and development activity, and commercializing our products. Until we can generate recurring revenues and profit, we expect to satisfy our future cash needs through debt and equity financings. However, there is no assurance that we will be successful in accomplishing these plans. If we are unable to obtain sufficient capital, we may need to reduce, delay, or adjust our operating expenses, including commercialization of our products or be unable to expand our operations, as desired. We expect to continue incurring losses and negative cash flows from operations until our products reach profitability. Even if we raise the proceeds from this offering, we do not believe that such proceeds will be sufficient to complete all research and development activities necessary to commercialize our product candidates. See also “Risk Factors – Risks Related to Our Financial Condition and Capital Requirements — We have not generated any revenue and there can be no assurance that we will ever be profitable.”

Off-Balance Sheet Arrangements

We have off-balance sheet arrangements in connection with grants received from IIA and BIRD. As of December 7, 2025, we had received aggregate grants of approximately $3 million from the IIA and approximately $665 thousand from BIRD. With respect to the royalty-bearing grants, we are required to pay annual royalties to the Israeli government at rates ranging from 3% to 5% on revenues derived from the use of technologies developed under IIA, the Israeli Ministry of Economy and Industry, and the Israeli Ministry of Energy programs. Royalty payments are required only to the extent that revenues are generated from the funded technologies and are payable up to the total amount of grants received, together with interest. Grants approved prior to June 30, 2017 bear the annual interest rate applicable at the time of approval. Grants approved thereafter generally bear interest based on the 12-month Secured Overnight Financing Rate (SOFR) (or an alternative rate published by the Bank of Israel) plus 0.71513%, and grants approved after January 1, 2024 bear the higher of (i) 12-month SOFR plus 1% or (ii) a fixed annual interest rate of 4%. In addition, under the BIRD Energy program, we are obligated to pay annual royalties at a rate of 5% of revenues derived from technologies developed under that program, up to a maximum repayment cap of 150% of the grant amount, subject to the terms of the applicable agreement with the BIRD Foundation. Our obligations to repay grants received under the IIA and BIRD Energy programs are contingent upon the generation of revenues from the funded technologies, and no repayment obligation is required in the absence of such revenues.

We do not believe that off-balance sheet arrangements and commitments are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. We evaluate on an ongoing basis its assumptions. Our management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates

We believe the following assumptions and estimates are most critical to understanding and evaluating our reported financial results.

Share-based compensation

We measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include options, and performance-based awards.. We amortize such compensation amounts, if any, over the respective service periods of the award, or based on the performance conditions, or immediately in some cases. . We use the the Black-Scholes Model, an acceptable model in accordance with ASC 718, Compensation-Stock Compensation, to value options. Option valuation models require the input of assumptions, including the expected life of the stock-based awards, the estimated stock price volatility, the risk-free interest rate, and the expected dividend yield. The risk-free interest rate assumption is based upon the yield from Israel Treasury zero-coupon bonds with an equivalent term. Estimated volatility is a measure of the amount by which our stock price is expected to fluctuate each year during the term of the award. Our calculation of estimated volatility is based on historical stock prices over a period equal to the expected term of the awards. The average expected life of options was based on the contractual terms of the stock option using the simplified method. We utilize a dividend yield of zero based on the fact that we have never paid cash dividends and have no current intention to pay cash dividends. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. We recognize the compensation expense for share-based compensation granted based on the grant date fair value estimated in accordance with ASC 718. We generally recognize the compensation expense over the employee’s requisite service period. We account for forfeitures when they occur.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents are held in short term deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/NIS/Euro exchange rates..

JOBS Act Accounting Election

We are an “emerging growth company.” Under the JOBS Act, an emerging growth company can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

BUSINESS

Overview

Founded in 2014 in response to technologically address the threat of climate change and the lack of grid capacity, we develop combined heat and power, or CHP, systems based on multifuel microturbines, or microturbines. These microturbines are used for local electricity, energy, and heat production.

Upon completion of our research and development, we will transition to manufacturing and installing our first developed microturbine system, the TG-40, which produces up to 40 KW of electrical energy and up to 60 KW of heat. We are designing the TG-40 prototype to be highly efficient at producing energy. We are currently developing the TG-40 for the purpose of lowering production, assembly, and maintenance costs, which will enable us to increase the number of potential installation sites, in part due to its low weight and agile modularity, compared to existing solutions in the 40 KW to 1 MW range. In addition to the TG-40, we are in the process of negotiations with one European Union-based company and one United States-based company for research and development stage of a range of technologies related to CHP systems, including a smaller and larger scale version of the TG-40, unit sizes, 23 KW for mobile systems, 32 KW and 80 KW for in building installation. In December 2025, we entered into a supplier agreement with a European Union-based company for the planned production of our microturbine systems. As of the date of this Prospectus, we have placed an order to buy twelve systems, into which we expect to integrate our proprietary technology, and anticipate continuing to place purchase orders to support system demand over the next 12 months, subject to successful installations.

As of the date of this Prospectus, we are a development stage company that possesses production capacity intended solely for demonstration purposes. As of the date of this Prospectus, we have not generated any revenues.

We believe that our microturbine technology can address four main interconnected challenges: the increasing difficulty in maintaining legacy energy infrastructures, including electrical transmission grids; the increasing demand for electricity, the rising importance in highly energy-intensive infrastructure projects such as building, small server farms or small data centers and maintaining their operational resiliency, and the increasing electrification of power sources; the demand for cost efficiency in energy sources; and the reduction of carbon emissions.

We expect to market and sell our microturbines to owners and developers of building clusters, such as office buildings, housing developments, hospitality buildings, “off-grid consumers,” and server farms. Our primary target markets are those that possess advanced natural gas grids, such as the United States and countries in the European Union.

We aim to become a global leader in the field of local generation of energy, electricity, and heat, as well as in EMS management. Our systems are designed to incorporate natural gas, landfill gas, diesel and hydrogen in varying compositions to produce energy. We anticipate commercial deployment of our TG-40 systems by the end of 2026.

We intend to continue differentiating our products by leveraging our multi-fuel combustion capabilities, high-efficiency turbine and compressor units, enhanced modularity, relatively low weight, and reduced operation and maintenance costs. We are offering an EaaS model, under which customers enter long-term agreements to purchase the electricity and heat our systems generate with little to no upfront cost, or, alternatively, may purchase an installed unit at full cost along with a service contract.

Additionally, we plan to offer on-demand integration of our products with existing off-the-shelf market solutions, such as energy storage , heat storage enabling the deployment of a localized micro-grid. This will include comprehensive energy management capabilities that cover both electricity and heat supply to a designated area from multiple sources. Furthermore, in addition to the EAAS business model, we plan to explore the possibility of offering our customers a model of purchasing systems with full customer financing.

The Need

Rapid urban expansion in recent years has increased energy consumption worldwide, placing greater strain on existing power grids. In New York City, for example, approximately 70% of carbon emissions originate from buildings. A 2024 review based on United Nations urbanization data indicates that approximately 55% of the global population currently resides in urban areas, with projections estimating an increase to 68% by 2050. In light of these megatrends, the need for technologies that enable reliable local electricity generation has increased significantly, making microturbines an attractive solution. Businesses, residential complexes, and commercial buildings in urban areas are investing in micro turbines to ensure a continuous power supply while reducing reliance on centralized grids. These systems provide efficient CHP solutions, allowing urban facilities to generate electricity and useful thermal energy from a single fuel source. Urban areas focus on sustainable energy generation, which microturbines enable by integrating with renewable energy sources such as biogas and hydrogen, thereby reducing emissions. Moreover, their compact size and ability to operate in space-constrained environments make micro turbines ideal for dense urban areas. Therefore, as urbanization worldwide increases, demand for micro-grid solutions, such as microturbines, is also rising.

Increasing construction in urban areas and rising energy demand have become a challenge for governments, utility companies, and energy companies. Ensuring that industries, businesses, and private citizens have a constant, economic, and plentiful supply of energy is important. Our microturbine technology, if implemented at scale, can supplement or even substitute existing energy infrastructure by acting as local on-site microgrid energy sources. Policymakers globally have called for clean energy solutions with the stated aims of reducing carbon emissions and increasing local energy production, particularly for power and heating.

The U.S. Department of Energy estimates that electricity and heat production derived from CHP is 25% more efficient than traditional methods, such as power grid and boiler sources. We believe that our CHP technology can reduce costs, contribute to energy security, make energy usage more efficient, and reduce carbon emissions. The need for our microturbine technology is highlighted in the following categories: energy demand, the limitations of the electric grid, and responding to the incentives provided by governing bodies.

Challenges of Increasing Energy Demand

Certain trends in the global economy, such as the rise in usage and demand for computing power, have led to increasing energy demand.

Our range of products has the potential to respond to these energy demands through our effective and scalable technology. We believe that our products have certain advantages over other energy companies, including the ability of the CHP systems to contribute to peak shaving and adjust to changes in demand on existing energy systems and the future possibility to sell electricity back to the electrical grid.

Challenges of Updating Electric Grids and Renewable Energy Integration

There are certain challenges related to electric grids in developed nations. In the United States, much of the electricity transmission infrastructure is more than 40 years old, reflecting a greater need for maintenance. Moreover, older infrastructure may not be suited to meet current and future energy demands, especially with the increase in renewable energy sources that require grid modernization. As a result of costs and budget shortfalls, maintenance on several electric grids has been deferred, leading to the deterioration of the infrastructure, making it more susceptible to regular failures and outages. In addition to the wear and tear accumulated over the years, climate change and the increase in extreme weather events cause ongoing damage to the infrastructure and frequent power outages. Furthermore, the transition to renewable energy sources requires significant upgrades to the electricity grid to manage the variability and distribution of these energy sources. Energy storage solutions and smart grid technologies are needed to integrate renewable energy efficiently, which requires investment. According to a 2020 study by faculty and researchers at the Andlinger Center for Energy and Environment and the High Meadows Environmental Institute, the U.S. would need to spend at least $2.4 trillion by 2050 to expand transmission systems to handle the increase in renewables. Integrating renewable energy into the electricity grid is, therefore, a long-term project that may not meet immediate energy needs.

According to a Long-Term Reliability Assessment published by the North American Electric Reliability Corporation in December 2023, renewable energy generation will have an output of 330 GW by 2033, based on ongoing assessment of the energy transition and reliability of the bulk power system, considering the increasing integration of energy sources such as wind and solar into the electricity grid. This requires the requisite infrastructure.

We believe that our microturbines can play a fundamental role in complementing and easing pressure on electrical grids by acting as on-site CHP sources, thereby facilitating peak saving, load management, backup power, and energy resiliency.

Rising Use of Electric Vehicles

According to International Energy Agency Global EV Outlook 2025, approximately 17.29 million electric vehicles were sold worldwide in 2024. This represents a growth rate of about 26.1% compared to 2023. According to estimates, the expected future demand for electric vehicles in the U.S. alone is projected to increase by approximately 45%, and an additional investment of around $1 trillion in infrastructure will be required by 2050.

Energy Regulatory Regimes

Major economies, such as the European Union and the United States, have begun implementing regulations on energy performance in buildings.

European Union

As part of the Renewable Energy Directive legal framework, the European Commission implemented the “Clean Energy for All Europeans” package, which imposes energy-efficiency regulations on buildings, as buildings account for 35% of carbon emissions in the European Union. We believe our microturbine technology aligns with the goals of these regulatory regimes regarding energy efficiency.

With the European Union considering investment in natural gas and nuclear energy under the Commission Delegated Regulation (EU) 2022/1214, we have seen an increase in queries from potential customers and investors in Europe.

Germany

Under the supervisory regulation of the Federal Officer for Economic Affairs and Export Control in Germany, operators of CHP plants receive funding based on the power share, provided that the CHP plant fulfils certain efficiency and modern technology requirements. Figure 1 below illustrates an example of the calculation of the CHP surcharge pursuant to the German Combined Heat and Power Act (Kraft-Wärme-Kopplungsgesetz) 2020, or the 2020 CHP Act.

Figure 1: Calculation of the CHP Surcharge Pursuant to the 2020 CHP Act.

United States

New York City passed into law Local Law 97 that imposes strict energy efficiency and greenhouse gas emission limits, having estimated that buildings account for approximately two-thirds of greenhouse gas emissions in New York City.

Energy Subsidies

The federal government opened applications in July 2023, 8-year program, for states and territories to implement $8.5 billion for home energy rebates.

Our Technology

We are developing a multifuel microturbine for on-site, local production of electricity and heat in buildings, which operates on natural gas derived from natural sources such as biogas, landfill gas, and renewable sources, and is primarily intended for the CHP markets in the U.S. and Europe, where advanced natural gas distribution infrastructure is in place, as well as for off-grid applications. The microturbine’s outputs – combined heat and power – are used to heat water in buildings, thereby increasing total energy efficiency. The microturbine is either integrated into below-grade spaces or affixed to rooftop structures. We are currently initiating production of the first developed model, the TG-40, and are designing a larger version which will provide 80KW of electricity.

Figure 2 below illustrates the distribution of fuel input and the corresponding electrical and thermal outputs of a typical CHP system.

Figure 2: Example of CHP Power and Heat Output Distribution

Our multifuel microturbine is designed to generate energy from a range of energy sources, including natural gas and, a mix of hydrogen and landfill gas, Landfill gas is produced by the decomposition of organic waste in landfills and consists primarily of a mixture of methane and carbon dioxide. When captured, the methane can be used to generate electricity, heat, or be purified into renewable natural gas. Using landfill gas as a fuel source reduces potent greenhouse gas emissions while displacing the use of fossil fuels. We design and manufacture multiple sizes of microturbines to generate electricity and heat using a range of energy sources.

TG-40

We are currently building the first batch of our TG-40 units. The TG-40, or the microturbine that is designed to generates 40 KW of energy, is designed to generate electricity and heat in medium sized residential buildings with 60 to 80 housing units. The TG-40 is designed for up to 33% lower heating value efficiency and designed to emit 25 parts per million of carbon oxide, designating it as a low emission microturbine, with an overall efficiency is up to 90%.

In May 2024, the TG-40 microturbine was installed at the first demonstration site and began operation in accordance with the provisions of the agreement. For more information regarding the negotiations, see “Business – Our Agreements – ENPG Agreement.” Following the commencement of operation, we expect to complete the process of meeting the required UL1 standards for commercial installations in the United States.

By the end of 2026, we expect to have installed at least four systems in the U.S. By the end of 2027, we expect to have installed six more systems in the U.S., with some installations in Europe.

[1]	Underwriters Laboratories Inc., which to the best of the company’s knowledge is an independent accredited safety laboratory approved by the U.S. federal agency OSHA (Occupational Safety and Health Administration) (UL).

TG-120

The TG-120 is a microturbine under development that is designed to generate 120 KW of energy, and is being designed to generate energy in larger residential buildings numbering 120 to 160 housing units. The TG-120 is designed to operate up to 88% efficiency for electric and heat energy output, an estimated weight of 1,800 kilograms, and is designed to emit fewer parts of carbon monoxide and nitrogen oxides per million than certain environmental codes would require. The TG-120 is based on the TG-40 core technology. The TG-120 is a scaled version of the TG-40, with the increased output based on jet engine technology.

We received approval for a grant of NIS 2 million (approximately $570,000 ) from the IIA to develop the TG-120 with a capability to operate on a mixture of up to 50% hydrogen and 50% natural gas. The development includes adapting the combustor to operate on hydrogen including the required technological improvements to the microturbine. In March 2024, we began modifying the combusting system of this microturbine. By the end of 2026, we expect to manufacture four system prototypes for testing at our laboratories. By early 2027, we expect to install two demonstration systems. By the end of 2027, we expect to install eight demonstration systems.

80 KW System

The 80 KW system is a microturbine under development that is designed to generate 80 KW of electric energy and is being designed to generate energy in larger residential buildings numbering 100 to 120 housing units. The 80 KW will have an estimated weight of 1,800 kilograms, and is designed to emit fewer parts of carbon monoxide and nitrogen oxides per million than certain environmental codes would require. The 80 KW will be based on components developed together and cooperation with a U.S.-based company.

Our Microturbines

Below is a conceptual diagram of the design of the microturbine for all kilowatt ranges:

Figure 3: Conceptual Diagram of Microturbine Design Across Kilowatt Ranges.

Below is a diagram rendering the exterior of the microturbine:

Figure 4: Diagram of the Microturbine Exterior.

We are currently developing and implementing a system that includes an option for remote command and control, including a control cabinet that monitors system energy production and performance. The system, which could be operated remotely, is also being designed to generate analyses from the microturbine’s live performance data.

We are integrating our EMS with our microturbine, enabling the management of energy sources for both production and storage, with the goal of creating a localized microgrid that optimizes and reduces energy production and reduces costs.

Our products are distinct from the existing technology currently available in the CHP market. The advantages of our microturbines include:

1.	The patented cooling technology of the internal components that enables the microturbine to operate at higher temperatures and, therefore, increases energy efficiency.

2.	The use of alloys, MARM 247 and Hastelloy X, in the microturbines and all thermodynamic components which are built to withstand high temperatures and extend the lifespan and increases the efficiency of the system.

3.	The microturbines’ modular system architecture enables optimization of each sub-system separately and increases efficiency. This allows for the maintenance and service of the microturbines in a fast and accessible manner, thus shortening maintenance times, resulting in shorter downtime. The modularity enables the microturbine to adapt to different fuels and configurations, including hybrid configurations with renewable energy sources.

4.	Our fuel injector enables an instant switch between liquid and gas fuels. This enables end users to flexibly utilize various fuel sources based on availability and cost. This feature would be useful in the case of a seismic event, whereby the user could replace gas with liquid fuel as backup in case of an emergency.

5.	Our future lubricant-free bearing system improves system performance and reduces production, assembly and maintenance costs.

Business Strategy and Addressable Markets

We aim to pursue an EaaS sales model where customers would enter into long term agreements with us and purchase the CHP-generated energy, with little to no fixed costs or down payment paid by the customer. Additionally, we will offer customers the option to purchase systems accompanied by a service contract. In the EaaS model, the installation and maintenance of our microturbine as well as the installation would be self-financed. We intend to generate revenue from the paid energy usage of our systems installed at the customers’ chosen building designations. In addition to the system, we will offer EMS, which will manage and reduce energy consumption and cost. To demonstrate our capabilities, we intend to deploy demonstration units at selected locations, to showcase the efficiency of our systems and highlight potential energy cost savings of up to 20% achievable due to our microturbine technology.

On January 20, 2025, we announced an update to our business model, intended to enhance flexibility in the services and products offered to customers by adding, alongside our core EaaS model, an option to sell systems to customers who prefer such an arrangement. Our core business model remains EaaS model which, according to our assessment, is expected to continue serving as a central component of its operations in the coming years. Our long-term vision is to become a micro-grid global supplier of electricity, heat, and energy management systems in the urban market, offering a comprehensive energy management tools, and a supplier of electricity and heat from multiple sources by teaming up with energy service companies, such as EnPower Group, or ENPG, and energy companies active in the market to promote our solutions in the designated markets both in the U.S. and in the EU.

Our addressable markets are buildings in urban areas, especially, but not limited to office buildings, nursing homes, hospitality buildings, and data centers. We seek to engage in long-term business relationships based on multi-year framework agreements.

The table below shows on-site electricity generation among select end-use sectors, in 2021-2050 billion KW hours:

Figure 5: One-Site Electricity Generation Among Select End-Use Sectors, 2021-2050

Turbine manufacturers primarily develop CHP systems with a capacity of over 5 MW. We, in contrast, develop microturbines with outputs of 40 KW to 1 MW to fit in existing and new buildings in urban settings.

In the U.S., the Department of Energy has stated in its report titled “Combined Heat and Power (CHP) Technical Potential in the United States” as of March 2016 that in the 50 KW to 500 KW category, there is a consumption potential of 26,422 MW per year in CHP and in the 500 KW to 1 MW category, there is a consumption potential of 22,543 MW per year in CHP in the United States.

On the basis of this data, we believe that the market for residential and commercial buildings in which the installation of CHP systems is economically feasible amounts to 517,517 residential sites and 291,902 commercial sites in the United States, as outlined below:

Residential	Our Potential Market			Large Buildings		Total Potential Accessible Market
Size of Buildings (in Units)	100-199	200-299	300-499	500-799	Over 800
Total sites	281,359	106,451	76,158	30,554	22,449	517,517

	Our Potential Market		Large CHP Systems			Total Potential Accessible Market
Commercial CHP Supplier	50-500 KW	0.5-1 MW	1-5 MW	Up to 20 MW	Over 20 MW
Total sites	220,459	44,140	23,305	3,197	800	291,902

As of December 31, 2024, the average cost of one KW per hour in the United States was $0.1626, based on the U.S. Energy Information Administration’s report titled “Electric Power Monthly,” last updated as of July 2025. Therefore, based on the average cost as of December 31, 2024, we estimate that the total accessible market in the U.S. amounts to $36 billion per year.

Our Agreements

Super Stores Memorandum of Understanding

In August 2021, we entered into a memorandum of understanding with Super Stores, Ltd., or Super Stores, and Yossi Samira to cooperate in the promotion, marketing, manufacturing, and implementation of co-generation (electricity and heat) systems, integrating our microturbine technology with Super Stores and Mr. Samira’s business network. Under the agreement, we are responsible for development, manufacturing, installation, and operation of the systems, while Super Stores and Mr. Samira will lead business development and marketing efforts. We agreed to jointly promote a minimum of 36 co-generation systems and to form a joint venture company, with TurboGen holding a 70% interest and Super Stores holding 30%. The agreement has an initial term of 36 months, with certain obligations extending up to 60 months, and includes exclusivity, non-compete, confidentiality, and profit-sharing provisions. As of the date of this Prospectus, the memorandum of understanding is still valid and has been extended until August 2026.

ENPG Agreement

In January 2021, and as amended in November 2023, we entered into an agreement with ENPG outlining the parties’ collaboration on our first demonstration site in New York. Under the agreement, we are responsible for developing high-performance microturbines, while ENPG will facilitate the adaptation of the microturbines for the U.S. market. ENPG will oversee the system at the first demonstration site, including all commissioning tasks, following our installation guide and under the supervision of our representatives. If the first demonstration site does not cover construction costs, we will compensate ENPG up to $82,500. Under the agreement. we and ENPG will divide revenues and commissions on an equal basis. We shall pay for 70% of the project budget and ENPG shall pay for the balance. Each party will retain intellectual property rights to their respective products: the microturbine technology for us and the command and control of energy consumption in the structures for ENPG.

In connection with the agreement with ENPG, on March 17, 2021 we also entered into an agreement with the BIRD Energy Fund, or the BIRD Agreement, for the receipt of a grant in the amount of approximately $950 thousand or an amount equal to 50% of the total operating expenses of the project. The BIRD Agreement, and as amended on August 24, 2021, sets forth the terms and conditions for funding by the BIRD Energy Fund to the parties in connection with the project, under which the parties will complete the development of the TG-40, including the establishment of the first demonstration site and adaptation to local regulations.

The grant approved by the BIRD Energy Fund is divided between the Company and ENPG, with the Company’s share being 70% and ENPG’s share being 30%. On July 28, 2024, the installation was completed, and the Company received $665,000, which constitutes the 70% share of the grant.

One Hanson Place Condominium Agreement

In connection with the ENPG agreement, in December 2022, we entered into a memorandum of understanding with ENPG and the One Hanson Place Condominium, the owner of the multi-story building which hosts our first demonstration site, or the Property Owner. The memorandum of understanding sets out the terms regarding the installation of the microturbine and the option of expanding the engagement to the installation of five additional microturbines. In September 2023, ENPG entered into a binding agreement with the Property Owner, regarding the conditions and terms of installation, supervision, service, maintenance, repair and control of the TG-40. The agreement outlined ENPG’s supervision terms and stated that the Property Owner would pay ENPG 75% of the savings originating from the system. The agreement terms remain in effect for one year from the start of the system’s activation and will be renewed automatically for successive one-year terms unless one party terminates it with at least ninety days’ notice. In May 2024, the TG-40 microturbine was successfully installed at the first demonstration site and began initial testing under the supervision of our team.

Coin World Server Farm Agreement

In February 2022, we entered into an agreement with Coin World LLC, or Coin World, a U.S.-based cryptocurrency mining company that operates high-energy-consumption server rooms. We agreed to provide and install microturbines with a total electricity production of up to 500 KW per hour, comprising thirteen TG-40 units. Under the agreement, we will retain ownership of the systems and are responsible for installation, supply, and maintenance, while Coin World will pay for energy generated based on consumption. The agreement has a ten-year initial term and is automatically renewable for an additional ten years. As of the date of this Prospectus, installation under this agreement has not yet commenced. We intend to initiate the supply and installation of the system during the course of 2026.

PEG Memorandum of Understanding

In July 2023, we entered into a non-binding memorandum of understanding with Platinum Energy Group, or PEG, a group that manufactures, markets, and installs energy systems in residential buildings, offices, and industrial buildings. The memorandum of understanding seeks to examine potential business opportunities for the development of CHP systems based on PEG’s and our microturbine technology. Specifically, we seek to explore collaboration in developing advanced energy technologies by integrating our combined microturbine systems with PEG’s HVAC and boiler solutions. We intend to evaluate the joint marketing and commercialization opportunities in the United States and internationally. The memorandum of understanding is in effect for 36 months. As of the date of this prospectus, we have not signed a definitive agreement with PEG.

Ludan Memorandum of Understanding

In March 2024, we signed a non-binding memorandum of understanding with Ludan Software and Control Systems Ltd., or Ludan, an Israeli company specializing in operational and process data management systems for utilities and power generation facilities. The memorandum of understanding outlines a potential collaboration to develop and market innovative energy management systems. The memorandum of understanding is effective for 36 months. As of the date of this Prospectus, we have not signed a definitive agreement with Ludan.

CSA 8411 LLC Letter of Intent

On August 29, 2024, we entered into a letter of intent, or the CSA LOI, with CSA 8411 LLC, a private company based in Florida, United States, or CSA. The CSA LOI sets forth our mutual intent to collaborate in connection with the installation of our microturbine systems in CSA’s buildings located in Miami, Florida, beginning with a pilot building.

Under the CSA LOI, during a negotiation period of up to two years from August 29, 2024, the parties intend to negotiate and enter into a detailed definitive agreement, or the Detailed Agreement. Under the contemplated arrangement, we would design, install, and maintain our microturbine systems in each of the pilot buildings at our own expense, and CSA would provide suitable areas within its buildings for the installation of the systems. In addition, CSA would purchase from us the electrical energy and heat produced by the microturbine systems during the term of the Detailed Agreement, or under another commercial model to be agreed upon by the parties in the Detailed Agreement. The specific commercial terms, including pricing, compensation structure, and payment terms, have not yet been determined and are subject to negotiation. As of the date of this Prospectus, we have not signed a definitive agreement with CSA.

Agreement with Subsidiary of a Leading Multinational Defense Corporation

On May 22, 2025, we entered into a binding agreement for the development and delivery of engine-generator energy production systems, based on a multi-fuel microturbine technology, with a subsidiary of a leading multinational defense company engaged in the development of mobile energy production systems in both civilian and military settings, or the Defense Company. Under the agreement, which amended on January 30, 2026, we agreed to cooperate in the development and production of a laboratory demonstrator of a turbo-generator for a governmental entity, based on our TG-40 system technology. In addition, we and the Defense Company agreed to cooperate in the development and serial production of a APU/PU engine-generator system based on a multi-fuel microturbine, or the Product, in response to potential future customer orders, based on another system of the Company, which is intended for dual-use markets (military and civilian), and to jointly collaborate in the development, marketing, and promotion of the Product to customers in Israel and worldwide. The original agreement required us to obtain consent from Rafael, which was subsequently obtained through a license agreement entered into between us and Rafael on December 25, 2025, as described below.

The agreement includes a revenue-sharing model between us and the Defense Company for product sales, considering the relevant customer market, whereby the Defense Company will exclusively market and serve as the prime contractor for any project or sale of the Product in the defense market, and we will exclusively market and serve as the prime contractor for any project and/or sale of the Product in the civilian market. The agreement entered into force on May 22, 2025, and will remain in effect for a period of ten (10) years. In addition, each party may terminate the agreement, subject to the occurrence of certain events as defined in the agreement with the Defense Company.

Furthermore, on June 22, 2025, we announced that we received an order from the Defense Company for the production of the demonstrator and approval for a downpayment out of a total of NIS 2 million (approximately $570,000). As of the date of this Prospectus, we have received NIS 418,000 (approximately $130,000) of the downpayment. We believe this demonstration turbo-generator system unit will lead to the marketing, development, and serial production of systems based on the demonstrator, and is expected to address a significant market for us in both the defense and civilian sectors.

License Agreement with Rafael in Connection with our Agreement with the Defense Company

On December 25, 2025, we entered into a license agreement with Rafael in order to complete and enable our engagement under the agreement with the Defense Company. The license agreement was required in order to obtain Rafael’s consent for our use of certain microturbine technology in connection with the development, production, and commercialization of the demonstrator and the Product under the agreement with the Defense Company.

Pursuant to the terms of the license agreement, Rafael granted us a limited-use license for military purposes in the microturbine, including the rights, know-how, and technology embodied in the Company’s TG-40 microturbine system, for the purpose of developing, adapting, manufacturing, marketing, and selling the demonstrator and/or the Product developed based on the TG-40, and in accordance with the agreement with the Defense Company. Such activities are to be conducted by the Defense Company’s parent company for delivery to the Israel Defense Forces, the Israeli Ministry of Defense, or the IMD, or the IMD’s Directorate of Defense, Research, & Development, as applicable.

In consideration for the grant of the license, we agreed to pay Rafael royalties in the amount of ten percent (10%) of the consideration received by us in connection with the license agreement relating to the demonstrator and/or the Product.

The license agreement entered into force on December 25, 2025 and will remain in effect until the later of a period of three (3) years, or completion of the project. The license agreement includes customary provisions for agreements of this type, including provisions regarding immediate termination in customary circumstances, as well as provisions relating to intellectual property, liability, and the protection of intellectual property rights in the event of a merger or sale.

1229 Trumansburg Road LLC Agreement

In January 2025, we entered into a preliminary sales agreement, the Pre-Sale Agreement, with 1229 Trumansburg Road LLC, which, operates several nursing homes in the Northeastern United States, or Trumansburg. Under the Pre-Sale Agreement, in the first stage, we will sell and install several systems for a total amount of up to approximately $2.25 million.

In addition, under the Pre-Sale Agreement, we agreed that within 60 days from the signing date, Trumansburg will pay us an advance payment of $50,000, on account of the total consideration payable to us for the systems. The advanced payment will be refunded to Trumansburg if its properties are not suitable for the installation of the systems and/or if we do not deliver the systems to Trumansburg within 24 months from the agreed delivery date as set forth in the timelines to be agreed upon in a final agreement once executed by the parties. Details regarding the future order of the systems, including the final timelines for delivery and installation of the systems, will be determined in a detailed agreement to be signed by the parties.

In May 2025, the Pre-Sale Agreement was amended to increase the pre-order from five to eight TG-40 units under the same terms, for a total of approximately $3.6 million.

Laconia NH Realty Agreement

In February 2025, we entered into a preliminary sale agreement, or the Laconia Pre-Sale Agreement with Laconia NH Realty LLC, or Laconia, which operates properties in the Northeastern United States. Under the Laconia Pre-Sale Agreement, Locania agrees to purchase a minimum of four Microturbine units at $450,000 per unit for a total consideration of $1,800,000.

In addition, under the Laconia Pre-Sale Agreement, we agreed that within 60 days from the signing date, Laconia will pay us an advance payment of $40,000, on account of the total consideration payable to us for the systems. The advanced payment will be refunded to Laconia if it is determined that Laconia’s properties are not suitable for the installation of the systems and/or if we do not deliver the systems to Laconia within 24 months from the agreed delivery date as set forth in the timelines to be agreed upon in a final agreement once executed by both parties. Details regarding the future order of the systems, including the final timelines for delivery and installation, will be set forth in a detailed agreement to be signed by the parties. For further discussion of the risks related to our entry into non-binding memorandum and letters of intent, see “Risk Factors—Risks Related to Our Business and Industry—From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreements.”

Supplier Agreement with a European Turbine Industry Supplier

On December 22, 2025, as part of our planned transition from development to production, we entered into a supply agreement, or the Supplier Agreement, with a European-based international company operating in the turbine industry, or the Supplier. Pursuant to the Supplier Agreement, the Supplier will manufacture and supply stationary  microturbine systems into which we will integrate our multi-fuel microturbine-based CHP systems, ranging from 32KW to 40KW, for commercial operations.

Pursuant to the Supplier Agreement, the Supplier will initially provide three prototype systems and an additional nine systems, in accordance with agreed-upon delivery schedules, and will provide related engineering and technical support services. We will integrate our microturbine technology into the prototype systems provided by the Supplier for commercial operations.

The specific pricing and order schedules for the production of the microturbine systems will be decided at later date by us and the Supplier. The Supplier Agreement will be in effect for five years from December 22, 2025. During the term of the Supplier Agreement, the Supplier will serve as our exclusive manufacturer of the systems. Either we or the Supplier may terminate the agreement by providing 90 days’ prior written notice.

Sunflower Memorandum of Understanding

On January 19, 2026, we entered into a non-binding memorandum of understanding, or the Sunflower MOU, with Sunflower GmbH & Co. KG Management, an affiliate of a European hospitality group operating a network of over 200 hotels across the EU, or Sunflower, for the purpose of conducting a pilot installation of our microturbine system at a hotel of the group in Germany.

The purpose of this pilot project is to evaluate the implementation of our CHP microturbine technology in the hospitality sector, with the objective of improving energy efficiency, reducing energy costs and ensuring energy continuity. Pursuant to the Sunflower MOU, we will supply and install the microturbine unit at our own expense, subject to receipt of the required regulatory approvals.

Following a period of 90 days after the completion, and subject to its successful completion, the parties intend to negotiate a definitive agreement for the planning, installation and operation of our systems in additional hotels of the hospitality group. For further discussion of the risks related to our entry into non-binding memorandum and letters of intent, see “Risk Factors—Risks Related to Our Business and Industry—From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreements.”

Raw Material Sourcing and Suppliers

We source our components and materials from multiple suppliers located in Israel, Europe, and the United States and we are not dependent on any single supplier, as alternative sources are readily available. We manufacture our products for research, development, and prototype production, including various purchased components such as recuperators, bearings, housings, valves, alternators, and output converters as well as specialty metals including high-temperature alloys and aluminum.

Seasonality

Our business model is not based on nor susceptible to seasonality.

Research and Development

Our research and development strategy is focused on creating new products and enhancing existing technology. The development process for key components starts at the concept analysis stage, progresses through the feasibility stage, and then moves to the initial design stage, where several options are considered. This process culminates in the design of a selected option. In each stage, key components undergo rigorous testing according to a detailed test plan, which includes quality tests for components used and the outcomes obtained, ensuring that they meet the relevant specifications.

In 2020, we conducted tests on the TG-40 prototype. We operated the system under controlled conditions at an operating temperature of 890 degrees Celsius with an efficiency at a rate of 9% without a recuperator and 26% with a recuperator and, as a result, successfully generated 20 KW of electric power.

Additionally, we are assembling two more microturbines for future installations in the U.S. By the first quarter of 2026, we plan to install demonstration systems in various locations across the U.S. to demonstrate our microturbine technology and explore commercial opportunities in the U.S. and Europe.

Preparations for Scaling Production

We are preparing to scale production by planning to manufacture approximately ten demonstration systems. These systems will be installed at various sites across the United States. Additionally, we intend to collaborate with relevant manufacturing companies, specializing in scaling up production. These collaborations will focus on increasing production, marketing and the deployment of local microgrid infrastructure. These collaborations may involve a royalty model, a customer-tailored finance model, or other suitable arrangement. Our aim of these collaborations is to leverage the experience and capabilities of potential partners in production, installation, and customer service, including interactions with end customers.

Multifuel Combustor

We are developing a multi-fuel combustor system for both liquid and gaseous propellants. This project is supported by the IIA grant and is being carried out in collaboration with the Technion University. The purpose of this project is to develop a unique solution that enables switching between gaseous to liquid propellants without requiring any hardware modifications.

Hydrogen

We engage in research and development for the use of hydrogen as an energy source. Initial tests suggest that energy can be generated using microturbines through combustion of 50% hydrogen and 50% natural gas. To support our research and development of a 40 KW per hour hybrid microturbine that generates energy using up to 100% hydrogen or a mix of hydrogen and natural gas, we received an approval for a grant of NIS 2,967,000 ($841,000) from the IIA, constituting a grant of 30% of the budget of the project, of which we have so far received NIS 2,670,000 ($753,000). We completed the 50% hydrogen system in 2025 and expect to complete the 100% hydrogen system in early 2026. We expect to execute the initial installation of our hybrid system in buildings by the end of 2026, followed by additional installations during 2027. Development would include improving the TG-40, conducting numerical analyses, and testing, as described below. Future development is expected to include designing a multi-fuel combustion chamber capable of operating on up to 100% hydrogen and ammonia, and other types of fuels, involving prototype production, lab experiments, and other mechanical improvements and increased energy output.

As of the date of this prospectus, the development of a micro-turbine that operates on hydrogen combined with a fuel cell system is not part of our core activities and the efficiency calculations presented above are preliminary only.

Southwest Research Institute

We entered into an agreement in June 2022 with Southwest Research Institute, or SwRI, to conduct a three-dimensional flow simulation using computational fluid dynamics. The purpose of this simulation was to test and confirm how different mixtures of hydrogen and natural gas burn inside the combustor.

In January 2023, SwRI completed the research simulation and confirmed that it is feasible to use the TG-40 microturbine combustor to generate energy using a mixture of 50% hydrogen 50% natural gas. In September 2023, SwRI submitted a final report in which one of the findings was that the simulation produced optimal results on burning stability in the combustor and high burning stability of gaseous mixture, hydrogen, and natural gas. We may utilize these findings into further research simulations and we may incorporate SwRI in the continuation of our research simulations.

Technion Research and Development Ltd.

In July 2022, we entered into an agreement with the aeronautical combustion lab at the Technion to conduct empirical research on combustion performance in the combustion chamber of the TG-40 for various compositions of hydrogen and natural gas.

In December 2022, we completed the 40 KW combustor test run stage at the Technion University. In May 2024, the Technion submitted its report to us which detailed that in the experiments conducted in connection with combustion performance under controlled conditions, at atmospheric pressure and at 400 degrees Celsius, the results showed that the TG-40 combustor can operate stably at high performance levels using hydrogen and nature gas mixtures through several combinations of blends, such as 100% methane and up to a combination of 50% methane and 50% hydrogen, with performance metrics matching those calculated by SwRI. We expect to conduct further experiments on the combustion chamber using natural gas and hydrogen combinations, up to 100% hydrogen. The final test results from Technion are expected by the end of 2025.

In the latest tests of the 40 KW system conducted in our laboratory and at the Technion at lower temperatures and pressures, the results indicate that the improvements made over the past two years are in line with our plan.

Intellectual Property

Protection of our intellectual property is important to our business. We seek to protect our intellectual property through a combination of patents, trademarks, and confidentiality agreements with our employees and certain of our contractors and confidentiality agreements with certain of our consultants, scientific advisors, vendors and contractors. In addition, we rely on trade secrets law to protect our existing products and products in development.

We believe our patented technology is unique and it affords us a significant competitive advantage. We may apply to register additional patents in the future based on the technology developed alongside or in addition to our already patented technology.

We plan to license the usage of the technology we have developed to our prospective strategic partners. We expect to bundle the licensing of the technology with the offering of our prospective strategic partners’ products and services.

No assurance can be given that our intellectual property will provide us with a competitive advantage or that we will not infringe on the intellectual property rights of others. In addition, we cannot be sure that any trademarks will be granted in a timely manner or at all with respect to any of our pending applications. For further discussion of the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Patent Title	Registration or Submission Date	Jurisdiction	Status	Renewal or Expiration Date
Cooling System for Recuperated Gas Turbine Engines	August 15, 2023	U.S.	Granted	February 15, 2027
Boosting CCHP Gas Turbine System	November 14, 2023	U.S.	Granted	May 14, 2027
Cooling Method for a High-Temperature Radial Gas Turbine Engine	December 19, 2023	U.S.	Granted	June 19, 2027
Atomizer for Gas Turbine Engine	February 6, 2024	U.S.	Granted	August 6, 2027
Reconfigurable Hybrid Solar Gas Turbine System Operating in a Semi-Open Cycle	February 18, 2025	U.S.	Granted	August 18, 2028
Cooling system for Recuperated Gas Turbine System	May 8, 2024	Europe	Granted	-
Boosting CCHP Gas Turbine System	August 13, 2025	Europe	Granted	-
Cooling Method for a High-Temperature Radial Gas Turbine Engine	Submitted February 24, 2020	Europe	Pending	February 24, 2026
Atomizer for Gas Turbine Engine	July 23, 2025	Europe	Granted	-
Microturbine Air-Cooled Hollow Shaft Support System	March 25, 2025	International / Patent Cooperation Treaty	Pending (Patent Cooperation Treaty Stage)	September 3, 2027

Competition

We operate as a developer, manufacturer and supplier of CHP microturbines. Both the energy and CHP markets are broad and contain many segments.

The current standard technologies similar to CHP are:

●	Fuel cells, that are less efficient for local electricity and heat generation in buildings. Investment in this technology, however, may make it economically viable to compete with CHP systems; and

●	internal combustion engine -based generators, which pollute more and are noisier, meaning that they require special measures for adhering to residential structure codes. Internal combustion-based generators require more maintenance than our microturbines.

The current competition within the CHP market, in particular with those that develop generators in the 2 KW to 200 KW range, is comprised of two companies: Capstone Green Energy, or Capstone, and Tecogen, Inc., or Tecogen.

We believe our advantage over Capstone is higher energy efficiency – 33% in the 80KW against 31% in Capstone’s equivalent system and lower maintenance costs.

We believe that our advantage over Tecogen is that we have higher energy efficiency – 33% in the 80KW system versus 31% in Tecogen’s equivalent system – and our system has a longer lifespan and lower maintenance costs, meaning less frequent repairs or engine replacement.

Organizational Structure

In May 2014, Turbo-Gas Clean Power Company Ltd. was incorporated in Israel. We changed our name to TurboGen Ltd. in May 2019.

In November 2021, we completed our initial public offering on TASE.

Properties and Facilities

Our warehouse and executive offices are located at Efal Street 22, Petah Tikvah, Israel 4951122, comprising of 495 square meters. Our lease agreement in Petah Tikva is due to lapse in March 2027. We pay a monthly fee of NIS 53,000 (approximately $16,000) for our lease. We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

Efficiency Plan

On October 11, 2023, our board of directors adopted the Efficiency Plan, the main points of which include a reduction in our workforce and a significant salary reduction for our officeholders, in light of the financial situation. As of the date of this Prospectus, we are seeking financing for our ongoing operations, achieving our objectives, and further evaluating additional operational and strategic measures.

Employees

As of the date of this prospectus, we have 18 full-time employees and have contracted with one consultant who provides us with various services from time to time. All of these employees are located in Israel. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. As of the date of this prospectus, we are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Regulation

Our business  includes the development, manufacturing, installation, maintenance, and operation of CHP microturbines. For each of these installations, a set of industry regulations, codes, and standards, is defined. These regulations relate to the specific installed built environment. These codes and standards are related to the microturbines. The regulations and standards vary by jurisdiction, according to the installation site. For each new installation, the set of required codes and standards is defined as part of the contract for the installation site. The system parts need to be designed, manufactured, and built in accordance with applicable local regulations and codes in force.

In the United States, our business in influenced by regulations administered by federal, state, and local authorities, including, but not exclusive to:

●	product safety certifications and interconnection requirements;

●	air pollution regulations which govern the emissions allowed in engine exhaust;

●	state and federal incentives for CHP technology;

●	various local building and permitting codes and third-party certifications; and,

●	electric utility pricing and related regulations.

To comply with U.S. regulations and enable market access, our systems are designed to meet key technical and safety standards, including:

●	Underwriters Laboratories, or UL, Standard 2200 Listed (which addresses the design, construction, and performance of generator sets)

●	UL Standard 1741 Listed (which address inverters, converters, charge controllers, and grid interconnection compliance)

Our systems are designed in accordance with international regulatory standards commonly required for market access, including the following, even where we are not presently operating in all such jurisdictions:

●	Conformité Européenne, or CE, Certification (indicates conformity with health, safety, and environmental protection standards required for commercial sale within the EU)

●	VDE, BDEW, and TÜV Standards (govern grid interconnection and operational safety for distributed generation systems in Germany)

●	CEI 0-16 (sets technical requirements for connection to medium-voltage electric networks in Italy)

●	AS4447 (establishes interconnection and performance standards for microturbines and other distributed energy systems in Australia)

We continue to monitor and engage with regulatory developments in our core markets. Changes in energy policy, emissions regulation, or grid access rules could materially affect our growth strategy, product roadmap, and customer adoption.

MANAGEMENT

Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of February 6, 2026:

Name	Age	Position
Yaron Gilboa	73	Chief Executive Officer and President
Neta Zruya Hashai	49	Chief Financial Officer
Itzhak Natan Even Ari	57	Chairman of the Board of Directors
Dan Katz	83	Vice President of Manufacturing
Ziv Nir	61	Chief Operating Officer
Dov Friedman	45	Director and Chief Strategic and Business Development Officer
David Deri(5)	62	Director
Ziv Gafni(5)	44	Director
Ethy Levy (1)(2)(3)(5)	48	Director
Eli Zooker (1)(2)(3)(4)(5)	63	Director
Idan Ben Shitrit (1)(2)(4)(5)	51	Director
Alex Katz(7)	45	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit and Financial Statement Committee

(3)	External Director (as defined under Israeli law)

(4)	Independent Director (as defined under Israeli law)

(5)	Independent Director (as defined under Nasdaq rules)

(6)	Class I directors shall hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified.

(7)	Class II directors shall hold office until the annual general meeting to be held in 2027 and until their successors shall have been elected and qualified.

(8)	Class III directors shall hold office until the annual general meeting to be held in 2028 and until their successors shall have been elected and qualified.

Yaron Gilboa, Chief Executive Officer and President

Mr. Yaron Gilboa has served as our Chief Executive Officer since June 2018 and previously served as our Chief Financial Officer from January 2025 to September 2025. Mr. Gilboa has served in multiple senior leadership roles across the defense, aerospace, and industrial filtration sectors for more than 30 years. From 2008 to 2018, he served as Vice President of Marketing and Business Development at Ashot Ashkelon Industries Ltd., following his tenure as Vice President and Director of its Commercial Products Division from 2000 to 2007. While at Ashot, Mr. Gilboa managed multiple projects and collaborations with industry leaders. He previously served as President and Chief Executive Officer of Filtomat Inc. from 1996 to 1998, where he managed operations across the United States, Mexico and Canada. Over the course of his career, he has worked with a number of private companies across these sectors, including those engaged in advanced manufacturing, aerospace components, and industrial water technologies. Mr. Gilboa holds a Bachelor of Science in Mechanical Engineering from the Technion.

Neta Zruya Hashai, Chief Financial Officer

Mrs. Neta Zruya Hashai, CPA, has served as our Chief Financial Officer since September 2025. Prior to that, Mrs. Zruya Hashai served as our consultant in finance from May to August 2025. Mrs. Zruya Hashai served as Chief Executive Officer of ESOP Management and Trust Services Ltd. from January 2023 to April 2025. Before that, she served as a Chief Financial Officer of Raphael Hospitals Ltd. from January 2021 to January 2023. Mrs. Zruya Hashai worked as an auditor, including as an audit partner, at PwC Israel, a member of PricewaterhouseCoopers International Ltd., from 2000 to December 2020. She has been serving as a director on the board of directors of Sarine Technologies Ltd. since June 2020. Mrs. Zruya Hashai holds a Bachelor of Arts in Accounting and Communications Masters in Business Administration from Tel Aviv University.

Itzhak Natan Even Ari, Chairman of the Board of Directors

Mr. Itzhak Natan Even Ari has served as our Chairman of our board of directors since January 2018. On November 26, 2025, Mr. Even Ari entered into an agreement with the Company to provide services as Chairman of the Board of Directors for a term of three years. Mr. Even Ari holds a Bachelor of Laws from Bar-Ilan University in Israel and a Master in Law from Tel-Aviv University in Israel. Mr. Even Ari serves as a director and chief executive officer at the following companies: Anglo L Group Ltd., Anglo Everst Properties Ltd., Castlerock Investments (Israel) Ltd. and as a director at the following companies: Abirim Castlerock Ben Gurion Kfar Saba Ltd., Abirim Castlerock Agolan 96 Tel Aviv Ltd., Abirim Castlerock Maharal 8 Tel Aviv Ltd., Anglo Eliyaho Ltd., Anglo Energy Micro Turbine Ltd., Ha’bait in Einstein Street Ltd., and Ha’bait in Nachlieli Street Ltd.

Dan Katz, Vice President of Production

Mr. Dan Katz has served as our Vice President of Manufacturing since June 2019. From October 2017 until April 2024, Mr. Katz served as public representative on the support committee at the Israeli Ministry of Economy and Industry. Mr. Katz holds a Bachelor of Science in Mechanical Engineering from the Technion in Israel and a certificate in Business Administration from the Hebrew University of Jerusalem in Israel.

Ziv Nir, Chief Operating Officer

Mr. Ziv Nir has served as our Chief Operating Officer. Mr. Nir has also served as Chief Operating Officer since May 2025. Mr. Nir holds a Bachelor of Science in Aerospace Engineering from the Technion in Israel and a Master in Business Administration from the University of Manchester. From March 2017 to May 2022, Mr. Nir served as Vice President of Marketing and Business Development for Carmel Forge Ltd.

Dov Friedman, Director and Chief Strategic and Business Development Officer

Mr. Dov Friedman has served as a member of our board of directors since January 2018 and as of November 26, 2025, also serves as the Chief Strategic and Business Development Officer. Mr. Friedman currently serves as a director at Anglo Energy Micro Turbine Ltd, Dov Friedman Investments Ltd., Pirla Investments Ltd., Ram-Center (2013) Ltd., Anglo Sheva Ltd. and Anglo Energy Micro Turbine Ltd.

David Deri, Director

Mr. David Deri has served as a member of our board of directors since February 2022. Mr. Deri holds a Bachelor of Arts in Accounting and Economics from Bar-Ilan University and is a chartered public accountant. Mr. Deri currently serves as chief financial officer at Var Capital. Additionally, Mr. Deri serves as an external director, as defined under the Companies Law, at Meitav Trade and Meitav Trade Investments. From 2014 to 2018, Mr. Deri served as chief financial officer and executive manager of the TASE.

Ziv Gafni, Director

Mr. Ziv Gafni has served as a member of our board of directors since January 2024. Mr. Gafni holds a dual Bachelor of Arts in Accounting and Management and in Economics from Tel-Aviv University. In addition, Mr. Gafni up until recently served as the president and Global CFO of Fetcherr. From July 2022 to October 2023, Mr. Gafni served as EMEA head of technological strategy, innovation and partnerships at J.P Morgan Chase Bank National Association. Mr. Gafni has also served as the Global Head of Capital Markets and Investment Banking Tech Innovation at J.P. Morgan Chase from December 2019 to July 2022 and prior to that from May 2018 to December 2019 as EMEA head of digital strategy and financial technology for the Corporate and Investment Bank of J.P. Morgan Chase.

Ethy Levy, External Director

Mrs. Ethy Levy has served as a member of our board of directors since March 2023. Mrs. Levy holds a Bachelor of Arts in Economics and a Bachelor of Laws from Tel-Aviv University. Additionally, she holds a certificate of the Israeli Ministry of Economy’s Economic Cadets Course and a certificate of a Directors and Senior Executive in Government Companies Course. Mrs. Levy is the founder and chief executive officer of Impact Innovation Israel, having founded it in August 2017, a co-founder of The Bridge Hub, a member of the Global Advisory Board of the Western Growers Association, and a director in Springboard Enterprises. From June 2021 to September 2023, Mrs. Levy was managing partner at Kinneret Impact Ventures. Mrs. Levy has served as a member of our board of directors since March 2023 and is an external director as defined under the Companies Law.

Eli Zooker, External Director

Mr. Eli Zooker has served as a member of our board of directors since February 2023. Mr. Zooker holds a Bachelor of Arts in Accounting and Economics and holds a Master of Business Administration, with a concentration in finance, from Tel-Aviv University. Mr. Zooker has served as deputy chief executive officer and as chief financial officer at Energy Infrastructures Ltd. Mr. Zooker has served as a member of our board of directors since February 2023 and is an external director, as defined under the Companies Law.

Idan Ben Shitrit, Independent Director

Mr. Idan Ben Shitrit has served as a member of our board of directors since November 2021. Mr. Shitrit holds a Bachelor of Arts in Mathematics and Economics from Tel-Aviv University and a Master in Business Administration from Reichman University. Additionally, Mr. Ben Shitrit holds an investor manager certificate. Mr. Ben Shitrit also currently serves as a director at Tedea Technological Development & Automotion Ltd.  (TASE:TEDE). From 2006 to 2008, Mr. Ben Shitrit served as an external director at G. Willifood International Ltd. Since January2020, Mr. Ben Shitrit has been providing consultation and guidance to private and public companies, respectively. Mr. Ben Shitrit has served as a member of our board of directors since November 2021 and is an independent director, as defined under the Companies Law.

Alex Katz, Director

Alex Katz has served as a member of our board of directors since November 2025, and previously served as a consultant since July 2023. In this role, Mr. Katz focused on facilitating introductions within the United States market to prospective investors and customers, leveraging extensive experience in business development and strategic relationships. Since 2010, he has served as President and Manager of Castlerock Enterprises. Since 2015, he has also served as a Partner of Castlerock Investments Israel Ltd. and Castlerock Renewal Israel Ltd., where he participates in investment strategy, management oversight, and related business activities. Mr. Katz received a Juris Doctor degree from Seton Hall University School of Law and holds a Bachelor’s degree in Economics from Yeshiva University.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with controlling shareholders, prospective customers, suppliers, or others pursuant to which any of our executive management or our directors were other than a shareholders’ agreement entered into among Anglo Turbo and Mr. Emil Katan, or the Shareholders Agreement.

Upon the completion of the Company’s initial public offering in Israel on December 31, 2021, the Shareholders Agreement became effective. The Shareholders Agreement provides, among other things, that in any vote at the general meeting of the Company’s shareholders, the parties to the Shareholders Agreement will exercise their voting rights and vote in the same manner as determined at the sole discretion of Anglo Turbo.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with the Company. Our directors collectively earned approximately NIS 255,000 (approximately $74,000) for their services as directors in the year ended December 31, 2025.

Compensation

The following table sets forth information concerning the compensation of our five highly most compensated named executive officers for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to us, in thousands of dollars upon a conversation rate of 3.45 NIS/USD, for the year ended December 31, 2025.

Name and Principal Position	Salary, Pension, Retirement and Other Similar Benefits (Management)	Share Based Compensation	Total
Yaron Gilboa, Chief Executive Officer and President	$292	$1912	$2204
Amit Ferber, Vice President of Operation(1)	$94	$26	$120
Ziv Nir, Chief Operating Officer	$170	$72	$242
Dan Katz, Vice President of Production	$77	$20	$97
Neta Zruya Hashai, Chief Financial Officer(2)	$80	$177	$257

(1)	Mr. Ferber resigned as Vice President of Production on July 1, 2025.

(2)	Neta Zruya Hashai commenced employment as Chief Financial Officer on September 1, 2025.

Employment and Advisory Agreements with Executive Officers

We have entered into written employment, services and advisory agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors’ and officers’ insurance.

Services Agreement with Mr. Yaron Gilboa, our Chief Executive Officer and President

In August 2021, we entered into an agreement with Mr. Yaron Gilboa, pursuant to which Mr. Gilboa shall provide us with services as our Chief Executive Officer and President. Pursuant to the terms of the services agreement, Mr. Gilboa was entitled to a gross monthly salary in the amount of NIS 70,000 (approximately $21,800). The services agreement also provided for other benefits such as reimbursement of expenses and certain bonus payments. On October 11, 2023, Mr. Gilboa agreed to a voluntary reduction of 50% of his monthly salary to NIS 35,000 (approximately $9,600). The reduction ended on January 11, 2024, and Mr. Gilboa’s monthly consideration was subsequently restored to its previous level. On March 9, 2025, the Company’s shareholders approved an increase of NIS 14,000 (approximately $3,800) to Mr. Gilboa’s monthly consideration for his role as senior financial officer, which was effective as of January 1, 2025.

On November 26, 2025, we updated the terms of Mr. Gilboa’s agreement, effective as of September 1, 2025. Pursuant to the terms of the updated services agreement, Mr. Gilboa is entitled to NIS 84,000, plus VAT (approximately $25,600). The services agreement also provides for other benefits, such as reimbursement of expenses and certain bonus payments as follows: (i) special bonus in case of sale of all or part of the Company’s assets or shares in an amount according to the Company’s compensation policy; and (ii) annual bonus based on measurable targets (as shall be determined for each year) up to the maximum amount as described in the Company’s compensation policy, as shall be from time to time. In addition, under the updated services agreement, Mr. Gilboa may be entitled to additional equity-based compensation, as shall be determined in the future by the compensation committee and the board of directors, up to the maximum annual value described in the Company’s compensation policy as shall be from time to time. Moreover, Mr. Gilboa is entitled to full acceleration of all previously granted unvested equity-based compensation in case of change of control (as determined in the Company’s compensation policy), and may be entitled to partial or full acceleration, in case of termination without cause (as such term is defined in this services agreement) of his services or downgrade in his role in the Company. In addition, both parties may terminate the services agreement for any reason subject to giving a prior written notice of nine months.

Pursuant to an option agreement entered into in January 2021, Mr. Gilboa was granted 33,300 options, with a grant date of January 3, 2021 to purchase up to 33,300 Ordinary Shares under the 2020 Share Incentive Plan at an exercise price of $12.01, vesting over a period of 48 months commencing on June 1, 2018. Mr. Gilboa was granted an additional 5,125 options, with a granted as of January 3, 2021, to purchase up to 5,125 Ordinary Shares under the 2020 Share Incentive Plan, at an exercise price of $12.01, vesting immediately on January 1, 2021.

Pursuant to subsequent equity awards granted to Mr. Gilboa, on January 26, 2023, he was granted 130,248 options to purchase up to 130,248 Ordinary Shares and 43,272 RSUs which may be settled into 43,272 Ordinary Shares, subject to time-based vesting conditions. On December 31, 2023, Mr. Gilboa was granted with 398,076 options to purchase up to 398,076 Ordinary Shares and 143,316 RSUs which may be settled into 143,316 Ordinary Shares.

On November 26, 2025, the Company’s shareholders approved granting Mr. Gilboa additional 398,076 options to purchase up to 398,076 Ordinary Shares and 143,316 RSUs which may be settled into 143,316 Ordinary Shares.

Services Agreement with Mr. Dan Katz, Vice President of Production

On June 10, 2019, we entered into an agreement with Mr. Dan Katz, pursuant to which Mr. Katz shall provide us with services as our Vice President of Production. Pursuant to the terms of the services agreement, Mr. Katz is entitled to an hourly-based salary of NIS 250, which was increased to a monthly salary in the amount of NIS 22,000, reflecting a 50% position (approximately $ 6,040), on August 1, 2020 per an amendment to the services agreement. Between October 11, 2023 and January 6, 2024, as part of our efficiency plan, Mr. Katz was on unpaid leave. On January 7, 2024, Mr. Katz agreed to a reduction in his monthly salary to NIS 11,000 (approximately $3,020), due to the Streamlining Plan. The reduction ended on January 11, 2024, and Mr. Katz’s monthly consideration was subsequently restored to its previous level. The services agreement also provides for other benefits such as reimbursement of expenses and certain bonus payments, including a one-time bonus payment of NIS 7,500 ($2,060), approved by the compensation committee and the board of directors on February 14, 2022 and February 15, 2022, respectively, for his contribution in 2021. On December 9, 2025, our board of directors approved, effective January 1, 2026, an increase of NIS 3,000 (approximately $934) to Mr. Katz’s monthly salary, to an aggregate amount of NIS 25,000 (approximately $7,780). Both parties may terminate the services agreement for any reason with 30 days’ written notice.

In addition, pursuant to an option agreement entered into on January 2021, Mr. Katz was granted 1,000 options, with a grant date of August 9, 2021 to purchase up to 10,000 Ordinary Shares under the 2020 Share Incentive Plan, at an exercise price of NIS 98.4 (approximately $27), vesting over a period of 48 months commencing on July 1, 2022. On January 26, 2023, Mr. Katz was granted an additional 8,400 options, with a grant date as of January 26, 2023, to purchase up to 8,400 Ordinary Shares under the 2020 Share Incentive Plan, at an exercise price of NIS 10.35 (approximately $2.84), vesting over a period of 48 months commencing on January 26, 2025, and was granted 2,784, RSUs to be converted to 2,784 Ordinary Shares, with the same vesting schedule as options. On December 31, 2023, Mr. Katz was granted an additional 9,776 options, with a grant date as of December 31, 2025, to purchase up to 9,776 Ordinary Shares, at an exercise price of NIS 5.38 (approximately $1.48), vesting over a period of 48 months commencing on December 31, 2025, and was granted 3,520 RSUs to be converted to 3,520 Ordinary Shares, vesting in accordance with the same vesting schedule as the options.

On March 30, 2025, Mr. Katz was granted an additional 9,776 options, to purchase up to 9,776 Ordinary Shares, at an exercise price of NIS 10.16 (approximately $2.73), vesting over a period of 48 months, and was granted 3,520 RSUs to be converted to 3,520 Ordinary Shares, vesting in accordance with the same vesting schedule as the options.

Employment Agreement with Mr. Ziv Nir, Chief Operating Officer

On February 15, 2022, we entered into an employment agreement with Mr. Ziv Nir, pursuant to which Mr. Nir provides us with services as our Vice President of Business Development. Pursuant to the terms of the agreement, Mr. Nir is entitled to a monthly salary in the amount of NIS 36,500 (approximately $10,030). The agreement also provides for other benefits such as reimbursement of expenses, and special payment, granted in consideration of confidentiality and agreement to a non-compete clause. Both parties may terminate the services agreement for any reason with 30 days’ written notice. On October 11, 2023, Mr. Nir agreed to a voluntary reduction of 50% of his monthly salary to NIS 18,250 (approximately $5,015) pursuant to the Streamlining Plan. The reduction ended on January 11, 2024, and Mr. Nir’s monthly consideration was subsequently restored to its previous level. On December 9, 2025, our board of directors approved an increase of NIS 10,000 (approximately $3,110) to Mr. Nir’s monthly salary, to an aggregate amount of NIS 46,500 (approximately $14,500), effective retroactively as of October 1, 2025.

In addition, pursuant to an option agreement entered into on August 9, 2021 , Mr. Nir was granted 58,816 options, with a grant date of January 26, 2023 to purchase up to 58,816 Ordinary Shares under the 2020 Share Incentive Plan, at exercise price of NIS 10.35 (approximately $2.84), vesting over a period of 48 months commencing on May 15, 2022, and was granted 19,536, RSUs with the same grant date, to be converted to 19,536 Ordinary Shares, vesting in accordance with the same vesting schedule as the options. On December 31, 2023, Mr. Nir was granted an additional 28,848 options, to purchase up to 28,848 Ordinary Shares, at an exercise price of NIS 5.38 (approximately $1.48), vesting over a period of 48 months , and was granted 10,384 RSUs to be converted to 10,384 Ordinary Shares, subject to the same vesting schedule as described above.

On March 30, 2025, Mr. Nir was granted an additional 28,848 options, to purchase up to 28,848 Ordinary Shares, at an exercise price of NIS 10.16 (approximately $2.73), vesting over a period of 48 months, and was granted 10,384 RSUs, vesting in accordance with the same vesting schedule as the options.

Services Agreement with Mr. Yitzhak Natan Even Ari, Executive Chairman

On November 26, 2025, the Company entered into a Chairman services agreement with Mr. Yitzhak Natan Even Ari, who serves as the Chairman of the Board of Directors and is also one of the Company’s controlling shareholders. Under the terms of the agreement, for his services at approximately 30% capacity, the Company will pay Mr. Even Ari a monthly fee of NIS 30,000 and will grant him options exercisable into up to 397,215 ordinary shares of the Company at an exercise price of NIS 0.30 ($0.09) per share. The options shall vest in two equal tranches: half of the options vested immediately upon grant, and the remaining half will vest upon the completion of the Company’s listing on Nasdaq. Mr. Even Ari is also eligible to receive additional equity-based compensation with a maximum annual value, subject to the discretion and approval of the Company’s Compensation Committee and Board of Directors, in accordance with the Company’s compensation policy. Furthermore, Mr. Even Ari shall be eligible to an annual bonus, contingent upon the prior determination of measurable targets by the Compensation Committee and the Board of Directors, in accordance with the Company’s compensation policy. Mr. Even Ari shall also be eligible for a bonus of up to three monthly salaries, subject to the discretion of the Compensation Committee and the Board of Directors. In addition, Mr. Even Ari shall be entitled to a special bonus in the event of a sale of the Company or a material part thereof, in an amount to be determined by the Company and in accordance with the Company’s compensation policy. Either party may terminate the agreement by providing 90 days’ prior written notice. The agreement is for a term of three years from its effective date.

Services Agreement with Mr. Dov Friedman, Director and Chief Strategic and Business Development Officer

On November 26, 2025, the Company entered into a VP of Strategy and Business Development services agreement with Mr. Dov Friedman, who also serves as a director of the Company and is one of its controlling shareholders. Under the terms of the agreement, for his services at approximately 30% capacity, the Company will pay Mr. Friedman a monthly fee of NIS 30,000 and will grant him options exercisable into up to 397,215 ordinary shares of the Company at an exercise price of NIS 0.30 ($0.09) per share. The options shall vest in two equal tranches: half of the options vested immediately upon grant, and the remaining half will vest upon the completion of the Company’s listing on Nasdaq. Mr. Friedman is also eligible to receive additional equity-based compensation with a maximum annual economic value, subject to the discretion and approval of the Company’s Compensation Committee and Board of Directors, in accordance with the Company’s compensation policy. Furthermore, Mr. Friedman shall be eligible to an annual bonus, contingent upon the prior determination of measurable targets by the Compensation Committee and the Board of Directors, in accordance with the Company’s compensation policy. Mr. Friedman shall also be eligible for a bonus of up to three monthly salaries, subject to the discretion of the Compensation Committee and the Board of Directors. In addition, Mr. Friedman shall be entitled to a special bonus in the event of a sale of the Company or a material part thereof, in an amount to be determined by the Company and in accordance with the Company’s compensation policy. Either party may terminate the agreement by providing 90 days’ prior written notice. The agreement is for a term of three years from its effective date.

Service Agreement with Mr. Ziv Gafni

In November 2023, our board of directors appointed Mr. Ziv Gafni as a director and to enter into a service agreement with him for strategic consulting and fundraising advisory services, subject to shareholder approval. The shareholders’ general meeting subsequently approved the appointment and agreement on January 11, 2024. Pursuant to the service agreement, which had a six-month term ending on May 31, 2024, we granted Mr. Gafni 17,715 options to purchase up to 17,715 Ordinary Shares of the Company at an exercise price of NIS 0.3 (approximately $0.08) per share. On December 1, 2025, Mr. Gafni exercised all 17,715 options. Mr. Gafni’s total compensation for his services was valued at NIS 54,000 ($14,500), paid in equity.

Service Agreement with Mr. Alex Katz

On July 19, 2023, we entered into a consulting services agreement with Mr. Alex Katz, one of our major shareholders, pursuant to which he provided advisory services to us, including assistance in expanding our operations in the United States, introducing us to potential U.S. contacts, assisting in negotiations with U.S. parties, and representing the Company in meetings in the United States.

The consulting agreement commenced on July 1, 2023, for a term of up to 24 months and provided for a fixed monthly fee of NIS 45,000 (approximately $12,000), plus applicable VAT. In addition, we granted Mr. Katz 58,816 non-tradable options, exercisable into up to 58,816 Ordinary Shares of the Company. The agreement was terminated by mutual consent on December 26, 2024.

As of December 26, 2024, Mr. Katz had an unpaid consulting-fee balance of NIS 675,000 (approximately $185,000). Pursuant to a conversion notice dated December 25, 2024, and following shareholder approval on March 9, 2025, such unpaid balance was converted into equity. Under the conversion, Mr. Katz was issued 150,000 Ordinary Shares at a conversion price of NIS 5.31 (approximately $1.46) per share and 260,000 non-tradable options, each exercisable into one Ordinary Share at an exercise price of NIS 11 (approximately $3.03) per share, expiring on December 24, 2025. On November 25, 2025, Mr. Katz was appointed as a director of the Company, and on November 26, 2025, our shareholders approved the reimbursement of reasonable expenses incurred by him in connection with his service as a director, all in accordance with the Company’s compensation policy as in effect from time to time. For additional information regarding Mr. Katz’s consulting arrangements and equity conversion agreements, see “Related Party Transactions.”

Equity Incentive Plan

Our 2020 Share Incentive Plan, or the 2020 Plan, was adopted by our board of directors in November 2020. The 2020 Plan provides for the grant of options, restricted shares and other equity-based awards to our directors, officers, employees, office holders, service providers and suppliers. On August 9, 2021, our board of directors approved an amendment to the 2020 Plan allowing for a net exercise mechanism for equity awards. The 2020 Plan is administered by our board of directors; however, the board of directors may, by unanimous vote and subject to applicable law, delegate its authority to administer the 2020 Plan to its compensation committee.

Subject to the terms and conditions of the 2020 Plan and any mandatory provisions of applicable law, and in addition to the powers set forth elsewhere in the plan, the compensation committee (if appointed), or otherwise the board of directors, has full discretionary authority to determine, among other things: the individuals eligible to receive awards; the granting of awards and the terms and conditions thereof, including the number of shares underlying each award; the time or times at which awards shall be granted; vesting schedules and conditions; the exercise price of options; the interpretation of the 2020 Plan; the adoption, amendment or rescission of rules and regulations relating to the administration of the plan; the determination of the fair market value of the Company’s ordinary shares; the applicable tax track for awards intended to qualify under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, and any other action necessary or advisable for the administration of the 2020 Plan and any award granted thereunder.

Eligible Israeli-resident employees, officers and directors who are not controlling shareholders may be granted awards intended to qualify for favorable tax treatment under Section 102 of the Tax Ordinance. Section 102 provides alternative tax tracks for equity awards granted through a trustee for the benefit of the grantee, including the capital gains track and the ordinary income track, as well as an alternative for grants made directly to the grantee without a trustee. Awards intended to qualify under Section 102(b)(2) of the Tax Ordinance, the capital gains track, are deposited with a trustee and may not be released to the grantee for a minimum holding period of two years from the date of grant. Under this track, gains recognized upon the sale of shares may be subject to capital gains tax at a rate of 25%, subject to compliance with applicable conditions, and the Company is not entitled to a tax deduction with respect to such awards. Non-employee service providers, as well as controlling shareholders, may only be granted awards under Section 3(i) of the Tax Ordinance, which does not provide similar tax benefits.

Unless otherwise determined by the compensation committee or the board of directors, subject to applicable law and as set forth in the applicable award or option agreement, options granted under the 2020 Plan generally vest over a four-year period, with 25% of the options vesting on the first anniversary of the grant date and the remaining options vesting in equal quarterly installments of 6.25% on the last day of each three-month period thereafter, provided that the grantee remains continuously employed by or engaged in service with the Company or any of its affiliates through each applicable vesting date.

As a default, the 2020 Plan provides that upon termination of an optionee’s employment or service with the Company or any of its affiliates for any reason other than death, disability or cause, all unvested options shall terminate and expire immediately, and all vested options shall generally remain exercisable for a period of 90 days following such termination (or such other period applicable in the case of retirement), in each case subject to the terms of the 2020 Plan and the applicable option agreement.

Notwithstanding the foregoing, if an optionee’s employment or service is terminated for cause, all options granted to such optionee, whether vested or unvested, shall immediately terminate and shall not be exercisable as of the date of termination. In the event of termination of employment or service due to death or disability, all options that have vested as of the date of termination shall generally remain exercisable for a period of six (6) months, subject to the terms of the 2020 Plan and the applicable option agreement.

Options

In January 2021, we granted options under our 2020 Plan to certain of our officers. The grant consisted of 9,866 options to purchase 98,660 Ordinary Shares. The options are exercisable for a period of 10 years from their date of issuance, at an exercise price ranging between NIS 38.61 (approximately $12.04) to NIS 83.59 (approximately $25.95) per Ordinary Share, with some vesting immediately, and others up to four years. The exercise price is also adjusted to a ratio of the exercise of 1-to-10 options.

In March 2021, we approved the grant of options to our directors and controlling shareholders, Mr. Yitzhak Natan Even Ari and Mr. Dov Friedman. Each controlling shareholder was granted 33,519 options to purchase 335,190 Ordinary Shares. The options expired on March 24, 2024, and no options remain outstanding under this grant following the expiration.

In August 2021, we granted 23,544 options to purchase into 235,440 Ordinary Shares to certain of our employees. These options vest over a four-year period from the grant date and have an exercise price of NIS 98.40 (approximately $27.04) per option. The exercise price is also adjusted to a ratio of the exercise of 1-to-10 options.

In May 2022, our Board of Directors approved a grant of equity awards to an employee, consisting of (i) 116,512 options to purchase up to 116,512 Ordinary Shares at an exercise price of NIS 15.34 (approximately $4.49) and (i) 34,544 RSUs. Both the options and the RSUs vest over a four-year period.

In January 2023, our Board of Directors approved a grant of equity awards to officers and employees of the Company under its 2020 Plan, consisting of (i) options to purchase an aggregate of 384,360 Ordinary Shares at an exercise price of NIS 10.35 (approximately $3.05) per option, including 130,248 options granted and (ii) 182,248 RSUs, including 43,272 RSUs granted to Yaron Gilboa, our Chief Executive Officer. The options and RSUs granted to officers and employees vest over a four-year period, while the Chief Executive Officer’s awards vest over a three-year period.

In December 2023, our Board of Directors approved an additional grant of equity awards to officers and employees of the Company, consisting of (i) options to purchase an aggregate of 654,348 Ordinary Shares at an exercise price of NIS 5.38 (approximately $1.49), including 398,076 options granted to our Chief Executive Officer, and (ii) 266,260 RSUs, including 143,316 RSUs granted to Mr. Gilboa. In January 2024, our shareholders approved the specific allocation of the options and RSUs to the Chief Executive Officer pursuant to this grant.

In January 2024, our shareholders approved the grant of options to director Mr. Ziv Gafni, consisting of options to purchase 17,715 Ordinary Shares. The options vest over a six-month period and are exercisable until December 2025 at an exercise price of NIS 0.30 (approximately $0.08). As of the date of this Prospectus, all 17,715 options have been exercised and none remain outstanding.

In January 2025, our Board of Directors approved the grant of 150,885 options to purchase 150,885 Ordinary Shares to five directors (30,177 options to each), under our 2020 Plan. The options have an exercise price of NIS 8.95 (approximately $2.65) per share and will vest over a two-year period.

In March 2025, our Board of Directors approved the grant of 485,812 options to purchase 485,812 Ordinary Shares at an exercise price of NIS 10.16 (approximately $3.01) to certain of our officers and employees. This equity grant was subject to shareholder approval, which was subsequently obtained in November 2025. Of the 485,812 options issued, 398,076 options were issued to Mr. Gilboa, our Chief Executive Officer, 61,728 options were issued to three officers, and 26,008 options were issued to three employees. In addition, 181,134 RSUs were issued to certain of our officers and employees. Of the 181,134 RSUs, 143,316 RSUs were issued to Mr. Gilboa, our Chief Executive Officer, 22,224 RSUs to three of our officers, and 15,594 RSUs to three employees. The vesting period for the employees and officers of the Company is four years, except for Mr. Gilboa’s equity grants, for which the vesting period is three years. Further, our Board of Directors approved the grant of 19,696 options to purchase 19,696 Ordinary Shares to a service provider. The options vest immediately and have an exercise price of NIS 10.50 (approximately $3.10) per share.

In August 2025, our board of directors approved the grant of 27,200  Ordinary Shares of the Company to a service provider. Our Board also approved the grant of 45,000 options to purchase 45,000 Ordinary Shares to another service provider. The options vested immediately and have an exercise price of NIS 10.50 (approximately $3.11) per share, vesting immediately. Our Board also approved the grant of 12,500 options to purchase 12,500 Ordinary Shares to another service provider. The shares vest over a two-year period and have an exercise price of NIS 0.30 (approximately $0.09) per share.

In October 2025, our board of directors approved the grant of 150,000 options to purchase 150,000 Ordinary Shares and 70,000 RSUs to Ms. Neta Zryua Hashai, our Chief Financial Officer. The options vest over a four-year period and have an exercise price of NIS 16.60 (approximately $4.93) per share. The RSUs also have a vesting period of four years.

Differences between the Companies Law and Nasdaq Requirements

Companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on Nasdaq, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating, among others, to such matters as the composition and responsibilities of the audit committee and the compensation committee (subject to certain exceptions that we intend to utilize), and a requirement to have an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the rules of the Nasdaq Stock Market, or Nasdaq, and other applicable provisions of U.S. securities laws to which we are subject as a foreign private issuer. Under Nasdaq Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Nasdaq Rules, except for certain matters including the composition and responsibilities of the audit committee.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq rules, we have elected to follow the provisions of the Companies Law, rather than Nasdaq rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to Nasdaq rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While Nasdaq rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least two (2) shareholders, in person or by proxy, holding at least 25% of the voting rights. in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting consists of any shareholder present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual or special meeting of our shareholders (i) to hold office until the next annual meeting following his or her election (or until the next annual meeting that will reappoint the relevant class in which such director is a part of, as described below under “Management-Board Practices- Introduction”); or (ii) for three-year term, as described below under “Management—Board Practices—External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our Articles of Association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under Nasdaq rules.

●	Compensation of officers. Israeli law and our Articles of Association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under Nasdaq rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Management—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Management—Board Practices—External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which Nasdaq otherwise requires.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under Nasdaq rules. See “Management—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Annual Shareholders Meeting. As opposed to Nasdaq Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

Board Practices

Introduction

Our board of directors presently consists of eight members, including two external directors required to be appointed under the Companies Law. We believe that Mr. Zooker, Mrs. Levy, Mr. Gafni, Mr. Deri, and Mr. Ben Shitrit are “independent” for purposes of the Nasdaq rules.

Under our Articles of Association, the board of directors is to consist of not fewer than (3) and not more than eleven (11) directors, including external directors, as described below.

Our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or executive management. Our Chief Executive Officer is responsible for our day-to-day management and has individual responsibilities established by our board of directors. The Chief Executive Officer is appointed by and serves at the discretion of our board of directors, subject to the employment agreement that we have entered into with him.

All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Our Articles of Association provide for a split of the board of directors into three classes with staggered three-year terms (excluding external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The directors who will be brought for re-election shall be the directors that served the longest period since their appointment or last re-appointment.

Each director, except external directors, will hold office until the next annual general meeting in which their class will be brought for re-appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

In addition, under certain circumstances, our Articles of Association allow our board of directors to appoint directors to fill vacancies on our board of directors, due to a director no longer serving or due to the number of directors serving being less than the maximum amount, for the remaining term of the director whose service has ended (in case the appointment is due to a director no longer serving) or for a period in accordance with the class to which the director was appointed by our board of directors (in case the appointment is in addition to the acting directors), subject to the limitation on the number of directors. External directors, if applicable, may be elected for up to two additional three-year terms after their initial three-year term under certain circumstances and may be removed from office only under the limited circumstances set forth in the Companies Law (see “Management—Board Practices—External Directors” below).

Under the Companies Law, nominations for directors may be made by any shareholder holding at least one percent (1%) of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Companies Law and our Articles of Association has been provided.

However, under the Exemptions Regulations, one or more shareholders of an Israeli company whose shares are listed outside of Israel, such as on Nasdaq, may request its company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member as an item on the agenda of a future general meeting, provided that the shareholder hold at least five percent (5%) of the voting rights of the company, instead of the one percent (1%) required in the past. The decision whether to include the suggested item on the agenda is subject to the Company’s discretion, under the provisions of Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of the Company who are required to have accounting and financial expertise is two (2). Accordingly, we have determined that Mr. Deri, Mr. Gafni, Mr. Zooker, Mr. Ben Shitrit and Ms. Levy have accounting and financial expertise.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed two percent (2%) of the total voting power in the company.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Notwithstanding the foregoing and subject to the provisions of the Companies Law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement committee and compensation committee are described below.

Minutes of the board meetings are recorded and kept at our offices.

The board of directors oversees how management monitors compliance with our risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

The quorum for starting a meeting of the board of directors is majority of the members of the board of directors holding office at the time of the meeting. The board of directors may demand that another quorum will be determined for starting a meeting of the board of directors. Resolutions of the board of directors are adopted by a majority of the directors present and voting at the meeting, without taking into account the votes of abstainers.

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as a director nor serve as a director in a public company. A public company shall not convene a general meeting the agenda of which includes the appointment of a director, and a director shall not be appointed unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time to the performance of the office of director in the company, that sets forth the aforementioned skills and further states that the limitations set forth in the Companies Law regarding the appointment of a director do not apply in respect of such candidate.

A director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate upon such notice.

External Directors

 Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Mr. Zooker and Mrs. Levy.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “accounting and financial expertise,” unless another member of the audit committee, who is an independent director under Nasdaq rules, has “accounting and financial expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that Mr. Deri, Mr. Gafni, Mr. Zooker, Ms. Levy and Mr. Ben Shitrit have accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business – accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in one of the said fields or in certain senior positions.

Pursuant to regulations under the Companies Law, the board of directors of a company is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a nominating committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. The Company does not meet all these requirements and therefore may not adopt this corporate governance exemption as of the date hereof.

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the election of the external director, does not exceed 2% of the aggregate voting rights of the company.

The term “control” is defined in the Companies Law as the ability to direct the activities of the company, other than by virtue of being an officeholder. A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. With respect to certain matters (for example interested party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company but excludes a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee as described below;

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

Notwithstanding the above, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirmed that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, with a holder of 5% or more of the issued share capital or voting power in the company or with the most senior financial officer.

The term “relative” is defined under the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an officeholder, excluding service as a director in a private company prior to the initial public offering of its shares, if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “officeholder” is defined under the Companies Law as a general manager/chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exemption contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an officeholder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and one year with respect to other relatives of the former external director.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined the occurrence of circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the Company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of a company may not be appointed as an external director of another company if at the same time a director of such other company is acting as an external director of the first company.

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. As of the date hereof, the Company has a controlling shareholder and therefore cannot use such exemptions.

In 2025 the general meeting of shareholders approved the re-appointment of Mr. Zooker as an external director for a three-year period as of March 9, 2025. In 2023, the general meeting of shareholders approved the appointment of Mrs. Levy as an external director for a three-year period as of March 23, 2023.

Independent Directors Under the Companies Law

An “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

The company may extend the office of an independent director for more than nine consecutive years, for period(s) which do not exceed three years each, provided that the audit committee and the board of directors of the company confirmed and presented to the general meeting of shareholders that, in light of the independent director’s expertise and special contribution to the board of directors and its committees, the re-election for such additional period(s) is in the company’s best interest.

Alternate Directors

Our Articles of Association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our Board, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to alternate in place of and alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “accounting and financial expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “accounting and financial experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Our board of directors has established three statutory standing committees: the audit committee; the financial statement examination committee and the compensation committee.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. However, under the Exemptions Regulations, a company with no controlling shareholder may be exempted from certain obligations mentioned above.

Our audit committee is comprised of Mr. Zooker, Mrs. Levy and Mr. Ben Shitrit. Mr. Zooker serves as the chairperson of our audit committee.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of the Company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an officeholder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Management—Approval of Related Party Transactions under Israeli law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Management—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director.

Our board of directors intends to adopt an audit committee charter to be effective upon the listing of the Ordinary Shares on Nasdaq setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation, or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor, and reviewing the effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receiving reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommending to our board of directors if so required.

Nasdaq Requirements for Audit Committee

Under Nasdaq rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate, and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee currently include Mr. Zooker and Mrs. Levy, who are external directors, and Mr. Ben Shitrit, who is an independent director (as such term is defined under the Companies Law), each of whom is “independent,” as such term is defined in under Nasdaq rules. Mr. Zooker serves as the Chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy under Nasdaq rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by Nasdaq rules.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. Our financial statement examination committee is comprised of Mr. Zooker, Mrs. Levy and Mr. Ben Shitrit. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor shall be invited to attend all meetings of our financial statements examination committee.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (i) who may not be a member of the committee; and (ii) who may not be present during committee deliberations as described above.

Our compensation committee consists of Mr. Zooker, Mrs. Levy and Mr. Ben Shitrit. The Chairperson of our compensation committee is Mr. Zooker. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our Articles of Association, on all aspects referring to its independence, authorities, and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under Nasdaq rules.

Our compensation committee is responsible for, inter alia:

(a) reviewing and making recommendations to the board of directors with respect to the approval of the compensation policy with respect to the terms of office and employment of officeholders and (please see below for details on compensation policy under Israeli law);

(b) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto;

(c) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of officeholders;

(d) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval because such approval would preclude the engagement with such candidate, provided that such transaction is consistent with the compensation policy;

(e) overriding a determination of the shareholders in relation to certain compensation-related issues, subject to the approval of the board of directors and under special circumstances, such as, the approval of our compensation policy, after such compensation policy was reconsidered by the committee and on the basis of detailed reasons, the committee and thereafter the board of directors determined that the adoption of the compensation policy is in the best interests of the Company despite the objection of the general meeting;

Compensation Policy

Under the Companies Law, a compensation policy with respect to the terms of office and employment of officeholders must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including the advancement of the company’s objectives, the company’s business, and its long-term strategy, and the creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size, and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise, and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an officeholder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals, and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of officeholders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	administering the clawback policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Our compensation policy is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers while considering the risks that our activities involve, our size, the nature and scope of our activities, and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses (including annual, special bonus and signing or retention bonus) are limited to a maximum amount. In addition, our compensation policy provides for a recommended maximum ratio between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and if required by law, by our board of directors).

The performance measurable objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A less significant portion of Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors and require shareholder approval for such payment in the event the Chief Executive Officer is also a controlling shareholder of the company.

The equity-based compensation under our compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based compensation such as restricted share unit or restricted unit in accordance with our equity plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of a subordinate executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exempt, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy also provides for compensation to the members of our board of directors as follows: (i) cash payment in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; and (ii) equity-based compensation in an annual value as determined in our compensation policy.

Our current compensation policy was approved by our shareholders in November 2025 and is in effect for a period of three years.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. Our internal auditor is Mr. Doron Cohen (Fahn Kanne Control Management Ltd, Grant Thornton). The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or officeholder, or a relative of any interested party or officeholder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not an interested party in the Company and not our employee.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors, and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. According to the regulations, directors who are being compensated in accordance with such regulations are generally entitled to an annual fee, a participation fee for board or committee meetings and reimbursement of travel expenses for participation in a meeting which is held outside of the director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the regulations and are based on the classification of the Company according to the size of its capital. Remuneration of a director who is compensated in accordance with the regulations, in an amount which is less than the fixed annual fee or the fixed participation fee, requires the approval of the compensation committee, the board of directors and the shareholders (in that order). A company may compensate a director (who is compensated in accordance with the regulations) in shares or rights to purchase shares, in addition to the annual and the participation fees, and the reimbursement of expenses, subject to certain limitations set forth in the regulations. Additionally, according to the regulations, shareholders’ approval for directors’ compensation and employment arrangements is not required if both the compensation committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the regulations. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Officeholders

The Companies Law imposes a duty of care and a duty of loyalty on all officeholders of a company.

The duty of care requires an officeholder to act with the level of care with which a reasonable officeholder in the same position would have acted under the same circumstances. The duty of care of an officeholder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an officeholder requires an officeholder to act in good faith and for the benefit of the company and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the officeholder has received due to his position as an officeholder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the officeholder’s fiduciary duty, provided that the officeholder acted in good faith, neither the act nor its approval harms the company, and the officeholder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Insurance

Under the Companies Law, a company may obtain insurance for any of its officeholders against the following liabilities incurred due to acts he or she performed as an officeholder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the officeholder;

●	a breach of his or her duty of loyalty to the company provided that the officeholder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests;

●	a financial liability imposed upon him or her in favor of another person; and

●	any other event, occurrence or circumstance in respect of which it may lawfully insure an officeholder.

Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, we may also enter into a contract to ensure an officeholder, in respect of expenses, including reasonable litigation expenses and legal fees, incurred by an officeholder in relation to an administrative proceeding instituted against such officeholder or payment required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law.

As of February 6, 2026, we currently have directors’ and officers’ liability insurance, providing total coverage of $10 million per occurrence and in the aggregate. Upon the listing on Nasdaq, we will have directors’ and officers’ liability insurance to cover the Nasdaq listing exposure (among other exposures), providing total coverage of some amount great than $10 million, which has not yet been determined as of the date of this prospectus. Such insurance may also include side A directors’ and officers’ liability insurance, for the benefit of all of our directors and officers, which will be determined upon finalization of the policy.

Indemnification

The Companies Law and the Israeli Securities Law provide that a company may indemnify an officeholder against the following liabilities and expenses incurred for acts performed by him or her as an officeholder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an officeholder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the officeholder (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (a) no indictment (as defined in the Companies Law) was filed against such officeholder as a result of such investigation or proceeding; and (b) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (ii) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the officeholder or imposed on him or her by a court: (i) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (ii) in criminal proceedings of which he or she was acquitted; or (iii) as a result of a conviction for a crime that does not require proof of criminal intent;

●	expenses incurred by an officeholder in connection with an Administrative Procedure under the Israeli Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees or payment required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Israeli Securities Law; and

●	any other liability or expense for which it is permitted and/or will be permitted to indemnify an officeholder.

The Companies Law also permits a company to undertake in advance to indemnify an officeholder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

Under the Companies Law, exemption, indemnification, and insurance of officeholders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of officeholders does not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Indemnification letters, covering indemnification and insurance of those liabilities imposed under the Companies Law and the Israeli Securities Law, as discussed above, were granted to each of our officeholders and were approved for any future officeholders.

The maximum indemnification amount set forth in such letters to all of our officeholders is limited to an amount equal to the higher of $5,000,000 and 25% of our total shareholders’ equity, neutralizing a provision made for such indemnification, as reflected in our most recent financial statements (annual or quarterly) prior to the date on which the indemnity payment is made. The maximum amount set forth in such letters is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and officeholders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Exemption

Under the Companies Law, an Israeli company may not exempt an officeholder from liability for a breach of his or her duty of loyalty, but may exempt in advance an officeholder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our articles of association provide that we may exempt, in whole or in part, any officeholder from liability to us for damages caused to the company as a result of a breach of his or her duty of care. Subject to the aforesaid limitations, under the indemnification agreements, we exempt and release our officeholders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Exemption letters were granted to each of our officeholders and were approved for any future officeholders.

Limitations

The Companies Law provides that we may not exempt or indemnify an officeholder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the officeholder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the officeholder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the officeholder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) an act committed with the intention of making a personal profit unlawfully; or (4) any fine, monetary sanction, penalty or forfeit levied against the officeholder.

Under the Companies Law, exemption, indemnification and insurance of officeholders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain officeholders or under certain circumstances, also by the shareholders.

Our Articles of Association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our officeholders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our Articles of Association, which are exhibits to this registration statement of which this prospectus forms a part and are incorporated herein by reference.

There are no service contracts between us or any of our subsidiaries, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exempt, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exempt is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our Compensation Committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer.  The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of February 6, 2026 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after February 6, 2026, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, RSUs or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o TurboGen Ltd. 22 Efal Street, Kiryat Aryeh, Petah Tikva, 4951122 Israel.

	Number of Ordinary Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Anglo Turbo, Limited Partnership(1)	6,478,983	30.1%
Directors and senior management who are not 5% holders:
Yaron Gilboa	282,953	**	%
Itzhak Natan Even Ari(1)*	30,649	**	%
Dan Katz	3,875	**	%
Ziv Nir	21,221	**	%
Dov Friedman(1)	37,944	**	%
David Deri*	36,123	**	%
Ziv Gafni*	81,676	**	%
Ethy Levy*	-	-%
Eli Zooker*	-	-%
Idan Ben Shitrit*	-	-%
Alex Katz*	1,234,072	5.6%
Neta Zruya Hashai	-	-%
All directors and senior management as a group (12 persons)	8,207,496	39.3%

(1)	Mr. Dov Friedman and Mr. Itzhak Natan Even Ari have shared voting and dispositive power over the shares held by Anglo Turbo, Limited Partnership.

*	Indicates director of the Company.

**	Less than 1%.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2025, there was a decrease in the percentage ownership of Anglo Turbo from 43.0% to 36.0%. There was an increase in the percentage ownership of Alex Katz from 1.4% to 5.6%. There was a decrease in the percentage ownership of Other Sources Energy Group (OSEG) Ltd. from 6.9% to 4.4%. There was a decrease in the percentage ownership Rafael from 5.1% to 4.2%.

Over the course of 2024, there was a decrease in the percentage ownership of Anglo Turbo from 44.4% to 43.0%. There was an increase in the percentage ownership of Other Sources Energy Group (OSEG) Ltd. from 7.3% to 6.9%. There was a decrease in the percentage ownership Rafael from 5.4% to 5.1%.

Over the course of 2023, there was an increase in the percentage ownership of Anglo Turbo from 44.0% to 44.4%. There was a decrease in the percentage ownership of Other Sources Energy Group (OSEG) Ltd. from 7.6% to 7.3%. There was a decrease in the percentage ownership of R-Jet 5.1% to 4.0%. There was a decrease in the percentage ownership Rafael from 5.5% to 5.4%.

Record Holders

As of February 6, 2026, to our knowledge, the majority of shareholders of record of our Ordinary Shares were not located in the United States. This is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

RELATED PARTY TRANSACTIONS

Employment and Service Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information, and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Certain members of our senior management may be eligible for bonuses each year. To the extent a member of management is entitled to a bonus, such bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our compensation committee and our board of directors that also set the bonus targets for our Chief Executive Officer. For additional information regarding the employment and service agreements with our executive officers, see “Management —Employment and Advisory Agreements with Executive Officers.”

Indemnification Agreements and Exemption Letters

We have entered into indemnification agreements and exemption letters with all of our directors and with all members of our senior management. Each such indemnification agreement provides the officeholder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officer’s insurance. Each such exemption letter provides that we may exempt, in whole or in part, the relevant director or member of senior management from liability to us for damages caused to the Company as a result of a breach of his or her duty of care.

Services Agreement with Alex Katz

On July 19, 2023, we entered into a consulting services agreement with Mr. Alex Katz, who at the time was a controlling shareholder of Anglo Turbo, for strategic advisory and business development services related to our operations in the United States. The agreement, effective as of July 1, 2023, provided for a monthly fee of NIS 45,000 (approximately $12,000), plus applicable VAT, and the grant of 58,816 warrants to purchase up to 58,816 Ordinary Shares of the Company. The consulting agreement was terminated by mutual consent on December 26, 2024.

As of December 26, 2024, Mr. Katz had an unpaid consulting fee balance of NIS 675,000 (approximately $185,000). Pursuant to a conversion notice dated December 25, 2024, and following shareholder approval on March 9, 2025, the balance was converted into equity. Under the conversion, Mr. Katz was issued 150,000 Ordinary Shares at a price of NIS 5.31 (approximately $1.46) per share and 260,000 warrants to purchase up to 260,000 Ordinary Shares at an exercise price of NIS 11 (approximately $3.03) per share, expiring on December 24, 2025. On November 25, 2025, Mr. Katz was appointed as a director of the Company, and on November 26, 2025, our shareholders approved the reimbursement of reasonable expenses incurred by him in connection with his service as a director.

2025 Warrant Inducement Agreement with Alex Katz and Tannenbaum

On August 21, 2025, our audit committee and board of directors approved, and on November 26, 2025, our shareholders approved, the Company’s entry into a warrant exercise commitment agreement with Mr. Alex Katz and Tannenbaum, or the 2025 Warrant Inducement Agreement, pursuant to Section 270(4) of the Israeli Companies Law. Under the Warrant Inducement Agreement, Mr. Katz and Tannenbaum agreed to exercise all warrants held by them and previously issued to them pursuant to the Katz Conversion Agreement and Tannenbaum Conversion Agreement, each dated December 25, 2024, promptly following the listing of our Ordinary Shares on Nasdaq. In consideration for this commitment. Pursuant to the 2025 Warrant Inducement Agreement, we agreed to register for trading on Nasdaq the Ordinary Shares underlying the exercised warrants. The exercise of Mr. Katz’s warrants under this agreement is expected to generate approximately $2.15 million in proceeds for us, while the exercise of Tannenbaum’s warrants is expected to generate approximately $350,000 in gross proceeds for us. In the aggregate, the 2025 Warrant Inducement Agreement is expected to provide the Company with total gross proceeds of approximately $2.5 million.

Director Consulting Agreements

In January 2021, we began granting options to certain of our directors under the 2020 Share Incentive Plan. We describe these options grants in more detail under “Management — Equity Incentive Plan”.

Equity Grants

Since our inception, we have granted equity grants our employees, officers, directors, consultants and service providers and to purchase our Ordinary Shares under our 2020 Plan. For a description of the equity grants to see “Management — Equity Incentive Plan” above.

Shareholder Loans

Anglo Turbo

On April 4, 2023, we entered into a loan agreement with Anglo Turbo, in which we agreed to borrow up to NIS 1,200,000 (approximately $336,000), or the First Anglo Turbo Loan. The First Anglo Turbo Loan’s maturity was 24 months, in which the owed amount would be redeemed in a single installment on April 8, 2025. The First Anglo Turbo Loan does not bear interest and is linked to the Consumer Price Index, or CPI. The repayment of the First Anglo Turbo Loan was extended to December 31, 2025. Prior to the loan conversion described below, we had borrowed approximately NIS 500,000 ($136,00) of the original balance back to Anglo Turbo.

On September 27, 2023, the Company’s audit committee and board of directors approved the Company’s entry into a second loan agreement with Anglo Turbo, in which we agreed to borrow up to NIS 1,000,000, (approximately $260,000), or the Second Anglo Turbo Loan. The Second Anglo Turbo Loan had a maturity of six months, with the owed amount redeemed in a single installment on April 8, 2024. The loan did not bear interest and was linked to the August 2023 CPI. The repayment of the Second Anglo Turbo Loan was extended to December 31, 2025.

The First Anglo Turbo Loan and the Second Anglo Turbo Loan were non-interest-bearing, unsecured, and were not subject to any financial covenants.

On May 4, 2025, following the approval and recommendation of the audit committee, the board of directors approved the conversion of the full outstanding balance of the loans provided by Anglo Turbo (after CPI linkage totaling approximately NIS 1,570,000 ($435,000)) into 136,450 Ordinary Shares, each with a nominal value of NIS 0.01, at a conversion price of NIS 11.50 ($3.19) per share. The Company’s shareholders approved the conversion on November 26, 2025, in accordance with the terms described above.

Alex Katz

On December 1, 2022, our board of directors approved the Company’s entry into a loan agreement with Mr. Alex Katz, one of our major shareholders, or the Katz Loan Agreement, pursuant to which Mr. Katz provided the Company with a loan in the principal amount of NIS 3,500,000 (approximately $1,025,000). The Katz Loan Agreement bore a fixed annual interest rate of 10%, payable upon maturity, and was convertible into Ordinary Shares and non-tradable warrants of the Company, as determined on the conversion notice date. The loan was originally repayable in a single payment on December 1, 2024, and was subsequently extended by agreement on January 30, 2025, with no other changes to its terms.

On July 16, 2023, the board approved an additional loan agreement with Mr. Katz, or the Second Katz Loan Agreement, in the principal amount of NIS 2,000,000, (approximately $1,100,400) bearing a fixed annual interest rate of 10%, repayable on June 26, 2025. The Second Katz Loan Agreement was also convertible into Ordinary Shares and included a conversion price adjustment mechanism tied to the price per share in future capital raises

On December 25, 2024, the Company received a conversion notice from Mr. Katz for the full conversion of the outstanding balances under the Katz Loan Agreement and Second Katz Loan Agreement (including accrued interest), or the Katz Conversion Agreement. In connection with the Katz Conversion Agreement, Mr. Katz was issued an aggregate of (i) 1,114,795 Ordinary Shares and 457,143 warrants to purchase up to 457,143 Ordinary Shares at an exercise price of NIS 6.00 (approximately $1.64) per share, in consideration of the conversion of the First Loan Agreement and Second Loan Agreement (including accrued interest), and (ii) 150,000 Ordinary Shares and 260,000 warrants to purchase up to 260,000 Ordinary Shares at an exercise price at NIS 11.00 (approximately $3.03) per share, in consideration of the conversion of the outstanding balance under the services agreement in the amount of NIS 675,000 (plus VAT) (approximately $185,000).

Related Party Loans

Tannenbaum

On July 16, 2023, concurrently with the execution of the Second Katz Loan Agreement, Mr. Katz assigned one-half of his rights and obligations thereunder to the Tannenbaum Group, for an aggregate principal amount of NIS 2,000,000 (approximately $550,000). We entered into a parallel loan agreement with the Tannenbaum Group, or the Tannenbaum Loan Agreement, on identical terms and subject to the same conversion-price-adjustment mechanism as the Second Katz Loan Agreement, and issued to the Tannenbaum Group 142,857 warrants to purchase up to 142,857 Ordinary Shares at an exercise price of NIS 14.00 (approximately $3.77).

On December 25, 2024, we received a conversion notice from Tannenbaum with respect to the Tannenbaum Loan in the aggregate amount of NIS 2,420,000, (approximately $660,000) which was converted on May 12, 2025, at a conversion price of NIS 6.00 per share (after adjustment), or the Tannenbaum Conversion Agreement. In connection with such conversion, the Company issued to Tannenbaum 403,333 Ordinary Shares and 142,857 warrants to purchase up to 142,857 Ordinary Shares at an exercise price of NIS 8.00 (approximately $2.26) per share.

Zohar Rappaport and Maayan Zvi.

In February 2023, we approved a convertible loan framework with Mr. Zohar Rappaport, pursuant to which Mr. Rappaport committed to provide up to NIS 2.5 million (approximately $695,000). Under this framework, we received an initial tranche of NIS 1.0 million (approximately $273,000) in February 2023. The loan had an initial maturity date of February 26, 2025. In connection with the loan, we issued 71,429 warrants to purchase 71,429 Ordinary Shares, exercisable until February 26, 2025.

In April 2023, we entered into a separate convertible loan agreement with Ms. Maayan Zvi, under which we received gross proceeds of approximately NIS 1.0 million (approximately $273,000). This loan had an initial maturity date of October 3, 2024. In connection with this loan, we issued 71,429 warrants to purchase 71,429 Ordinary Shares, exercisable until October 3, 2024.

In February 2025, pursuant to the original loan framework agreement, Mr. Rappaport provided us with an additional loan in the amount of approximately $211,000 and assigned his right to provide a further loan of approximately $211,000 to Mr. Pinhas Hertz.

On October 22, 2025, following the approval of our Audit Committee and Board of Directors, and on November 26, 2025, following the approval of our shareholders, we entered into a settlement and conversion arrangement with certain lenders and assignees, including parties who may be considered related parties due to their business relationships with our controlling shareholders and directors, or the 2025 Settlement Agreement. We entered into this arrangement because we were unable to satisfy our obligations under previously issued convertible loan agreements after we did not receive the required approval from the TASE to list the underlying securities.

Under the Settlement Arrangement, we agreed to allocate 595,744 ordinary shares to the relevant assignees at a conversion price of NIS 6.58 (approximately $2.01). If we do not achieve the milestone relating to the receipt of Nasdaq approval and submission of the request for the effectiveness of a registration statement on Form F-1 with the SEC by June 30, 2026, the effective conversion price will be reduced to NIS 2.91 ($0.90). If we achieve the milestone, we will allocate to Mr. Ofer Eytan 1,200,000 Ordinary Shares issuable upon the exercise of warrants that will be exercisable for a period of 12 months from the date the registration statement becomes effective at an exercise price of $2.00. If we do not achieve the milestone by June 30, 2026, we will instead allocate 750,000 share rights to Mr. Eitan, each convertible into one Ordinary Share subject to TASE approval.

Several of the participants in the original loan agreements and settlement agreement, including Mr. Zohar Rappaport and Ms. Maayan Zvi, have business relationships with certain of our controlling shareholders and directors. All participating lenders and assignees irrevocably waived any claims relating to the original loan agreements. The arrangement includes customary adjustment provisions for changes to our share capital and for dividend distributions. Depending on whether we achieve the milestone and on subsequent exercises or allocations, the securities issued under the arrangement may represent approximately 5.0% to 6.7% of our fully diluted share capital as of the date of the arrangement.

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

General

The following description of our share capital, provisions of our Articles of Association as may be amended and restated from time to time, and Israeli law are summaries and do not purport to be complete, and is qualified in its entirety by reference to, the provisions of our Articles of Association as well as the Israeli law and any other documents referenced in the summary and from which the summary is derived.

As of February 6, 2026, our authorized share capital consisted of 100,000,000 Ordinary Shares, par value NIS 0.01 per share, of which 21,882,539 shares were issued and outstanding as of such date. All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and are not subject to any preemptive right.

Our registration number with the Israeli Registrar of Companies is 515086056.

Ordinary Shares

In the last three years, we have issued an aggregate of 8,214,292 Ordinary Shares in several public offerings, rights offerings and exercise of employees’ stock options.

Options

In the last three years, we have granted options to purchase an aggregate of 2,592,835 Ordinary Shares to directors, officers, employees and investors with exercise prices ranging from NIS 5.38 to NIS 10.35 (approximately $1.74 to $3.40) per share.

Restricted Share Units

In the last three years, we have granted an aggregate of 699,642 RSUs to directors, officers and employees.

Our Articles of Association

Purposes and Objects of the Company

Our purpose is set forth in Article 3 of our Articles of Association and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our Chief Executive Officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our Articles of Association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Under our Articles of Association, the board of directors is to consist of not less than three (3) and not more than eleven (11) directors.

With the exception of directors elected by our board of directors and external directors, pursuant to our Articles of Association, our directors are elected at an annual general meeting of our shareholders and serve on the board of directors for a three-year term or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. The directors are classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, and designated as Class I, Class II and Class III. The board of directors may assign members of the board of directors already in office to such classes at the time such classification becomes effective. If the number of directors is changed, any newly created directors or decrease in directors must be apportioned by the board among the classes to make them equal in number. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our Articles of Association allow our board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of directors). Such appointments shall be for the remaining term that the departing director would have served. In the case of a vacancy arising due to the number of directors being below the maximum stated in our Articles of Association, our board of directors shall determine, at the time of appointment, the class to which the additional director will be assigned. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law.

Annual and Special Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our board of directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or such number of directors equal to one quarter of the directors then at office; and/or (b) one or more shareholders holding, in the aggregate, either (i) five percent (5%) or more of our outstanding issued shares and one percent (1%) or more of our outstanding voting power or (ii) five percent (5%) or more of our outstanding voting power, or the Non Exempted Holding. However, under the Exemptions Regulations, the board of directors of an Israeli company whose shares are listed outside of Israel, shall convene a special meeting at the request of (i) one or more shareholders holding at least ten percent (10%) of the issued and outstanding share capital instead of five percent (5%) in the past, and at least one percent (1%) of the voting rights in the company, or (ii) one or more shareholders holding at least ten percent (10%) of the voting rights in the company, provided that if the applicable law as applicable to companies incorporated in the country which the Company is listed for trade, establishes a right to demand convening of such a meeting for those holding a percentage of holdings lower than ten percent (10%), then the Non Exempted Holding shall apply.

In addition, one or more shareholders that hold at least one percent (1%) of the voting rights of a company may request its board of directors to include an item on the agenda of a future general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting (and in case of a proposed additional agenda item for nominating or removing a director, at least five percent (5%) of the outstanding voting rights of the Company). Under the Exemptions Regulations, one or more shareholders of an Israeli company whose shares are listed outside of Israel, may request a company’s board of directors to include an appointment of a candidate for a position on the board of directors or the dismissal of a board member from office, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder holds at least five percent (5%) of the voting rights of the company, instead of one percent (1%) as required previously.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four (4) and sixty (60) days prior to the date of the meeting, as the case may be. Resolutions regarding the following matters must be approved at a general meeting of our shareholders:

●	amendments to our Articles of Association;

●	the exercise of our board of directors’ powers by a general meeting if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law (mainly certain related party transactions) and any other applicable law;

●	increases or reductions of our authorized share capital;

●	a merger (as such term is defined in the Companies Law); and

●	a dissolution of the Company by the court or by its shareholders (as such term is defined in the Companies Law).

Notices

The Companies Law and our Articles of Association require that a notice of any annual or special shareholders meeting be provided at least 14 or 21 days prior to the meeting, as the case may be, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the company’s general manager to serve as the chairman of the board of directors or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy, written ballot or voting by means of electronic voting system, who hold or represent between them at least 25% of the total outstanding voting rights. If half an hour has elapsed from the date set for the meeting and the quorum has not been found valid, the meeting will be postponed (i) to the week after, at the same day, the same time and the same place of the meeting, (ii) to such day and such time and place as indicated in the notice to such meeting, or (iii) to such day and at such time and place as the Chairman of the General Meeting shall determine.. The company will announce through the immediate report of the postponement of the meeting and the date of the postponed meeting. If no lawful quorum is present at the adjourned meeting as aforesaid, at least one shareholder shall be present in person or by proxy, a lawful quorum, unless the meeting was convened at the request of shareholders. If a special general meeting was summoned following the request of a shareholder, and within half an hour a legal quorum shall not have been formed, the meeting shall be canceled.

Adoption of Resolutions

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our Articles of Association. A shareholder may vote in a general meeting in person, by proxy, by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, any modification of rights attached to any class of shares must be adopted by the holders of a majority of the shares of that class present a general meeting of the affected class or by written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our Articles of Association that would have an effect of delaying, deferring or preventing a change in control of our Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us or our subsidiaries. However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger will be subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders instead. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but did not receive the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli company’s outstanding shares or of certain class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or for all of the outstanding shares of such class, as applicable. In general, if less than 5% of the outstanding shares, or of applicable class, are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Any shareholders that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may request, by petition to an Israeli court, (i) appraisal rights in connection with a full tender offer, and (ii) that the fair value should be paid as determined by the court, for a period of six months following the acceptance thereof. However, the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

However, under the Exemptions Regulations, such limitations regarding a tender offer do not apply to an Israeli company whose shares are listed outside of Israel, provided that the applicable law to companies incorporated in the country in which the company is listed for trade provides restrictions on the acquisition of control of any percentage of a company or that the acquisition of control of any percentage of the company requires the purchaser to also offer its securities (by way of tender offer) to shareholders from among the public.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Exclusive Forum

Our Articles of Association provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions, and accordingly, both state and federal courts have jurisdiction to entertain such claims. While the federal forum provision in our Articles of Association does not restrict the ability of our shareholders to bring claims under the Securities Act, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs, which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our Articles of Association. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provision of our Articles of Association described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which have not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed; and

Borrowing Powers

Pursuant to the Companies Law and our Articles of Association, our board of directors may exercise all powers and take all actions that are not required under law or under our Articles of Association to be exercised or taken by the Company’s shareholders.

SELLING SHAREHOLDERS

The 3,056,248 Ordinary Shares being offered by the Selling Shareholders are those that will be issued to the selling shareholders in connection with the 2025 Private Placement, the 2025 Warrant Inducement Agreement and the 2025 Settlement Agreement. For additional information regarding the aforementioned transactions, see “Prospectus Summary — Recent Developments.” We are registering the Ordinary Shares in order to permit the Selling Shareholders to offer the Ordinary Shares for resale from time to time.

Other than the relationships described herein, to our knowledge, the selling shareholders have not had any material relationship with us within the past three years.

Any selling shareholders that are affiliates of broker-dealers and any participating broker-dealers would be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions or discounts given to any such selling shareholders or broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. To our knowledge, none of the selling shareholders listed below are broker-dealers or affiliates of broker-dealers.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the Ordinary Shares by each of the selling shareholders. The second column lists the number of Ordinary Shares beneficially owned by each selling shareholder, based on its ownership of the Ordinary Shares, as of February 6, 2026.

The third column lists the Ordinary Shares being offered by this prospectus by the selling shareholders.

This prospectus generally covers the resale of at least a number of Ordinary Shares to be issued in the 2025 Private Placement and in connection with the 2025 Warrant Inducement Agreement and 2025 Settlement Agreement. Because the number of Ordinary Shares may be adjusted for reverse and forward share splits, share dividends, share combinations and other similar transactions, the number of Ordinary Shares that will actually be issued may be more or less than the number of Ordinary Shares being offered by this prospectus. The fourth column assumes the sale of all of the Ordinary Shares offered by the selling shareholders pursuant to this prospectus. Unless otherwise noted below, each beneficial owner’s address is: c/o TurboGen Ltd., 22 Efal Street, Kiryat Aryeh, Petah Tikva 4951122 Israel.

Name of Selling Shareholders	Ordinary Shares Beneficially Owned Prior to Offering(1)	Percentage of Existing Ordinary Shares Prior to Offering	Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus	Ordinary Shares Owned Immediately After Sale of Maximum Number of Shares in this Offering	Percentage of Ordinary Shares Immediately After Sale of Maximum Number of Shares in this Offering(2)
Alex Katz(3)	2,947,463	11.8%	1,713,391	1,234,072	4.9%
David Binyamin Greenberg(4)	27,309	* %	7,143	20,166	* %
Dov Tannenbaum(5)	246,053	* %	14,286	231,767	* %
Elliot Tannenbaum(6)	464,261	1.9%	121,428	342,833	1.4%
Ofer Eytan(7)	2,061,480	8.3%	1,200,000	861,480	3.4%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Ordinary shares subject to options or warrants currently exercisable, or exercisable within 60 days of February 6, 2026, are counted as outstanding for computing the percentage of the selling shareholder holding such options or warrants but are not counted as outstanding for computing the percentage of any other selling shareholder.

(2)	The applicable percentage of beneficial ownership is based on 24,938,787 Ordinary Shares that will be issued and outstanding immediately after this offering.

(3)	Includes (i) 1,234,072 Ordinary Shares currently issued and outstanding, (ii) 921,621 Ordinary Shares in connection with the 2025 Private Placement, and (iii) 791,770 Ordinary Shares issued in connection with the 2025 Warrant Inducement Agreement.

(4)	Includes (i) 20,166 Ordinary Shares currently issued and outstanding and (ii) 7,143 Ordinary Shares issued in connection with the 2025 Warrant Inducement Agreement. Mr. David Binyamin Greenberg has the voting and dispositive power over the shares.

(5)	Includes (i) 40,367 Ordinary Shares currently issued and outstanding, (ii) 191,400 shares held by S.N.W. Ltd., or S.N.W, of which Mr. Tannenbaum is a beneficial owner of, and (iii) 14,268 Ordinary Shares issued in connection with the 2025 Warrant Inducement Agreement. Mr. Dov Tannenbaum has sole voting and dispositive power over the shares individually, and shared voting and dispositive voting power over the shares held by S.N.W.

(6)	Includes (i) 342,833 Ordinary Shares currently issued and outstanding and (ii) 121,428 Ordinary Shares issued in connection with the 2025 Warrant Inducement Agreement. Mr. Elliot Tannenbaum has the voting and dispositive power over the shares.

(7)	Includes (i) 531,980 Ordinary Shares currently issued and outstanding, (ii) 1,200,000 Ordinary Shares underlying the Warrants, (iii) 200,000 Ordinary Shares issuable upon the exercise of options at an exercise price of NIS 14.00 that are held by Flash Projects K.E. Ltd., or Flash, of which Mr. Eytan is a beneficial owner, and (iv) 129,500 Ordinary Shares issuable upon the exercise of options at an exercise price of NIS 10.50 that are held by Flash. Mr. Ofer Eytan has the voting and dispositive power over the shares, including those held by Flash.

PLAN OF DISTRIBUTION

We are registering the Ordinary Shares to be issued, to permit the resale of these Ordinary Shares by the holders of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the Ordinary Shares. Unlike an initial public offering, any resale by the selling shareholders of the Ordinary Shares is not being underwritten by any investment bank. We will bear all fees and expenses incident to our obligation to register the Ordinary Shares.

The selling shareholders may sell all or a portion of the Ordinary Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Ordinary Shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Ordinary Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions other than on these exchanges or systems or the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	sales pursuant to Rule 144 under the Securities Act;

●	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

If the selling shareholders affect such transactions by selling Ordinary Shares to or through underwriters, broker-dealers, or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Ordinary Shares for whom they may act as an agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

The selling shareholders may pledge or grant a security interest in some or all of the Ordinary Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Ordinary Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the Ordinary Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The selling shareholders and any broker-dealer participating in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Ordinary Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Ordinary Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states, the Ordinary Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the Ordinary Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Ordinary Shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the Ordinary Shares and the ability of any person or entity to engage in market-making activities with respect to the Ordinary Shares.

We will pay all expenses of the registration of the Ordinary Shares pursuant to the registration statement on Form F-1, of which this prospectus forms a part, estimated to be $      in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the 2025 Private Placement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the 2025 Private Placement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the Ordinary Shares will be freely tradable in the hands of persons other than our affiliates.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of December 2024, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a “Preferred Enterprise” (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Encouragement of Industry (Taxes) Law, 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in a given tax year, other than income from defense loans, is derived from an “Industrial Enterprise” located in Israel owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax Benefits and Grants for Research and Development

General. The IIA, an independent publicly funded agency, was created to provide a variety of practical tools and funding platforms aimed at effectively addressing the dynamic and changing needs of the local and international innovation ecosystem. The IIA acts under the Law for the Encouragement of Research, Development and Technological Innovation in the Industry 1984, or the Innovation Law, and the related IIA rules and regulations. Companies that receive funding from the IIA are subject to certain liabilities of the Innovation Law, mainly pertaining to the know-how that was developed with the support of the IIA within the framework of a research and development, or the R&D, funding program, and/or its derivatives (herein: “IIA-supported know-how”), and/or to the products derived from the technology that was developed with the support of the IIA within the framework of an R&D funding program, and/or its derivatives, or IIA-supported products.

Ownership Structure. Any change of ownership of an IIA-supported company must be reported to the IIA prior to the execution of change of ownership. A change in the company’s ownership, in which a foreign entity becomes a stakeholder in the company, requires the IIA approval and the new shareholder’s signature on an undertaking letter acknowledging the company’s liabilities to the Innovation Law.

Royalty payment. Companies supported by the IIA are required to pay royalties on income generated from IIA-supported products, until the full refund of the grant. For companies whose grants were approved by the IIA prior to July 2017, the grant was previously linked to the US dollar and bored a fixed LIBOR rate as published on the first day each year until December 31, 2023. From January 1, 2024, these same IIA grants have been linked to SOFR or an alternative rate published by the Bank of Israel, plus 0.71513%.

Until July 2017, the rate of the royalties’ repayment was 3% of related income in the first three years, and 3.5% from the 4th year, onward. As of July 2017, the rate of the royalties’ refund for companies with total revenues of under $70M at the year preceding the application date, has changed to 3%.

On January 1, 2025, Amendment No. 9 to the Interest and Linkage Law was instated, in which the term “Linkage differences and interest” no longer exists. Therefore, the new default for an addition to a sum of money is Shekel interest, which relates to both maintaining the value of the money and compensating the creditor (the Shekel interest rate includes the linkage component). According to the Interest and Linkage Law, charges incurred up to December 31, 2024, will accrue interest and linkage differences, as defined prior to the law’s amendment, until December 31, 2024. Charges incurred on this date and afterwards, will accrue Shekel interest until they are fully repaid.

Manufacturing location. The manufacturing location (including assembly) is determined based on the manufacturing declaration located in the grant application submitted for supporting R&D, or the Manufacturing Declaration. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA and may result in an increased royalty payment’s rate and an increased total royalty payment, which will be calculated based on the deviation from the company’s Manufacturing Declaration. Cumulative deviation of under 10% requires notification of the IIA, while 10% or more requires pre-approval.

The rate of royalty payment due to overseas manufacturing is increased as follows: If the foreign company will be given the rights to only manufacture the IIA-supported products, an additional 1% will be incurred (e.g., instead of paying 3%, the company will pay 4%). However, if the foreign company will be given the rights to both manufacture and distribute the IIA-supported products, the royalties rate may be higher. The increased royalty rate will apply for revenues associated with manufacturing outside of Israel only. In general, royalties will be paid from the final sale price to the client and not from the inter-company transfer price. The company will have to keep paying royalties until it reaches the new royalty liability ceiling.

The increased repayment is calculated according to the percentage of the manufacturing activities that are carried out outside of Israel out of the total cumulative manufacturing activities both in Israel and abroad, as described in the following table:

Percentage of manufacturing activities performed outside of Israel, cumulatively	The increased payment to the Israel Innovation Authority
Up to 50%	120% of the received grants + interest
50% – 90%	150% of the received grants + interest
90% or more	300% of the received grants + interest

If the manufacturing is performed outside of Israel by us, the rate of royalties payable on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application. For applications to manufacture abroad, submitted to the IIA after October 25, 2023, the maximum increased liability is up to 150% of the IIA grants, plus interest accrued thereon, instead of 300%.

Know-how location.

To the extent a company wishes to transfer its IIA-supported know-how outside of Israel, it must be preapproved by the IIA and the company may be required to pay an additional payment to the IIA, or the Fee, as described below. This Fee (which also relates to programs that are absolved of royalty payment) is calculated according to the ratio between the total grants received from the IIA and the total financial R&D expenses invested in the related know-how (including the received grants), multiplied by the transaction price of the IIA-supported know-how, or the Basic Amount.

The Basic Amount minus the received grants is depreciated at a rate of 1/7 per annum, as of the fourth year from the end of the last supported file in each program. As a result, when transferring IIA-supported know-how after 10 years or more, the maximum payment to the IIA will be only the total sum of the received grants plus interest, minus paid royalties.

However, the aforementioned formula has minimum and maximum limits. The minimum amount of the payment is the total sum of grants received plus interest. The maximum amount shall be no higher than six times the total sum of grants received plus interest. In the case that the IIA-supported company retains its R&D center in Israel for at least 3 consecutive years, following the year of transferring the IIA-supported know-how outside of Israel, while maintaining at least 75% of its R&D employment in Israel ((in relation to the R&D the Company had for the six (6) months before the know-how was transferred) – the payment will be limited to three times the total sum of grants received plus interest.

Transferring IIA-supported know-how outside of Israel according to the Innovation Law (including paying the Fee where necessary) releases the IIA-supported company from all liabilities to the IIA.

Transfer of know-how to another Israeli entity is subject to signature of the recipient Israeli entity on a formal IIA issued undertaking document, to comply with the provisions of the Innovation Law, including the restrictions on the transfer of know-how and the obligation to pay royalties.

According to the above, these liabilities should be taken into account when we consider whether to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel, and may require us to obtain the pre-approval of the IIA for certain actions and transactions and pay additional payments to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Innovation Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside of Israel. If we fail to comply with the Innovation Law, we may be subject to criminal charges or to mandatory repayment of grants received by us (together with interest and penalties).

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time, we may apply the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company might be exempt from Israeli tax upon meeting the following terms: (1) the shares sold were purchased after January 1, 2009; (2) the capital gain is not derived from the permanent establishment of the foreign resident in Israel; (3) the purchase of shares was not from a relative; (4) and the shares are not traded on the stock exchange in Israel. In addition, a foreign resident might be exempt from capital gains tax in Israel from a sale of securities traded on the stock exchange In Israel if the capital gain is not derived from a permanent establishment of the foreign resident in Israel and the shares were purchased by the foreign resident before the listing day on the stock exchange.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a “Preferred Enterprise” are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the securities. For this purpose, a “U.S. Holder” is a holder of securities that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our securities. This summary generally considers only U.S. Holders that will own our securities as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act of 2017), and the U.S.-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our securities by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our securities in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our securities as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, securities representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold securities through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our securities, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on securities

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on securities (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the securities to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the U.S.- Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our securities are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our securities for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our securities are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our securities will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Taxation of the Disposition of Securities

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our securities, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the securities in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of securities will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

Based on the composition of our income and valuation of our assets, we were not a PFIC for 2025 and we do not expect to become a PFIC in the future. The tests for determining PFIC status are applied annually, however, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our securities. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2023, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our securities at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the securities, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the securities while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our securities.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our securities which are regularly traded on a qualifying exchange, including Nasdaq, can elect to mark the securities to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the securities and the U.S. Holder’s adjusted tax basis in the securities. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our securities during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our securities), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Securities

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our securities.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our securities or gain from the disposition of our securities if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our securities, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our securities if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of securities. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our securities, unless such securities are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50 thousand on the last day of the taxable year or $75 thousand at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10 thousand at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the legality of the issuance of the securities offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Sullivan & Worcester Tel Aviv (Har-Even & Co.), Tel Aviv, Israel.

EXPERTS

The financial statements as of December 31, 2024 and 2023 and for the years then ended included in this prospectus have been so included in reliance on the report of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us. With the exception of the SEC registration fee, all amounts are estimates and may change:

SEC registration fee	$	*
Printer fees and expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*	To be filed by amendment.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Sullivan & Worcester Tel Aviv (Har-Even & Co.), that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, if U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the judgment is final and is not subject to any right of appeal;

●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts; however, the court may enforce a foreign judgment, even without reciprocity, based on the request of the Attorney General, under certain circumstances;

●	adequate service of process has been effected and the defendant has had reasonable opportunity to be heard and to present his or her evidence;

●	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

●	the judgment was not obtained by fraud, there was reasonable opportunity for the defendant to present its case, the judgment was given by an authorized court to issue it under the applicable international private law rules in Israel, and the judgment does not conflict with any other valid judgments in the same matter between the same parties; an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court;

●	the judgment is enforceable according to the laws of the foreign state in which it was granted; and

●	enforcement may be denied if it could harm the sovereignty or security of the State of Israel.

If a foreign judgment is declared enforceable by an Israeli court, it generally will be payable in Israeli currency. The conversion to Israeli currency will be based on the latest official exchange rate published by the Bank of Israel before the payment date. However, the obligated party will fulfill its duty for the judgment even if it chooses to make the payment in the same foreign currency, subject to the laws governing the foreign currency applicable at that time. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our securities. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Further, our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our principal shareholders, and, until March 18, 2026, our officers and directors are exempt from the reporting provisions thereunder. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and intend to submit to the SEC, on Form 6-K, unaudited interim financial information.

We maintain a corporate website at https://turbogenchp.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

TurboGen Ltd.

Financial Statements

For the Year Ended December 31, 2024

Interim Condensed Financial Statements (Unaudited)
As of and for the six months ended June 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Turbogen Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Turbogen Ltd. (the “Company”) as of December 31, 2024 and 2023 and the related statements of comprehensive loss, shareholders’ deficiency and cash flows for each of the two years in the period ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company’s lack of revenues and accumulated operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

December 12, 2025

We have served as the Company’s auditor since 2019.

TURBOGEN LTD.

BALANCE SHEETS

(U.S dollar in thousands, except share and per share data)

	December 31
	2024	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$336	$456
Restricted cash	17	8
Other current assets	66	159
Total current assets	419	623

LONG-TERM ASSETS:
Operating lease right-of-use assets, net	356	59
Property, plant and equipment, net	91	142
Other assets	95	2
Total long-term assets	542	203

Total assets	$961	$826

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Loans payable to related parties – current portion	$405	$265
Operating lease liabilities – current portion	151	53
Trade payables	105	345
Other payables	1,382	434
Convertible loans	3,050	3,766
Warrants liability	693	182
Total current liabilities	5,786	5,045

LONG-TERM LIABILITIES
Operating lease liabilities – net of current portion	209	-
Loans payable to related parties – net of current portion	205	281
Total long-term liabilities	414	281

COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS’ DEFICIENCY

Ordinary shares of 0.01 NIS par value – December 31, 2024: Authorized: 100,000,000 shares; issued and outstanding: 14,720,692 shares. December 31, 2023: Authorized: 100,000,000 shares; issued and outstanding: 13,792,765 shares	42	39
Additional paid-in capital	18,075	16,460
Proceeds on account of shares	641	-
Accumulated deficit	(23,997)	(20,999)
Total shareholders’ deficiency	(5,239)	(4,500)

Total liabilities and shareholders’ deficiency	$961	$826

The accompanying notes are an integral part of the financial statements.

TURBOGEN LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(U.S dollar in thousands, except share and per share data)

	Year ended December 31,
	2024	2023
Operating expenses:
Research and development expenses, net	$1,192	$1,758
Sales and marketing expenses	273	609
General and administrative expenses	1,366	2,157
Loss from operations	2,831	4,524
Financial expenses, net	167	835

Net loss and comprehensive loss	2,998	5,359

Basic loss per share of ordinary shares	(0.21)	(0.39)
Diluted loss per share of ordinary shares	(0.21)	(0.39)
Weighted average number of shares used in computing basic loss per share of ordinary shares	14,251,689	13,851,161
Weighted average number of shares used in computing diluted loss per share of ordinary shares	14,458,415	13,863,966

The accompanying notes are an integral part of the financial statements.

TURBOGEN LTD.

STATEMENTS OF SHAREHOLDERS’ DEFICIENCY

(U.S dollar in thousands, except share and per share data)

	Ordinary shares			Additional paid in	Proceeds on account of	Accumulated
	Number	Amount		capital	shares	deficit	Total

Balance as of January 1, 2023	13,668,247	$39		$15,115		$(15,640)	$(486)

Exercise of investor warrants	83,822	(*	)	129			129
Stock-based compensation				1,153			1,153
Capital contribution from controlling shareholder (benefit on shareholder loan)				63			63
Vesting of RSUs	40,696
Net loss						(5,359)	(5,359)
Balance as of December 31, 2023	13,792,765	$39		$16,460	-	$(20,999)	$(4,500)
Issuance of ordinary shares through rights offering	262,064	1		446			447
Issuance of ordinary shares	167,173	1		141			142
Issuance of ordinary shares upon conversion of convertible loans	367,738	1		648			649
Stock-based compensation				340			340
Capital contribution from controlling shareholder (benefit on shareholder loan)				40			40
Vesting of RSUs	130,952						-
Proceeds received in advance of share issuance (conversion of loans)					484		484
Proceeds received in advance of share issuance (share issuance)					157		157
Net loss						(2,998)	(2,998)
Balance as of December 31, 2024	14,720,692	42		$18,075	$641	$(23,997)	$(5,239)

(*)	Represents an amount less than $1.

The accompanying notes are an integral part of the financial statement.

TURBOGEN LTD.

STATEMENTS OF CASH FLOWS

(U.S dollar in thousands, except share and per share data)

	Year ended December 31,
	2024	2023

Cash flows from operating activities
Net loss	(2,998)	((5,359
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	53	104
Net finance expenses	189	692
Stock-based compensation expense	340	1,153
Changes in operating assets and liabilities:
Decrease (increase) in other assets	(1)	54
Decrease in trade payables	(237)	(95)
Increase (decrease) in other payables	937	(283)
Change in operating lease right-of-use assets	162	227
Change in operating lease liabilities	(163)	(227)
Net cash used in operating activities	(1,718)	(3,734)

Cash flows from investing activities:
Purchase of property, plant and equipment	(2)	(9)
Net cash used in investing activities	(2)	(9)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	1,100	-
Proceeds from loans payable to related parties	-	287
Proceeds from issuance of convertible loans and warrants	535	1,902
Proceeds from exercise of warrants	-	99
Net cash provided by financing activity	1,635	2,288

Effects on cash and cash equivalents from changes in foreign currency rates	(26)	(22)
Net decrease in cash, cash equivalents and restricted cash	(111)	(1,477)
Cash, cash equivalents and restricted cash-beginning of period	464	1,941
Cash, cash equivalents and restricted cash-end of period	353	464

	Year ended December 31,
	2024	2023
Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets recognized with corresponding lease liability	459	-
Conversion of convertible loans	1,134	-
Exercise of warrants	-	30
Decrease in other payable against additional paid in capital		32
Increase in loans payable to related party against decrease in other payable		108

The accompanying notes are an integral part of the financial statement.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share data)

Note 1 – General Information, Liquidity and Going Concern

a.	General Information

Turbogen Ltd. (“Turbogen” or the “Company”) is a corporation organized under the laws of the State of Israel, incorporated on May 27, 2014.

Turbogen is a development-stage clean-energy technology company focused on the design and commercialization of multi-fuel micro-turbine systems for on-site generation of electricity and heat in buildings. As of the date that these financial statements are issued, the Company has not generated revenues from its operations and continues to invest in research and development activities.

On November 22, 2021, the Company completed its initial public offering in Israel, and its ordinary shares began trading on the Tel Aviv Stock Exchange on November 24, 2021.

The Company’s registered office is located in Israel, and its principal place of business is at 22 Efal Street, Petah Tikva 4951122, Israel.

b.	Liquidity and Going Concern

In November 2021, the Company completed an initial public offering of shares on the Tel Aviv Stock Exchange, raising gross proceeds of approximately $5,788. The net proceeds were approximately $4,920. Since that offering, and as of the date of this report, the Company has raised approximately $8,025 from subsequent share issuances and approximately $4,122 from convertible loans and loans from controlling shareholders. The Company has also been awarded six grants totaling approximately $3,970 from the Israel Innovation Authority (the “IIA”) and $665 from the Bird Foundation (“BIRD” or “BIRD Energy”). As of the date these financial statements are issued, the Company has received approximately $2,972 and $665, respectively, from these grants. As of the date these financial statements are issued, the Company’s cash balance amounted to $4,800.

As of December 31, 2024, the Company has a single area of activity — the development of a multi-fuel micro-turbine for localized generation of electricity and heat in buildings. As of the date that these financial statements are issued, the Company has not yet generated revenues from its operations. The Company anticipates that this activity will continue to produce negative cash flows from operating activities in the near term. As of December 31, 2024, the Company recorded a working capital deficit of $5,367, and total shareholders’ deficiency of $5,239, and, for the year ended December 31, 2024, the Company has negative cash flows from operating activities totaling $1,718. In addition, the Company is dependent on various fundraising sources to continue its research and development activities, which are not within the Company’s control.

Management, with the oversight of the Board of Directors, has concluded that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments to the carrying amounts or classifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

Management’s plan to continue as a going concern includes raising funds from existing shareholders and/or new investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share data)

c.	Impact of Geopolitical Events on Operations and Liquidity

Iron Swords War Impact

On October 7, 2023, a surprise attack was launched by the terrorist organization Hamas against the State of Israel, leading to the outbreak of the “Iron Swords” war, which is still ongoing as of the date of these financial statements. At the same time, security tensions escalated along Israel’s northern border with the terrorist organization Hezbollah.

The impact of the war on the Israeli economy and on the capital markets has been significant, and is reflected, among other things, in temporary closures and/or shortened operating hours of many businesses, restrictions on gatherings in workplaces and events, disruptions to the education system, and other measures. These steps, together with the extensive mobilization of reserve forces, have led to a reduction in economic activity, declines in financial markets, depreciation of the New Israeli Shekel against foreign currencies, and an increase in yields on corporate bonds as a result of higher risk levels and uncertainty.

Upon the outbreak of the war, several of the Company’s employees in the technology field, including one senior officer, were called up for reserve duty, which materially affected the Company’s development activities in the period immediately following the outbreak. The aforementioned senior officer subsequently resigned from the Company. As of the date of these financial statements, the number of the Company’s employees currently in reserve service is not material to the Company.

In addition, since the outbreak of the war, the Company’s ability to raise the funding urgently required for its ongoing operations has been significantly reduced, particularly with respect to raising funds from foreign financing sources. As of the date of these financial statements, the Company is unable to assess the full impact of the war on its operations, business, and results (both in the medium and long term), if any such impact occurs. However, the continuation of a prolonged military campaign, and certainly if it expands to additional fronts, is expected to have a materially adverse effect on the Company’s ability to raise financing, retain existing personnel, and recruit additional personnel.

d.	Company’s Restructuring Plan

On October 11, 2023, the Board of Directors approved a comprehensive efficiency plan (“Efficiency Plan”) designed to adjust its cost structure and resources in light of prevailing economic. The main elements of the Efficiency Plan are as follows:

1.	Reduction in workforce: A decrease of approximately 50% in its workforce, through unpaid leave of up to three months or terminations. Following this downsizing, the Company’s workforce during the relevant period was reduced to approximately 15 employees.

2.	Executive compensation reductions: The Company’s Chief Executive Officer, Mr. Yaron Gilboa informed the Company that, as part of the Efficiency Plan, he would defer approximately 50% of his monthly compensation under his service agreement, without reducing his working hours. In addition, members of the Board of Directors entitled to remuneration informed the Company that they would irreversibly reduce their annual and attendance fees from the maximum allowed under the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), to the minimum allowed under such regulations, effective October 1, 2023. As of January 11, 2024, the deferral of the CEO’s compensation was discontinued and reverted to the original compensation.

3.	Continued operations in a reduced scale: In parallel with implementing the Efficiency Plan, the Company has continued to operate on a reduced scale, focusing all available resources on raising additional funding for its ongoing operations.

4.	Ongoing oversight: The Board of Directors will convene from time to time to review the implementation of the Efficiency Plan, assess the Company’s financial position, consider alternative courses of action, and make further decisions as needed.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

Note 2 – Summary of Significant Accounting Policies

The financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”)

a.	Basis of Presentation

These financial statements are those of Turbogen Ltd., a single legal entity. The Company has no subsidiaries, and, therefore, no consolidated financial statements are presented.

b.	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates

c.	Financial statement in U.S dollars

The Company’s functional currency is the U.S. dollar (“USD”). Management has determined the functional currency based on its assessment of the primary economic environment in which the Company expects to generate and expend cash.

While the Company has not yet commenced revenue-generating operations, its principal market is expected to be the United States, and the majority of its planned future sales prices, supplier contracts, and financing activities are expected to be denominated in USD, including through the planned fundraising upon listing.

The presentation currency of these financial statements is the USD, and all amounts are rounded to the nearest thousand USD, unless otherwise indicated.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are translated into U.S. dollars in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of income (loss) as financial income or expenses, as appropriate.

d.	Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less at the date acquired.

e.	Restricted cash

Restricted cash consist of amounts whose use is limited under contractual arrangements. These balances primarily represent security deposits in connection with the Company’s credit card.

f.	Government grants and grants from national funds

The Company receives financial support from government agencies and national funds for certain research and development (“R&D”) projects. Grant funding is recognized as a reduction of R&D expenses in the statements of comprehensive loss on a systematic basis over the periods in which the related costs are incurred, when there is reasonable assurance that the Company will comply with the conditions of the grant and that the funds will be received.

Under the terms of certain programs from the IIA and the BIRD Foundation, the Company is required to pay royalties, capped at the amount of the grant received plus interest rate, or limited to a certain percentage defined in the grant agreement, based on revenues from products developed with program funding. The Company’s royalty obligations will become payable upon the generation of sales from products developed under the relevant grant programs. A liability will be recognized when the related revenues are recorded.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

g.	Leases

The Company accounts for its leases in accordance with ASC 842, “Leases” and determines if an arrangement is or contains a lease at inception. Contracts containing a lease are further evaluated for classification as an operating or finance lease. In determining the leases classification, the Company assesses among other criteria: (i) The lease term is for a major part of the remaining economic life of the underlying asset (ii) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

The Company has elected not to recognize short-term leases on the balance sheet, nor separate lease and non-lease components and currently does not have any finance leases.

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Company’s balance sheets. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

For leases with terms greater than 12 months, the Company records the ROU asset and liability at commencement date based on the present value of lease payments according to their term. All lease agreements include lease payments that are adjusted periodically for the consumer price index (“CPI”). The ROU asset and lease liability were calculated using the CPI as of the adoption date and will not be subsequently adjusted, unless the liability is reassessed for other reasons.

The Company uses incremental borrowing rates (IBRs) based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The ROU asset also includes any lease payments made in advance and net of lease incentives, when applicable. Lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option, or options to terminate the lease when it is reasonably certain that the Company will not exercise that option. Lease expenses are recognized on a straight-line basis over the lease term or the useful life of the leased asset.

In addition, the carrying amount of the ROU asset and lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

h.	Property, plant and equipment

Property, plant, and equipment are stated at cost, net of accumulated depreciation and related impairments. Depreciation is calculated by the straight-line method over the estimated useful life of the assets, at the following rates:

Depreciation rate
%

Computers and peripheral equipment	33.3
Furniture and equipment	7-15
Machinery	15
Leasehold improvements	Over the shorter of the lease term or estimated useful life

i.	Impairment of long-lived assets

The Company’s long-lived assets to be held and used, including property, plants and equipment and ROU assets, are reviewed for impairment in accordance with ASC 360 “Property, Plants and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable.

Recoverability of assets (or assets group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset (or assets group). If such evaluation indicates that the carrying amount of the asset (or asset group) is not recoverable, the assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value.

For the years ended December 31, 2024 and 2023, no impairments were recognized.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

j.	Severance pay

The employees of the Company are included under Section 14 of the Severance Pay Law, 1963, in Israel, under which these employees are entitled only to monthly deposits contributed on their behalf in accounts held with insurance companies, at a rate of 8.33% of their monthly salary. Upon making such deposits, the Company is relieved of any future obligation under the Israeli Severance Pay Law to pay severance benefits with respect to those employees.

For the years ended December 31, 2024 and 2023, the Company recorded $66 and $107 in severance expenses related to such employees, respectively.

k.	Concentration of credit risk

The Company’s financial instruments that potentially subject it to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted deposits and other current assets. Cash and cash equivalents, restricted cash and restricted deposits are maintained with high-quality financial institutions in Israel. Management monitors the creditworthiness of these institutions and believes that the Company is not exposed to significant credit risk in respect of these balances.

Government grant receivables, when applicable, are due from Israeli governmental agencies or national funds, and management believes the credit risk associated with these counterparties is minimal.

l.	Fair value of financial instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments: The carrying value of cash and cash equivalents, restricted cash, other current assets, restricted deposits, trade payables and other payables approximate their fair values due to the short-term maturities of such instruments.

The Company applies ASC 820 “Fair Value Measurements and Disclosures”, with respect to fair value measurements of all financial assets and liabilities. Fair value is an exit price, representing the amount that would be received for the sale of an asset or paid to transfer liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023 are comprised of warranty liability and embedded derivative related to the Company’s convertible loans (See note 9).

A three-tiered fair value hierarchy is established as a basis for considering such assumptions and for inputs used in in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share data)

m.	Warrant liability

The Company determines the classification of warrants as liability-classified instruments or equity-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”.

The Company classifies warrants to purchase its ordinary shares as liabilities on its balance sheets when such warrants may result in delivery of a settlement amount that is not solely indexed to the Company’s own stock. Warrants are initially recorded at fair value on the issuance date and are subsequently remeasured to fair value at the end of each reporting period with changes presented within finance (income) expense, net in the statements of (income) loss in the period of change.

The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. See note 9.

n.	Convertible loans and detachable warrants

From time to time, the Company enters into financing arrangements that include convertible loans together with detachable warrants to purchase ordinary shares. Such arrangements are considered the issuance of a package of financial instruments and are accounted for in accordance with ASC 470-20, Debt—Debt with Conversion and Other Options. Under this guidance, the proceeds are allocated between the debt host and any derivative liabilities at the time of issuance in accordance with ASC 815, “Derivatives and Hedging”.

The debt host is recorded at amortized cost using the effective interest method, while derivative liabilities are initially measured at fair value and remeasured at each reporting date, with changes in fair value recognized in financial (income) or expense in the statements of comprehensive loss.

The detachable warrant is accounted as described in note 2(m) above.

o.	Contingencies

The Company accounts for its contingent liabilities in accordance with ASC 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, when applicable, the Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. The Company recognizes gain contingencies when they are realized or when all related contingencies have been resolved.

As of December 31, 2024 and 2023, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

p.	Stock-based compensation

Stock-based compensation expense related to stock-based payment awards is recognized based on the fair value of the awards granted and recognized as an expense over the requisite service period for share options and restricted stock units. The Company has elected to recognize compensation expenses for all stock-based payment awards subject to graded vesting using the accelerated (graded vesting attribution) method. Forfeitures are accounted for as they occur.

The fair value of each share option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares the expected volatility of the price of the Company’s ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The fair value of each restricted stock unit award equals the fair value of the underlying ordinary shares on the grant date.

Share-based awards to non-employees, including consultants and other non-employee service providers, are measured at the fair value of the equity instruments granted on the grant date.

The Company determines the fair value of share-based awards using appropriate valuation techniques. Compensation cost for non-employee awards is recognized in expense as the related services are rendered, typically over the vesting period of the awards. The measurement date for non-employee awards aligns with the grant date when all necessary terms and service conditions are established. Awards that vest based on service, performance, or market conditions are expensed over the requisite service period. If awards are subject to performance or market conditions, expense recognition reflects the Company’s best estimate of the likelihood of vesting.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

q.	Loss per share

Basic loss per share is computed by dividing net loss attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. In computing diluted loss per share, the weighted average number of ordinary shares outstanding is adjusted to include the effect of dilutive potential ordinary shares, such as share options, restricted share units, and warrants, using the treasury stock method, and convertible loans using the if-converted method. Potential ordinary shares are excluded from the computation of diluted loss per share if their effect is anti-dilutive.

For diluted loss per share, the numerator is further adjusted to add back finance income related to convertible instruments, as if those instruments were converted at the beginning of the period. Where the two-class method is used, income is allocated to participating securities prior to determining income available to common shareholders. All adjustments are documented and disclosed in the notes to the financial statements.

All outstanding stock options, RSUs and warrants were excluded from the calculation of the diluted loss per share for the years ended December 31, 2024 and 2023, because all such securities have an anti-dilutive effect.

r.	Segment reporting

The Company identifies operating segments in accordance with ASC 280, “Segment Reporting”, as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company determined that it operates in a single operating and reportable segment. The Company’s Chief Executive Officer (the “CEO”) is the Company’s CODM, who evaluates performance and makes operating decisions about allocating resources based on financial data.

The Company’s CODM uses net loss to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (research and development, sales and marketing, and general and administrative) to manage the Company’s operations.

As of December 31, 2024 and 2023, the Company has not generated revenues from its operations. All of the Company’s long-lived assets are located in Israel.

s.	Research and development costs

The Company engages in significant research and development (“R&D”) activities to develop its proprietary micro-turbine technology for local generation of electricity and heat. R&D costs include salaries and related employee benefits, materials and supplies, fees to external contractors, depreciation of assets used in R&D, and other direct and indirect costs related to the development process.

In accordance with ASC 730, “Research and Development”, all R&D costs are expensed as incurred. Amounts received under government grants or other funding arrangements to offset R&D costs are recognized as a reduction of R&D expense in the period in which the related costs are incurred and the applicable conditions are met.

The Company also conducts R&D through external research institutions and specialized engineering firms. Costs associated with such services are included in R&D expenses in the period in which the services are performed.

t.	Income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This guidance prescribes the use of the liability method, whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply in the years in which those temporary differences are anticipated to be recovered or settled.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Given the Company’s history of losses and the uncertainty of generating future taxable income, the Company has recorded a full valuation allowance against its deferred tax assets.

The Company evaluates its tax positions using the guidance in ASC 740-10, Accounting for Uncertainty in Income Taxes. A tax benefit from an uncertain tax position is recognized only if it is more likely than not that the position will be sustained upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024 and 2023 the Company has no liability for unrecognized tax benefits.

u.	New accounting pronouncements

Recently adopted accounting pronouncements

In November 2023, the Financial Accounting Standards Board (the “FASB”) issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company adopted the new accounting standard for the fiscal year 2024. The adoption of this guidance did not have a material impact on the Company’s financial statements related disclosures.

Recently issued accounting pronouncements, not yet adopted

In November 2024, the FASB issued ASU 2024-03 “Income Statement: Reporting Comprehensive Income— Expense Disaggregation Disclosures”, which requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. This ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements disclosures.

In October 2023, the FASB issued ASU 2023-06 “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” which incorporates certain the Securities and Exchange Commission (the “SEC”) disclosure requirements into the FASB Accounting Standards Codification (“Codification”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification topics, allow investors to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The amendments in this ASU should be applied prospectively. For all entities within the scope of the affected Codification subtopics, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the associated amendment will be removed from the Codification and will not become effective for any entities. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements disclosures.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

Note 3 – Leases

As of December 31, 2024, the Company is party to a single lease agreement for office premises and a warehouse in Petach-Tikva, Israel, used to support its ongoing operations.

The Company originally entered into a lease agreement in October 2020 for its principal office premises, with a contractual term ending on October 31, 2023. On April 1, 2022, the Company executed a modification to the original lease to add an additional floor to the leased premises and to align the term for the original office premise with the new expiration date of March 31, 2024. This modification was accounted for as a lease modification under ASC 842, “Leases”.

In addition, on May 1, 2022, the Company entered into a separate lease agreement for a warehouse facility in Petach-Tikva, with the same expiration date of March 31, 2024.

Upon expiration of both the modified office lease and the warehouse lease, on April 14, 2024, the Company entered into a new lease agreement covering both the principal office premises and the warehouse, with a term ending in March 2027. At lease commencement, the Company recognized a right-of-use asset of approximately $459 and a corresponding lease liability of approximately $445, measured at the present value of lease payments using the IBRs as determined by an independent valuation.

The following table summarizes the Company’s lease-related assets and liabilities recorded in the balance sheets:

	December 31,
	2024	2023
Assets:
Operating lease right-of use assets	$356	$59
Total lease assets	$356	$59
Liabilities:
Operating lease – current portion	$151	$53
Operating lease – net of current portion	209	-
Total lease liabilities	$360	$53

The following tables presents certain information related to operating leases:

	Year ended December 31,
	2024	2023
Operating lease cost:
Fixed payments and variable payments that depend on an index	190	228

	Year ended December 31,
	2024	2023
Operating lease:
Weighted average remaining leases term in years	2.25	0.25
Weighted average annual discount rate	11.94%	7.07%

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

The following table reconciles the undiscounted cash flows for each of the years and the total of the remaining years of the operating lease liabilities recorded in the Company’s balance sheets:

December 31,
2024
2025	176
2026	176
2027	45

Total undiscounted operating lease payment	$397
Less imputed interest	(37)
Operating lease liabilities	$360
Less current liabilities	(151)
Lease liabilities – net of current portion	$209

Note 4 – Property, Plant and Equipment, Net

	Year Ended December 31,
	2024	2023
Cost:
Computers and peripheral equipment	$107	$107
Furniture and equipment	55	55
Machinery	110	110
Leasehold improvements	135	134
Gross property, plant and equipment	407	406
Less – accumulated depreciation	(316)	(264)
Total property, plant and equipment, net	$91	$142

Depreciation expenses for the years ended December 31, 2024 and 2023 were $53 and $104, respectively. No impairment charges were recorded for the years ended December 31, 2024 and 2023.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

Note 5 – Other payables

	December 31
	2024	2023

Advance payment from the IIA	$203	$18
Payroll-related liabilities	135	119
Accrued expenses	1,044	297
Total current liabilities	$1,382	$434

Note 6 – Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s business is comprised of one reportable segment specializing in development of Micro Turbine systems. The Company’s CODM is its Chief Executive Officer.

The CODM performs the assessment of the segment performance by using functional expenses - research and development, sales and marketing, and general and administrative in addition to net loss to monitor budget versus actual results. The segment significant expense categories that are reviewed by the CODM are reported within the Company’s statements of comprehensive loss.

Note 7 – Loans Payable to Related Parties and Related Parties Transactions

The Company has received loans from related parties, including R-Jet Engineering Ltd. (“R-Jet”) and Anglo Turbo Limited Partnership (“Anglo Turbo”). Shareholder loans are unsecured, bear no contractual interest, and have been measured upon initial recognition at present value using effective interest rates as described below.

	December 31
	2024	2023

Anglo Turbo – short-term loans (2)(3)	$405	$265

R-Jet (1)	$205	$173
Anglo Turbo (2)	-	108
Total long-term shareholder loan	205	281
Total shareholder loan	$610	$546

(1)	R-Jet loan

In 2018, R-Jet, a shareholder of the Company, transferred certain intellectual property rights to the Company in exchange for a commitment in the amount of $432. This commitment is non-interest-bearing and was initially recognized at the present value of the estimated future cash flows, applying an effective interest rate of approximately 19%. Pursuant to the terms of the commitment repayment of the obligation shall commence upon the generation of revenues by the Company and shall be made from the Company’s “Free Cash Flow” (the Company’s future cash flows available for repayment). In accordance with ASC 470-10-25, Sales of Future Revenues or Various Other Measures of Income, management evaluates at each reporting date, the Company’s projections regarding the timing and amount of “Free Cash Flow”, and adjusts the carrying amount of the obligation when estimates change. Any difference between the revised estimates and the present value of the remaining payments is recognized in profit or loss within finance expenses. For the years ended December 31, 2023 and 2024, no changes were made to management’s estimates regarding the expected repayment cash flows.

Finance expenses recognized in the years ended December 2024 and 2023 were $32 and $23, respectively. For further information related to this loan, see note 8(a).

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

(2)	Anglo Turbo – April 2023 agreement

On April 4, 2023, the Audit Committee and Board of Directors approved a loan agreement with Anglo Turbo, the Company’s controlling shareholder, for up to $336. The loan is CPI-linked, non-interest-bearing, and unsecured, with repayment of principal plus CPI adjustments in a single payment 24 months from the issuance date. The loan was approved to finance the Company’s operating activities.

In May 2023, the Company received an initial proceed of $27, of which $18 was recognized as a shareholder loan and $9 was recorded as a capital contribution from a controlling shareholder. The liability was initially measured at present value using an effective interest rate of 19%.

In July 2023, $109 was reclassified from an existing payable balance to Anglo Turbo as a shareholder loan. Of this amount, approximately $76 was recognized as a shareholder loan and $33 was recorded as a capital contribution. The liability was initially measured at present value using an effective interest rate of approximately 19%. See note 8(c).

(3)	Anglo Turbo – October 2023 agreement

In October 2023, a loan agreement for $259 was approved, repayable in a single payment after six months, CPI-linked. The loan was primarily intended to finance the Company’s operations and ongoing activities. On receipt, the Company recognized a shareholder loan of $237 and a capital contribution of $22. The liability was initially measured at the present value of the future cash flows using a market-based discount rate, applying an effective interest rate of approximately 19%.

In April, July, and December 2024, the repayment date of the October 2023, Anglo Turbo loan was extended to March 31, 2025. At each extension date, the loan was re-measured using effective interest rates of 24%.

In the years ended December 2024 and 2023, finance expenses recognized with regards to Anglo Turbo loans were $117 and $41, respectively.

As of December 31, 2024, a balance of approximately $23 of account payable to Anglo Turbo is included in other payables.

Note 8 – Commitments and Contingencies

a.	2018 Intellectual Property Agreement with R-Jet and Related Parties

In January 2018, the Company entered into an investment and share allocation agreement (amended February and October 2018) with Anglo Turbo Limited Partnership, A.I.H Paris Holdings Ltd., Kar Eco Holdings Ltd., and R-Jet Engineering Ltd. Under the agreement, R-Jet transferred to the Company certain intellectual property rights in micro-turbine technology for electricity generation up to 500 kW capacity, excluding military, electric vehicle, and aviation uses.

Concurrently, the Company, R-Jet, and Rafael Advanced Defense Systems Ltd (“Rafael”). entered into a license ownership agreement (the “license agreement”) granting the Company exclusive civilian rights and Rafael, exclusive military rights to the transferred IP. Any new know-how developed by Rafael will be owned exclusively by Rafael; any new know-how developed by the Company will be owned exclusively by the Company.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

The consideration under the license agreement included:

1.	A commitment to pay R-Jet of $432 plus VAT from the Company’s free cash flows, measured at fair value at inception using a discounted cash flow model. For further information please refer to note 7.

2.	Issuance of 750,000 ordinary shares to R-Jet.

3.	Contingent royalties based on TG-40 development cost thresholds. As of the issuance date of the financial statements, cumulative TG-40 development costs have exceeded the contractual threshold - and therefore no royalties are payable to R-Jet under the agreement.

4.	Following the IP transfer, the Company assumed R-Jet’s existing obligations to the IIA under prior grant agreements. Under those agreements, R-Jet is required to pay up to 5% of future revenues until the grant is repaid. The Company has agreed to make any payments required by the IIA on R-Jet’s behalf, up to the capped percentage, to enable R-Jet to meet its obligations.

5.	The Company granted Rafael options to purchase 343,750 ordinary shares of the Company.

b.	EN-Power Group / BIRD Energy Agreement

In January 2021, the Company entered into a joint development agreement with BIRD Energy and EN-Power Group (“ENPG”), an engineering and energy services company based in New York and a project partner, for the TG-40 microturbine, including adaptation to U.S. regulations and installation at a demonstration site in New York.

Under the joint development agreement (as amended August 24, 2021), the Company committed to contribute up to $82.5 toward the installation cost of the TG-40 at the demonstration site, if the site owner does not cover such cost.

As of December 31, 2024, the Company recorded a provision for this commitment in the amount of $82.5.

In September 2023, ENPG entered into a service agreement with the site owner covering installation, service, maintenance, repair, and monitoring arrangements, and payment terms from the site owner to ENPG. In November 2023, the joint development agreement between the Company and ENPG was amended to provide that the Company and ENPG will share equally (50% each) in future revenues and commissions generated under such agreement.

c.	Joint Research Agreements

a.	Southwest Research Institute (SWRI)

On June 22, 2022, the Company contracted SWRI to conduct three-dimensional CFD (Computational Fluid Dynamics) simulations of TG-40 combustors using hydrogen and natural gas blends, to evaluate combustion performance and flame output. The contract consideration was approximately $80.

Related R&D expenses recognized in the year ended December 2024 2023 was $38.

b.	Israel Institute of Technology (Technion)

On July 13, 2022, the Company entered into a research agreement with the Technion to conduct combustion performance studies for TG-40 using hydrogen and natural gas blends. The contract consideration was approximately $289.

Related R&D expenses recognized in the years ended December 2024 and 2023 were $48 and $110, respectively.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

d.	Government grants and grants from national funds

a.	Israel Innovation Authority

Since 2020, the Company has been awarded several research and development grants by the IIA to support projects for the development of its micro-turbine technologies. These grants are recognized as a reduction of research and development expenses in the periods in which the related costs are incurred.

In July 2020, the IIA approved a grant of up to $1,581 for the development of a micro-turbine. The Company received $785 in 2020, $219 in 2021, $419 in 2022, and $158 in October 2023.

In July 2022, the IIA approved a second grant of up to $841 for the development of a hydrogen hybrid micro-turbine. The Company received $304 in November 2022, $161 in 2023 and $250 in 2024.

On December 26, 2023, the IIA approved a third grant — the TG-120 hybrid micro-turbine, designed to produce electricity and heat using a fuel blend of up to 50% hydrogen and/or natural gas. This project carries a total grant amount of approximately up to $549, representing 30% of the project budget, with a planned execution period of nine months from January 2024. In March 2024, the Company received $278 under this grant.

Under the terms of the IIA funding agreements, if any of the projects result in commercialized products, the Company will be required to pay royalties at the rate of 3% of revenues generated from such products, up to 100% of the grants received, linked to the USD and bearing interest SOFR. These royalty obligations are contingent on future sales; in the absence of sales, no repayments are required.

As of December 31, 2024, the total contingent obligation to the IIA is in the amount of $2,824 (including interest in the amount of $258).

b.	BIRD Energy Grant

In March 2021, the Company was awarded a grant by BIRD Energy to support the development of a 40 kW micro-turbine, including adaptation to U.S. regulations and the installation of a demonstration site in New York, USA. The total approved grant amounted to approximately up to $950, representing 50% of the actual costs of the project. The funding for the remaining cost of the project is shared between the Company and ENPG, an engineering and energy services company based in New York and the Company’s project partner, with the Company bearing 70% of the costs and ENPG 30%.

Under the terms of the grant agreement between the Company, BIRD Energy, and ENPG, repayment of the grant will be made by way of royalties equal to 5% of gross product sales, up to a maximum of 150% of the grant amount. These royalty obligations are contingent upon future sales, and in the absence of sales, no repayment is required.

The Company received under this grant $266 in 2021, approximately $177 in 2022, $186 in 2023, and, $36 in June 2024.

For the years ended December 31, 2024 and 2023, the Company offset $36 and  $186, respectively, against research and development expenses in connection with this grant.

The project was formally completed in July 2024, with the demonstration system successfully installed at the New York site.

As of December 31, 2024, no royalties have been incurred in relation to the BIRD Energy grant. As of December 31, 2024, the total contingent obligation to BIRD Energy is in the amount of $998.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

Note 9 - Fair value measurement

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. The Company did not have any transfers between fair value measurements levels in the years ended December 31, 2024 and 2023.

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2024 and 2023, by level within the fair value hierarchy:

		Fair value measurements as of
Assets:	Fair value hierarchy	December 31, 2024	December 31, 2023
Cash and cash equivalents	Level 1	$336	$456
Restricted cash	Level 1	17	8
Liabilities:
Conversion option	Level 3	192	1,072
Warrant liability	Level 3	693	182

The Company measures the fair value for Warrants liability and the Conversion option by using Black-Scholes and Monte-Carlo simulation model, which are classified as Level 3, due to the use of unobservable inputs.

The following table presents the changes in the fair value of Conversion option – derivative instrument and Warrants liability:

	Conversion option	Warrant Liability
Fair value as of December 31, 2023	$1,072	$182
Issuance	161	429
Conversion	(162)	-
Revaluation	(879)	82
Fair value as of December 31, 2024	$192	$693

Note 10 - Equity

a.	Initial Public Offering

On November 22, 2021, the Company completed its initial public offering, issuing 1,722,700 ordinary shares, which were listed for trading on the Tel Aviv Stock Exchange Ltd., for total gross proceeds of $5,788. As of that date, the Company became a public company and a reporting corporation (as defined under the Israeli Companies Law and the Israeli Securities Law, 1968, respectively). Issuance expenses related to this offering amounted to a total of $868.

b.	Equity related transactions:

(1)	On June 14, 2022, the Board of Directors approved the grant of 83,822 warrants to an investor, exercisable to purchase 83,822 ordinary shares, pursuant to a prior investment made by this investor. The exercise price was set as a pre-defined formula comprising the average adjusted closing price of the Company’s ordinary shares on the Tel-Aviv Stock Exchange over the 30 trading days prior to the exercise date, and the number of warrants exercised. The warrants were exercisable in a single tranche for one year from the grant date and expired immediately if unexercised.

The warrants were classified as a liability measured at fair value. In May 2023, the investor exercised all warrants, generating proceeds of $99.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

For the year ended December 31, 2023, changes in the fair value of this liability was recognized within finance expense and totaled $47.

(2)	On February 14, 2024, the Company completed a rights offering pursuant to its shelf prospectus, under which it offered 275,856 ordinary shares to its existing shareholders. Based on the exercise notices received from shareholders, the Company issued a total of 262,064 ordinary shares, for total gross proceeds of $447.

(3)	On October 22, 2024, the Company completed a private placement to two investors, receiving total gross proceeds of $291. In consideration, the Company issued 167,173 ordinary shares, 167,173 Series A warrants exercisable into 167,173 ordinary shares at an exercise price of NIS 7.68 ($2.11) per share, and 334,346 Series B warrants exercisable into 334,346 ordinary shares at an exercise price of NIS 10.5 ($2.89) per share. The Series A and Series B warrants are exercisable until March 21, 2026. The number of shares and the exercise price of both series are subject to adjustment during the exercise period if the Company conducts a future fundraising at a price lower than the original offering price, in accordance with the investment agreement. The fair value of the warrants was determined using Black-Scholes model, as described below.

(4)	On December 8, 2024, the Company completed a private placement to an investor, receiving total gross proceeds of $112. In consideration, the Company issued 60,790 ordinary shares, 60,790 Series C warrants exercisable into 60,790 ordinary shares at an exercise price of NIS 7.68 ($2.11) per share, and 110,265 Series D warrants exercisable into 110,265 ordinary shares at an exercise price of NIS 10.5 ($2.89) per share. The Series C and Series D warrants are exercisable until May 7, 2026. The fair value of the warrants was determined using Black-Scholes model, as described below.

On April 6, 2025, the number of Series C and D warrants were modified such that the number of such warrants issued following the modification totaled 87,000, with an exercise price of NIS 6.58 (approximately $1.8), rather than the amounts previously stated (only Series C is outstanding following the modification). Finance expense in the amount of $178 was recognized in the six months ended June 30, 2025 for the difference in the fair value of the warrants.

(5)	On December 21, 2024, the Company completed a private placement to an investor, receiving total gross proceeds of $249. In consideration, the Company issued 135,597 ordinary shares and 135,598 Series E warrants exercisable into 135,598 ordinary shares at an exercise price of NIS 10.50 ($2.89) per share. The Series E warrants are exercisable until May 20, 2026. Under the investment agreement, the investor is entitled to receive additional ordinary shares for a period of up to 36 months, and the exercise price of the Series E warrants is subject to adjustment if future fundraising occurs at a lower price, in accordance with the investment agreement. The fair value of the warrants was determined using Black-Scholes model, as described below.

(6)	On December 26, 2024, the Board of Directors approved the issuance of 157,400 ordinary shares in settlement of an underwriting advisory services of $116 which was recorded as issuance costs against equity. The ordinary shares were issued after December 31, 2024 (in May 2025), and, therefore, presented as proceeds on account of shares in the statement of shareholders’ deficiency.

(7)	The fair value of the warrant liability as of the issuance date was determined in accordance with the following parameters:

Issuance date	Stock price in NIS	Standard deviation	Risk-free interest rate	Fair value of the warrants
October 22, 2024	5.94	58%	4.2%	$151
December 8, 2024	7.72	72.7%	4.3%	$92
December 21, 2024	10.29	70.9%	4.6%	$111

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

(8)	The fair value of the warrant liabilities detailed above as of December 31, 2024 was determined in accordance with the following parameters:

Issuance date	Stock price in NIS	Standard deviation	Risk-free interest rate	Fair value of the warrants
October 22, 2024	8.55	73.9%	4.2%	$257
December 8, 2024	8.55	72.7%	4.3%	$111
December 21, 2024	8.55	70.9%	4.6%	$76

For the years ended December 31, 2024 and 2023, changes in the fair value of warrants liability was recognized within financial (income) expense, net. and totaled $82 and $79, respectively.

c.	Stock-based compensation plans

The Company’s equity incentive plan was approved by the Board of Directors and shareholders in November 2020, authorizing the grant of non-listed share options and Restricted Stock Units (RSUs) to eligible participants. Awards may vest subject to service conditions with certain awards also subject to performance milestones, such as fundraising targets, mergers or acquisitions, or listing of the Company’s shares on Nasdaq. Vesting periods are generally four years for employees and officers, and three years for certain executives, with some consultant awards vesting immediately. Share options generally have contractual terms of up to ten years.

The following provides detailed information on the stock-based compensation payment awards, including share options and RSUs, granted during the reporting periods.

In January 2021, Company’s officers received 9,866 options under the equity incentive plan to purchase 98,660 ordinary shares (an exercise ratio of 10), valued at $ 228 using the Black-Scholes option pricing model. The rights offering in February 2024 adjusted their exercise ratio to 10.075.

The shareholders in a meeting held in March 2021 approved grants to Yitzhak Natan Even Ari and Dov Friedman (shareholders of Anglo Turbo) for services rendered as directors of the Company, each receiving 33,519 options to purchase 335,190 ordinary shares. These awards were also adjusted to the new ratio after the rights offering, however, the share options expired on March 24, 2024.

In August 2021, the Company expanded participation to employees, granting 23,544 options to purchase 235,440 ordinary shares, vesting over four years, at an exercise price of NIS 98.4 (approximately $27.04) per option, with a total fair value of $530.

In the same month, a U.S. business development consulting agreement led to the grant of 3,853 options to purchase 38,530 ordinary shares valued at $79, vesting over 18 months, alongside 7,706 performance-based options to purchase 77,060 ordinary shares — no expense was recognized for the performance-based share options as performance targets are not expected to be met. The performance targets are completing a formation of a U.S. team as defined in the agreement and transaction of not less than $10 million as defined in the agreement. Total of 3,853 options, as of December 31, 2024, are exercisable.

On May 2022, the Board of Directors approved grant of securities to an employee of the Company, under which 116,512 options and 34,544 RSUs were issued with a four-year vesting period. The options and RSUs were valued at $530.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

In January 2023, the Board of Directors approved grant of securities to officers and employees, under which 384,360 options (including 130,248 options to the CEO) and 182,248 RSUs (including 43,272 RSUs to the CEO) were issued. Employees and officers have a four-year vesting period, while the CEO’s awards vest over three years. The grant date fair value of the share options and RSUs were $764 and $486, respectively. Following the rights offering in February 2024, the exchange ratio for the share options was adjusted to 1.0075.

In December 2023, the Board of Directors approved a grant of securities to officers and employees, under which 654,348 options (398,076 options to the CEO) and 266,260 RSUs (143,316 RSUs to the CEO) were issued. The grant date fair value were $814 (options) and $381 (RSUs), and similarly adjusted for the rights offering.

In January 2024, shareholders approved a grant of 17,715 options to consultant Ziv Gafni (the “January 2024 Grant”), subject to a six-month vesting period, exercisable until December 2025, with a fair value of $14.5 which was determined based on the value of the services. The number of outstanding and exercisable share options as of December 31, 2024 were 17,715 with a remaining contractual term of 1 year.

During October 2024, a consultant was granted 800,000 Series 1 options and 800,000 Series 2 options (the “October 2024 Grant”), together to purchase 1,600,000 ordinary shares at NIS 6 (approximately $1.65) per option. The Series 1 options are vested upon grant date with a fair value of $579. The Series 2 options are subject to the achievement of specified performance conditions, including raising over $4,000 or listing the Company’s shares on Nasdaq by October 2027. No expense was recognized for Series 2 options in 2024. Series 2 options grant date fair value was $579. As of December 31, 2024, total of 800,000 Series 1 options are exercisable, with a remaining contractual term until October 2027.

In December 2024, the Company granted to two service providers 58,414 RSUs (the “December 2024 Grant”), which are scheduled to vest over four years, subject to the achievement of specified performance conditions, including raising more than $3,000, completion of a merger or acquisition, or listing the Company’s shares on Nasdaq. As of December 31, 2024, the performance conditions had not been met and, accordingly, no expense has been recognized in respect of this grant. As of December 31, 2024, no options are exercisable.

A summary of the activity in employee share options and related information is as follows:

Options exercisable to 10 shares	Number of options	Weighted average exercise price (*in $)	Weighted average remaining contractual term in years	Aggregate intrinsic Value (in thousands of $)
Outstanding as of December 31, 2022 (1)	132,248	$1.45	4.40	$237
Forfeited or expired	12,045	2.71	-	-
Outstanding as of December 31, 2023	120,203	1.28	2.98	60
Exercisable as of December 31, 2023 (1)	114,974	1.21	2.77	60

Outstanding as of December 31, 2023 (1)	120,203	1.28	2.98	60
Forfeited or expired	75,528	1.22	-	-
Outstanding as of December 31, 2024	44,675	$1.35	5.29	$47
Exercisable as of December 31, 2024 (1)	43,503	$1.31	5.26	$47

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

Options exercisable to 1 share	Number of options	Weighted average exercise price (*in $)	Weighted average remaining contractual term in years	Aggregate intrinsic Value (in thousands of $)
Outstanding as of December 31, 2022 (1)	116,512	$4.35	9.35	-
Granted	1,038,708	1.99	9.66	115
Forfeited or expired	195,984	3.67	-	-
Outstanding as of December 31, 2023	959,236	1.92	9.7	115
Exercisable as of December 31, 2023 (1)	219,524	2.03	9.63	23

Outstanding as of December 31, 2023 (1)	959,236	1.92	9.7	115
Granted	17,715	0.08	1.03	40
Forfeited or expired	186,752	2.05	-	-
Outstanding as of December 31, 2024	790,199	$1.83	8.55	515
Exercisable as of December 31, 2024 (1)	450,107	$1.93	8.34	271

(1)	Following the rights offering completed by the Company on February 14, 2024, the number of ordinary shares to be issued upon the exercise of options with a conversion ratio of 1:10 was adjusted, such that the new exercise ratio is approximately 10.075; for options with an exercise ratio of 1:1, the new exercise ratio is 1.0075.

*	Translated at the exchange rate applicable at the end of the relevant year

The intrinsic value is the amount by which the closing price of the Company’s ordinary shares on December 31, 2024 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of in-the-money options. No employee stock options were exercised during the years ended December 31, 2024 and 2023.

A summary of the activity in the RSUs and related information is as follows:

	RSU
	Number of units outstanding	Weighted average grant date fair value
Unvested as of December 31, 2022	34,544	$4.13
Granted	448,508	1.71
Vested	88,468	1.84
Forfeited	67,192	2.68
Unvested as of December 31, 2023 (1)	327,392	$1.70
Vested	82,550	1.45
Forfeited	99,648	1.71
Unvested as of December 31, 2024	145,194	$1.77

(1)	Following the rights offering completed by the Company on February 14, 2024, the number of ordinary shares to be issued upon the vesting of the RSUs was adjusted, such that the new ratio is 1.0075.

The January 2024 Grant, the October 2024 Grant and the December 2024 Grant, all of which were made to consultants and other service providers outside of the Company’s equity incentive plan, are not included in the tables above.

The Company estimates the fair value of share options granted using the Black-Scholes option pricing model. Restricted share units are measured at the market price of the Company’s ordinary share on the grant date.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

Fair value estimation of stock options

The parameters used to implement the model are detailed below:

Issue date	January 2023	December 2023	October 2024
Price of one ordinary share (in NIS)	9.06	5.38	5.75
Exercise price per share option (in NIS)	10.35	5.38	6
Expected volatility	68%	81%	68.8%
Risk-free interest rate	3.35%	3.98%	4.27%
Expected dividend rate	0%	0%	0%

Fair value estimation of restricted stock units (RSUs)

The fair value of a RSU is equal to the market price of the Company’s ordinary share. The fair value is determined based on the share price on the grant date, without the need to apply any additional economic valuation models.

Stock-based compensation expenses

The Company recognized stock-based compensation expenses related to all stock-based payment awards in the statement of comprehensive loss for the years ended December 31, 2024 and 2023 as follows:

	Year Ended December 31,
	2024	2023

Research and development	$18	$157
Sales and marketing	58	128
General and administrative	264	868

Total stock-based compensation expenses	$340	$1,153

As of December 31, 2024, there were total unrecognized compensation expenses in the amount of $1,380 related to non-vested equity-based compensation arrangements granted. These expenses are expected to be recognized over a weighted average period of approximately 1.07 years.

d.	Dividend

Since its incorporation, the Company has not declared or paid any dividends on its ordinary shares.

Note 11 – Income Taxes

a.	Applicable tax rates

The Company is subject to Israeli corporate income tax at a statutory rate of 23%. Capital gains are generally taxed at the corporate rate applicable in the year of realization.

b.	Tax assessments

The Company’s tax assessments are considered final through the 2017 tax year.

c.	Deferred tax assets – Net operating loss carryforwards

As of December 31, 2024, the Company had accumulated net operating loss carryforwards of $19,822 for Israeli income tax purposes ($16,285 as of December 31, 2023). These losses may be carried forward indefinitely and used to offset future taxable income.

In accordance with ASC 740 “Income Taxes”, the Company has recognized deferred tax assets in respect of temporary differences and loss carryforwards. However, based on current and historical operating losses and the absence of taxable income in the foreseeable future, management has concluded that it is more likely than not that the deferred tax asset will not be realized. Accordingly, a full valuation allowance has been recorded to offset the deferred tax asset.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

d.	Deferred taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2024	2023
Deferred tax assets, net:
Research and development carryforward expenses	$389	$636
Carryforward tax losses	4,559	3,746
Lease liabilities	83	12
Other	6	9

Total gross deferred tax assets, net	5,026	4,403
Less: Valuation allowance	(4,944)	(4,389)
Total deferred tax assets, net	82	14
Deferred tax liabilities, net:
Right-of-use assets	(82)	(14)
	(82)	(14)
Recorded as:
Deferred tax assets, net	82	14
Deferred tax liabilities, net	(82)	(14)
Net deferred tax assets (liabilities)	-	-

e.	Reconciliation of the statutory tax expense to the actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the change in valuation allowance in respect of tax benefits from carried forward tax losses due to uncertainty of the realization of such tax benefits. As a result, the Company’s effective tax rate was 0% for the years ended December 31, 2024 and 2023.

f.	The changes in the valuation allowance were as follows:

	Year Ended December 31,
	2024	2023

Balance at the beginning of the year	(4,389)	(1,023)
Changes during the year:	(566)	(3,366)
Balance at the end of the year	(4,955)	(4,389)

g.	Loss before income taxes are comprised as follows:

	Year Ended December 31,
	2024	2023

Domestic	2,998	5,359
Loss before income taxes	2,998	5,359

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

Note 12 – Convertible loans and detachable warrants:

a.	Convertible Loan Agreements – Key Terms

Starting December 2022, the Company entered into several convertible loan agreements. The convertible loan agreements include the following conditions:

(1)	Each loan is repayable in single payment at the end of its contractual term.

(2)	Loans bear fixed annual interest of 10%, which accrues and is added to the outstanding principal balance.

(3)	The outstanding principal and accrued interest may be converted into ordinary shares at a conversion price of NIS 12 ($3.3) per share. If conversion occurs more than six months after the loan issuance date, the number of ordinary shares issued upon conversion will be calculated based on the total principal and interest accrued over the full term of the loan.

(4)	The conversion price is subject to adjustment during the loan term if the Company issues shares at a price below NIS 12 ($3.3), in accordance with the provisions of the loan agreements (“Adjusted Conversion Price”). As of December 31, 2024, the Adjusted Conversion Price was NIS 6.58 ($1.8) per share.

(5)	On the date of issuance of each convertible loan, the Company grants the lender detachable warrants to purchase ordinary shares. These warrants are not listed for trading and are exercisable at any time during the loan term. The initial exercise price stipulated in the loan agreement is NIS 14.00 ($3.8) per warrant. The exercise price is subject to adjustment if the Company issues shares at a price below NIS 12 ($3.3) per share (“Adjusted Exercise Price”). As of December 31, 2024, the Adjusted Exercise Price was NIS 7.68 ($2.1) per warrant.

(a)	In December 2022, the Board of Directors approved a convertible loan agreement (“Loan A”) under which the lender (“Lender A”) provided gross proceeds of $1,032. The loan matures in a single bullet repayment on December 1, 2024.

In connection with Loan A, the Board of Directors also approved the grant of 250,000 warrants to purchase ordinary shares, exercisable until December 1, 2024. These warrants expired upon conversion of Loan A in March 2025.

For further details on the full conversion of Loan A, see note 17.

(b)	In December 2022, the Board of Directors approved a convertible loan agreement (“Loan B”) under which the lender (“Lender B”) provided gross proceeds of $295. The loan matures in a single bullet repayment on December 1, 2024.

In connection with Loan B, the Board of Directors also approved the grant of 71,429 warrants to purchase ordinary shares, exercisable until December 1, 2024.

For further details regarding the full conversion of Loan B, refer to note 12(i) and note 17.

(c)	In February 2023, the Board of Directors approved a convertible loan agreement (“Loan C”) with a lender (“Lender C”) under which Lender C agreed to provide up to $695. Upon partial execution of the agreement in February 2023, Lender C provided $273 to the Company. The loan matures in a single bullet repayment on February 26, 2025.

In connection with Loan C, the Board of Directors also approved the grant of 71,429 warrants to purchase ordinary shares, exercisable until February 26, 2025.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

In February 2025, Lender C, together with Lender E, provided additional loans totaling $422, upon the full execution of the agreement. On February 26, 2025, the Company received a conversion notice for the full balance of Loan C, as described in note 17.

(d)	In April 2023, the Board of Directors approved a convertible loan agreement (“Loan D”) under which the lender provided gross proceeds of $273. The loan matures in a single bullet repayment on October 3, 2024.

In connection with Loan D, the Board of Directors also approved the grant of 71,429 warrants to purchase ordinary shares, exercisable until October 3, 2024.

As of December 31, 2024, Loan D had not been converted and is presented in the Company’s balance sheet as a short-term convertible loan. The associated conversion feature and the warrants granted in connection with the loan have expired.

For additional information regarding the full conversion of Loan D, refer to note 17.

(e)	In May 2023, the Board of Directors approved a convertible loan agreement (“Loan E”) under which the lender (“Lender E”) provided gross proceeds of $273. The loan matures in a single bullet repayment on May 3, 2025.

In connection with Loan E, the Board of Directors also approved the grant of 71,429 warrants to purchase ordinary shares, exercisable until May 3, 2025.

For additional information regarding the full conversion of Loan E, refer to note 17.

(f)	In July 2023, the Board of Directors approved a convertible loan agreement (“Loan F”) with Lender A and additional lenders (“Lenders F”), pursuant to which Lenders F provided the Company with gross proceeds of $1,079. The loans mature in a single bullet repayment on July 2, 2025.

In connection with Loan F, the Board of Directors approved the grant of 285,714 warrants to purchase ordinary shares, exercisable until July 2, 2025.

For additional details regarding the full conversion of Loan F, see note 17.

(g)	In May 2024, the Board of Directors approved a convertible loan agreement (“Loan G”) with four lenders (“Lenders G”), pursuant to which Lenders G provided gross proceeds of $535. The loan matures in a single bullet repayment on May 19, 2026.

In connection with Loan G, the Board of Directors also approved the grant of 142,857 warrants to purchase ordinary shares, exercisable until May 19, 2024.

For further details on the accounting treatment and the full conversion of Loan G, see notes 12(j) and 12(k).

(h)	Upon receipt of each convertible loan, the total proceeds were allocated among the embedded conversion feature, the freestanding warrants, and the debt host component as follows:

Loans	Fair value of conversion feature*	Fair value of the warrants**	Balance of debt host component
A. B	254	90	982
C, D, E	70	26	729
F	496	87	496
G	161	75	299

*	The fair value of the conversion feature was calculated using the Monte Carlo simulation model.

**	The fair value of the warrants was determined applying both the Black-Scholes option-pricing model and Monte Carlo simulation techniques.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

The key inputs used to determine the fair value of the conversion feature and warrants liability as of December 31, 2024 and 2023, were as follows:

	December 31,
	2024	2023
Share price in NIS	8.55	6.02
Standard deviation	55% - 71%	83% - 103%
Discount rate	23%	20%

(i)	In July 2024, the Board of Directors approved a loan conversion agreement with Lenders B and E. Under the agreement, loans totaling $649 were converted into 367,738 ordinary shares.

As part of the conversion, the exercise price of the existing 142,858 warrants was adjusted to NIS 7.68 ($2.1) per warrant. Additionally, the Company granted the lenders new 180,000 warrants with an exercise price of NIS 10.50 ($2.9) per warrant. The original warrant’s exercise period was extended to April 17, 2025, whereas the newly issued warrants expired on March 18, 2025.

(j)	In September 2024, the Board of Directors approved a loan conversion agreement with two of the Loan G lenders. Under the agreement, loans totaling $102 were converted into 110,320 ordinary shares. The ordinary shares were issued after December 31, 2024, and, therefore, presented as proceeds on account of shares in the statement of shareholders’ deficiency.

As part of the conversion, the exercise price of existing 32,142 warrants was adjusted to NIS 7.68 (approximately $2.1) per warrant. These warrants will remain exercisable until September 30, 2025.

(k)	In December 2024, the Board of Directors approved a loan conversion agreement with the two remaining Loan G lenders. Under the agreement, loans totaling $383 were converted into 566,990 ordinary shares. The ordinary shares were issued after December 31, 2024, and, therefore, presented as proceeds on account of shares in the statement of shareholders’ deficiency.

(l)	In accordance with the agreement, the exercise price of existing 89,768 warrants was revised to NIS 3.73 ($1) per warrant, and the exercise price of existing 20,946 warrants was revised to NIS 4.51 ($1.2) per warrant. All warrants are exercisable until December 26, 2025.

(1)	As of December 31 2024, the fair value of the conversion feature, together with the fair value of the warrants for the remaining convertible loans was as follows:

Loans	Fair value of conversion feature*	Fair value of the warrants**	Balance of debt host component
A	3	5	1,173
B, E	-	61	-
C	1	5	323
D	-	-	317
F	189	31	1,044
G	-	147	-

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

(1)	As of December 31 2023, the fair value of the conversion feature, together with the fair value of the warrants for the remaining convertible loans, was as follows:

Loans	Fair value of conversion feature*	Fair value of the warrants**	Balance of debt host component
A, B	301	69	1,207
C, D, E	201	45	836
F	570	67	651

*	The fair value of the conversion feature was calculated using the Monte Carlo simulation model.

**	The fair value of the warrants was determined under multiple market scenarios, applying both the Black-Scholes option-pricing model and Monte Carlo simulation techniques.

(m)	Consulting agreement - Loan A:

On August 10, 2023, the shareholders approved a consulting agreement with Lender A. Under the terms of the agreement, Lender A will provide advisory services to the Company for a period of 24 months commencing July 1, 2023.

As compensation for the services, Lender A is entitled to a fixed monthly fee of $12.

For information regarding the conversion of accrued fixed monthly fees accumulated under this consulting agreement, refer to note 17.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

Note 13 - Research and development expenses, Net

	Year Ended December 31,
	2024	2023
Salaries and related expenses (*)	$1,040	$1,566
Materials	24	204
Contractors	68	188
Depreciation	181	222
Consultants	29	22
Overseas travel	77	10
Others	145	203
Less – grants for participation in research and development expenses	(372)	657)
Total Research and Development Expenses, Net	1,192	1,758

*	Includes the effect of stock-based compensation expense. See note 10.

Note 14 – General and administrative expenses

	Year Ended December 31,
	2024	2023
Salaries and related expenses (*)	$492	$1,210
Professional services (*)	622	501
Depreciation	55	87
Overseas travel	25	52
Others	172	307
Total General and Administrative Expenses	1,366	2,157

*	Includes the effect of stock-based compensation expense. See note 10.

Note 15 – Financial (income) expense, net

	Year ended December 31,
	2024	2023
Bank interest and commissions	$2	$2
Interest expense on shareholder loans	149	64
Income from deposits	(6)	(9)
Changes in fair value of convertible loan embedded derivative	(42)	706
Changes in fair value of warrants liability	82	(79)
Foreign exchange losses (gains), net	(18)	151
Total financial expenses, net	167	835

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

Note 16 - Loss per shares

	Year ended December 31,
	2024	2023
Basic EPS
Numerator:
Net income (loss)	(2,998)	(5,359)
Denominator:
Shares used in computing net profit (loss) per share of ordinary shares, basic	14,251,689	13,851,161
Diluted EPS:
Numerator:
Net income (loss) attributable to ordinary shares, basic	(2,998)	(5,359)
Convertible loans effect	(74)	-
Capital offerings warrants effect	-	(47)
Net income (loss) attributable to ordinary shares, diluted	(3,072)	(5,406)
Denominator:
Shares used in computing net profit (loss) per share of ordinary shares, basic	14,251,689	13,851,161
Convertible loans effect	206,726	-
Capital offerings warrants effect	-	12,805
Shares used in computing net profit (loss) per share of ordinary shares, diluted	14,458,415	13,863,966
Profit (loss) per share:	$(0.21)	$(0.39)
Basic	$(0.21)	$(0.39)
Diluted

The following outstanding shares of ordinary shares equivalents were excluded from the calculation due to their antidilutive nature:

	Year ended December 31,
	2024	2023
Stock options exercisable to 10 ordinary shares	44,675	120,203
Stock options exercisable to 1 ordinary share	772,484	959,236
Convertible loans	966,667	995,833
Warrants allocated as part of the convertible loans	1,144,287	821,430
Warrants allocated as part of capital offerings	808,172	-
RSU	147,636	327,392
Total shares excluded	3,883,921	3,224,094

Note 17 – Subsequent Events

The Company evaluated subsequent events through December 12, 2025, the date these financial statements were available to be issued. The Company concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements, except:

a.	Convertible Loans and Detachable Warrants:

Lender A and Lenders F

On March 9, 2025, the general meeting of shareholders of the Company approved a conversion agreement with Lender A and Lenders F, under which loans totaling approximately $2,452 were converted into 1,518,128 ordinary shares of the Company. In lieu of the warrants they previously held, the Company issued 600,000 new warrants with an exercise price of NIS 8 (approximately $2.37) per warrant, exercisable until December 20, 2025. For 142,857 of these warrants, an exercise price adjustment mechanism applies.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

The Company also issued to Lender A, in his capacity as a service provider, 260,000 options with an exercise price of NIS 11 (approximately $3.3) per option, exercisable for a period of 12 months. The fair value of the options at the grant date was determined based on the value of the services provided, amounting to approximately $155. In addition, a debt of approximately $186 owed to Lender A under a service provider agreement was converted into 150,000 ordinary shares of the Company.

In March 2025, Lender A completed an additional investment of approximately $140, and the Company issued to Lender A 74,627 ordinary shares of the Company and 74,627 warrants with an exercise price of NIS 10.5 (approximately $3.1) per warrant, exercisable for a period of 12 months. The shares and warrants are subject to adjustment mechanisms for both the number of shares and the exercise price, in accordance with the terms of the agreement.

On November 25, 2025, the general meeting of shareholders of the Company approved, the Company’s entry into a warrant exercise agreement with Lender A and Lenders F. Under the agreement, the lenders undertook to exercise all warrants previously issued to them, promptly following the listing of the Company’s ordinary shares on Nasdaq. In consideration for this commitment, the exercise of the warrants under the agreement is expected to generate proceeds of approximately $2,500 for the Company.

Lenders B and E

In March 2025, 180,000 warrants issued to Lenders B and E with an exercise price of NIS 10.50 (approximately $3.11) per warrant expired. In April 2025, the remaining 142,858 warrants held by these lenders, with an exercise price of NIS 7.68 (approximately $2.23) per warrant, were exercised.

Lenders C and E

In February 2025, Lender C provided the Company with an additional loan of approximately $211 and assigned its right to provide an additional loan of approximately $211 to Lender E, who provided the loan to the Company under the applicable loan agreement.

On February 26, 2025, the Company received a conversion notice from Lender C for the full convertible loan balance (principal and interest) totaling approximately $551, as well as a conversion notice from Lender E for the full convertible loan balance of approximately $211, together with the allocation of warrants as described above. The conversion is subject to certain required legal approvals. See below under “Lender D” for the conversion of such loan.

Lender D

The original maturity date of the loan from Lender D was extended to April 3, 2025 (the “Updated Maturity Date”), while the Company worked to update the conversion terms. As of June 30, 2025, the loan had not been converted and is recorded as a short-term loan. The conversion component and associated warrants have expired. The Updated Maturity Date has passed, and the Company is in negotiations with Lender D regarding a revised conversion mechanism, subject to the required legal approvals.

On October 22, 2025, following the approval of the Company’s Audit Committee and Board of Directors, and on November 26, 2025, following the approval of the Company’s shareholders, the Company entered into a settlement and conversion arrangement with lenders C, E and D and assignees.

Under the agreement, the Company agreed to allocate 595,744 ordinary shares to the assignees at a conversion price of NIS 6.58 (approximately $1.8). If the Company will not achieve the milestone relating to the filing and effectiveness of a registration statement on Form F-1 with the SEC by June 30, 2026, the conversion price will be reduced to NIS 2.91 (approximately $0.8). If the Company will achieve the milestone, the Company will allocate to one of the assignees 1,200,000 ordinary shares issuable upon the exercise of warrants that will be exercisable for a period of 12 months from the date the registration statement becomes effective at an exercise price of $2. If the Company will not achieve the milestone by June 30, 2026, the Company will instead, allocate 750,000 share rights to this assignee, each convertible into one ordinary share.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

b.	Equity:

a.	Equity related transactions:

(1)	On April 6, 2025, the Company’s Board of Directors approved an investment agreement with an investor, pursuant to which the Company will issue, by way of a private placement, 1,118,163 ordinary shares for aggregate consideration of $2,917.

In April and May of 2025, the Company had received an aggregated consideration of approximately $1,730, against which a 637,151 number of ordinary shares were issued. As of June 30, 2025, the investor is committed to provide an additional $1,187 in exchange for the remaining shares, and the Company is obligated to complete such issuance. The agreement further stipulates that, if the Company conducts any additional fundraising at an effective share price lower than NIS 9.84 (approximately $2.9) per share, the investor will be entitled to receive additional ordinary shares in accordance with the anti-dilution adjustment mechanism set forth therein.

Additionally, the Board of Directors approved the issuance to a service provider who is related to the investor, of 78,252 ordinary shares, 200,000 warrants convertible into 200,000 ordinary shares at an exercise price of NIS 14 (approximately $4.2) per warrant, and 150,000 additional warrants convertible into 150,000 ordinary shares at an exercise price of NIS 10.5 (approximately $3.1) per warrant. These securities were granted for services rendered in connection with the investment transaction. The warrants are exercisable until October 2026.

(2)	On May 13, 2025, the Company entered into separate investment agreements with two investors, pursuant to which it agreed to issue, by way of private placement, an aggregate of 480,000 ordinary shares for total consideration of $2,023.

The share issuances were completed in two tranches: ordinary shares were issued in May 2025 for consideration of $1,012, and additional ordinary shares were issued in July 2025 for consideration of $1,075, upon receipt of the respective investment proceeds.

If the Company conducts an additional fundraising at an effective share price below NIS 9.42 (approximately $2.8) per share, each investor will be entitled to receive additional ordinary shares of the Company, in accordance with the adjustment mechanism specified in the investment agreement.

In addition, the Company separately allocated to the investors: (a) 200,000 warrants convertible into 200,000 ordinary shares at an exercise price of NIS 18 (approximately $5.35) per warrant, exercisable until November 6, 2026; and (b) 160,000 warrants convertible into 160,000 ordinary shares at an exercise price of NIS 22.50 (approximately $6.7) per warrant, exercisable until November 6, 2026.

(3)	On August 23, 2025, the Company entered into a definitive securities purchase agreement, or the August 2025 SPA, with Lender A, who is a member of the Board of Directors, for the issuance in a private placement of up to $5 million of the Ordinary Shares. Pursuant to the August 2025 SPA, the company agreed to issue an amount of Ordinary Shares equal to the up to $5 million subscription amount, subject to the satisfaction of certain conditions, including the approval of the Ordinary Shares for listing on a tier of The Nasdaq Stock Market and the effectiveness of a registration statement covering the resale of the Ordinary Shares.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

b.	Stock-based compensation:

On January 29, 2025, the Company’s Board of Directors approved the grant of 150,885 options, exercisable into 150,885 ordinary shares of the Company, to five directors (30,177 options to each), under the Company’s option plan. The options have an exercise price of NIS 8.95 (approximately $2.65) per share and will vest over a two-year period.

On March 30, 2025, the Company’s Board of Directors approved the grant of options and RSUs to the Company’s officers and employees, under which 485,812 options were allocated, of which 398,076 options to the Company’s CEO, Mr. Yaron Gilboa, exercisable into 398,076 ordinary shares, 61,728 options to three Officers of the Company, exercisable into 61,728 shares, and 26,008 options to three employees, exercisable into 26,008 shares.

In addition, 181,134 RSUs, were granted, exercisable into 181,134 ordinary shares of which 143,316 RSUs to the Company’s CEO, exercisable into 143,316 shares, 22,224 RSUs to three Officers of the Company, exercisable into 22,224 ordinary shares, and 15,594 RSUs to three employees, exercisable into 15,594 shares.

The vesting period for the employees and Officers of the Company is four years, except for the Company’s CEO for whom the vesting period is three years. The exercise price of the options is NIS 10.16 (approximately $3.01). The grant to the Company’s CEO was approved by the shareholders’ meeting on November 26, 2025.

On March 9, 2025, the Company’s Board of Directors approved the grant of 19,696 options, exercisable into 19,696 ordinary shares of the Company, to a service provider, for services rendered to the Company in lieu of a cash payment. The options vest immediately and have an exercise price of NIS 10 (approximately $2.97) per share.

On October 5, 2025, the Company’s Board of Directors approved the grant of 150,000 options to its Chief Financial Officer (CFO), exercisable into 150,000 ordinary shares at an exercise price of NIS 16.6 (approximately $4.93) per share, and 70,000 RSUs exercisable into 70,000 ordinary shares; both awards have a vesting period of four years.

On August 27, 2025, the Board of Directors approved the grant of 45,000 options to a service provider, exercisable into 45,000 ordinary shares at an exercise price of NIS 10.50 (approximately $3.11) per share, vesting immediately, and 15,200 options to another service provider, exercisable into 12,500 ordinary shares at an exercise price of NIS 0.30 (approximately $0.09) per share, with a vesting period of two years.

In connection with the consultant option grant approved in October 2024 (the “October 2024 Grant”), which was subject to specified performance conditions, the Company reassessed its expectations and determined that achievement of those conditions is now considered probable.

On November 26, 2025, the Company entered into a services agreement with Mr. Yitzhak Natan Even Ari, who serves as the Chairman of the Board of Directors and is also one of the Company’s controlling shareholders, and a VP of Strategy and Business Development services agreement with Mr. Dov Friedman, who also serves as a director of the Company and is one of its controlling shareholders. Under the terms of the agreements,  the Company will pay each of them a monthly fee of $9 and will grant each of them options exercisable into up to 397,215 ordinary shares of the Company at an exercise price of NIS 0.30 ($0.09) per share. The options shall vest in two equal tranches: half of the options vested immediately upon grant, and the remaining half will vest upon the completion of the Company’s listing on Nasdaq.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

c.	Loans Payable to Related Parties and Related Parties Transactions

On March 30, 2025, the Company’s Board of Directors approved the extension of all loans provided by Anglo Turbo Limited Partnership (“Anglo Turbo”), such that the loans would be repaid in a single payment on December 31, 2025. On May 4, 2025, the Board of Directors approved, subject to the approval of the Company’s general meeting of shareholders, the conversion of the full remaining balance of the loans provided by Anglo Turbo, totaling $418, into 136,450 ordinary shares of the Company. On November 26, 2025, the general meeting of shareholders approved the conversion of such loans.

d.	Commitments and Contingencies

Government grants and grants from national funds

In connection with the project approved by the IIA in July 2022, in March 2025, the Company received an additional grant in the amount of approximately $38.5.

In June 2025, the Company received approval from the IIA for new project budget to develop a multi-fuel combustor, in collaboration with the Israeli Ministry of Defense and the Technion – Israel Institute of Technology. The approved budget for the project is approximately $1,070, with the IIA’s participation set at 55%, representing a financial contribution of approximately $588. The project is scheduled to be executed through June 30, 2026 and is subject to royalties. In August 2025, the Company received an advance payment of approximately $200 from the IIA in respect of this project.

In July 2025, the Company received an additional approval from the IIA for a new project budget for the development and commissioning of a hybrid micro-turbine production line. The approved budget for this project is approximately $1,114, with the IIA’s participation set at 40%, representing a financial contribution of approximately $446. The project is scheduled to be executed through September 30, 2026 and is also subject to royalties.

Strategic Development and Revenue-Sharing Agreement for Multi-Fuel Microturbine Technology

On May 26, 2025, the Company entered into a binding agreement for the development and delivery of engine-generator energy production systems, based on a multi-fuel microturbine technology. Under the agreement, the parties will collaborate over 18 months from the signing date, to develop and produce a laboratory demonstrator of a turbo-generator for a governmental entity based on the Company’s technology.

The agreement includes a revenue-sharing model between the parties for product sales, considering the relevant customer market and the party that generated the opportunity. This agreement is valid for a period of 10 years from the date of its entry into force, as defined in the agreement. Additionally, each party may terminate the agreement, subject to the occurrence of certain events defined therein. Furthermore, on June 22, 2025, the Company announced that it had received an order from the aforementioned defense company for the production of the demonstrator and approval for a first payment out of a total of approximately NIS 2,000 (approximately $548). Until the date of the report, a total of approximately $120 was received.

TurboGen Ltd.

Interim Condensed Financial Statements (Unaudited)
As of and for the six months ended June 30, 2025

TURBOGEN LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEET

(U.S dollar in thousands, except share and per share data)

	June 30,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,364	$336
Restricted cash	18	17
Other current assets	271	66
Total current assets	3,653	419

LONG-TERM ASSETS:
Operating lease right-of use assets, net	283	356
Property, plant and equipment, net	93	91
Other assets	103	95
Total long-term assets	479	542

Total assets	$4,132	$961

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Loans payable to related parties – current portion	$418	$405
Operating lease liabilities – current portion	171	151
Trade payables	131	105
Other payables	1,348	1,382
Convertible loans	1,164	3,050
Warrants liability	6,110	693
Total current liabilities	9,342	5,786

LONG-TERM LIABILITIES
Operating lease liabilities – net of current portion	139	209
Loans payable to related parties – net of current portion	242	205
Total long-term liabilities	381	414
COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS’ DEFICIENCY
Ordinary shares of 0.01 NIS par value – June 30, 2025: Authorized: 100,000,000 shares; issued and outstanding: 18,882,238 shares. December 31, 2024: Authorized: 100,000,000 shares; issued and outstanding: 14,720,692 shares.	53	42
Additional paid-in capital	25,982	18,075
Proceeds on account of shares	-	641
Accumulated deficit	(31,626)	(23,997)
Total shareholders’ deficiency	(5,591)	(5,239)

Total liabilities and shareholders’ Deficiency	$4,132	$961

The accompanying notes are an integral part of the financial statements.

TURBOGEN LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S dollar in thousands, except share and per share data)

	Six months ended June 30,
	2025	2024
Operating expenses:
Research and development expenses, net	$642	$593
Sales and marketing expenses	203	161
General and administrative expenses	1,626	707
Other income in settlement of liability	(210)	-
Loss from operations	2,261	1,461

Financial (income) expense, net	5,368	(62)

Net loss	7,629	1,399

Basic loss per share of ordinary shares	(0.48)	(0.10)
Diluted loss per share of ordinary shares	(0.49)	(0.11)
Weighted average number of shares used in computing basic loss per share of ordinary shares	15,995,672	14,049,533
Weighted average number of shares used in computing diluted loss per share of ordinary shares	16,006,804	15,159,720

The accompanying notes are an integral part of the financial statements.

TURBOGEN LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY

(U.S dollars in thousands, except share and per share data)

	Ordinary shares		Additional paid	Proceeds on account of	Accumulated
	Number	Amount	in capital	shares	deficit	Total
Balance as of January 1, 2025	14,720,692	$42	$18,075	$641	$(23,997)	$(5,239)

Proceeds from exercise of warrants	427,615	1	1,261	-	-	1,262
Issuance of ordinary shares	1,148,165	3	2,445	(157)	-	2,291
Issuance of ordinary shares upon conversion of convertible loans	2,195,438	7	2,932	(484)	-	2,455
Stock-based compensation	-	-	1,035		-	1,035
Capital contribution from controlling shareholder (benefit on shareholder loan			48			48
Issuance of ordinary shares to a service provider	352,275	-	186	-	-	186
Vesting of Restricted Share Units	38,046	-	-	-	-	-
Net loss					(7,629)	(7,629)
Balance as of June 30, 2025	18,882,238	$53	$25,982	-	$(31,626)	$(5,591)

Balance as of January 1, 2024	13,792,765	$39	$16,460	-	$(20,999)	$(4,500)
Issuance of ordinary shares through rights offering	262,064	1	446	-	-	447
Stock-based compensation	-	-	201	-	-	201
Capital contribution from controlling shareholder (benefit on shareholder loan)	-	-	40	-	-	40
Vesting of Restricted Share Units	97,148	-	-	-	-	-
Net loss	-	-	-	-	(1,399)	(1,399)
Balance as of June 30, 2024	14,151,977	$40	$17,147	-	$(22,398)	$(5,211)

TURBOGEN LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

(U.S dollars in thousands, except share and per share data)

	Six month ended June 30,
	2025	2024
Cash flows from operating activities
Net loss	(7,629)	(1,399)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	13	19
Net finance expenses (income)	5,454	(274)
Stock-based compensation expense	1,035	201
Changes in operating assets and liabilities:
Increase in other assets	(188)	(50)
Increase in trade payables	18	8
Increase (decrease) in other payables	(135)	439
Change in operating lease right-of-use assets	73	92
Change in operating lease liabilities	(73)	(93)
Net cash used in operating activities	(1,432)	(1,057)

Cash flows from investing activities:
Purchase of property, plant and equipment	-	(2)
Net cash used in investing activities	-	(2)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	2,884	447
Proceeds from issuance of convertible loans	-	535
Proceeds from exercise of warrants	498	-
Proceeds from exercise of options	335	-
Net cash provided by financing activity	3,717	982

Effects on cash and cash equivalents from changes in foreign currency rates	744	(89)
Net (decrease) increase in cash, cash equivalents and restricted cash	3,029	(166)
Cash, cash equivalents and restricted cash-beginning of period	353	465
Cash, cash equivalents and restricted cash-end of period	3,382	299

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use asset recognized with corresponding lease liability	-	459
Conversion of convertible loans	2,448	-
Exercise of warrants	417	-
Decrease in other payable against additional paid in capital	186	-

The accompanying notes are an integral part of the financial statement.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share data)

Note 1 – General Information, Liquidity and Going Concern

a.	General Information

Turbogen Ltd. (“Turbogen” or the “Company”) is a corporation organized under the laws of the State of Israel, incorporated on May 27, 2014.

Turbogen is a development-stage clean-energy technology company focused on the design and commercialization of multi-fuel micro-turbine systems for on-site generation of electricity and heat in buildings. As of the issuance date of the financial statements, the Company has not generated revenues from its operations and continues to invest in research and development activities.

On November 22, 2021, the Company completed its initial public offering in Israel, and its ordinary shares began trading on the Tel Aviv Stock Exchange on November 24, 2021.

The Company’s registered office is located in Israel, and its principal place of business is at 22 Efal Street, Petah Tikva 4951122, Israel.

b.	Liquidity and Going Concern

As of June 30, 2025, the Company has accumulated deficit of $31,626. In the six months ended June 30, 2025, the Company generated losses of $7,629 and negative cash flows from operating activities of $1,432.

As of the issuance date of the accompanying financial statements, management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through issuance of equity securities, loans, and convertible loans.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan to continue as a going concern includes raising funds from existing shareholders and/or new investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

a.	Basis of Presentation

The unaudited interim condensed financial statements of the Company as of June 30, 2025 and for the six months period then ended have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for annual financial statements. The information included in these interim unaudited condensed financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2024 and accompanying notes. In the opinion of management, these unaudited interim condensed financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of results for the interim period. The results for the interim periods are not necessarily indicative of the results to be expected for the full year ending December 31, 2025.

b.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, costs and expenses, income taxes and related disclosures in the accompanying notes. Actual results could differ from those estimates.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share data)

c.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited condensed interim financial statements are identical to those applied in the preparation of the latest annual financial statements.

d.	New accounting pronouncements

Recently adopted accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB) issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company adopted the new accounting standard for the fiscal year 2024. The adoption of this guidance did not have a material impact on the Company’s financial statements related disclosures.

Recently issued accounting pronouncements, not yet adopted

In November 2024, the FASB issued ASU 2024-03 “Income Statement: Reporting Comprehensive Income— Expense Disaggregation Disclosures”, which requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. This ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements disclosures.

In October 2023, the FASB issued ASU 2023-06 “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification (“Codification”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification topics, allow investors to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The amendments in this ASU should be applied prospectively. For all entities within the scope of the affected Codification subtopics, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the associated amendment will be removed from the Codification and will not become effective for any entities. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements disclosures.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share data)

Note 3 – Loans payable to related parties and related parties transactions

On March 30, 2025, the Company’s Board of Directors approved the extension of all loans provided by Anglo Turbo Limited Partnership (“Anglo Turbo”), such that the loans would be repaid in a single payment on December 31, 2025. On May 4, 2025, the Board of Directors approved, subject to the approval of the Company’s shareholders, the conversion of the full remaining balance of the loans provided by Anglo Turbo, totaling $418, into 136,450 ordinary shares. As of June 30, 2025, the conversion had not yet been completed and the loan balances remained presented in the Company’s unaudited interim condensed balance sheets. On November 26, 2025, the shareholders approved the conversion of such loans.

The Company had outstanding loans from related parties as follows:

	June 30,	December 31,
	2025	2024
Anglo Turbo – current portion	$418	$405
Total loans payable to related parties – current portion	418	405

Loans payable to related parties R-Jet – net of current portion	242	205
Total loans payable to related parties	$660	$610

Finance expenses in relation to shareholder’s loans recognized in the six months ended June 30, 2025 and 2024 were $85 and $81, respectively.

As of June 30, 2025, a balance of approximately $24 of other payable to Anglo Turbo is included in other payables.

Note 4 – Commitments and Contingencies

Government grants and grants from national funds

In connection with the grant approved by the Israel Innovation Authority (the “IIA”) in July 2022, the Company received an additional grant in the amount of approximately $38.5 in March 2025.

For the six months ended June 30, 2025 and 2024, the Company offset $239 and  $190, respectively, against research and development expenses in connection with the Company’s grants.

As of June 30, 2025, the total contingent obligation to the IIA amounted to $2,939 (including interest in the amount of $334). Additionally, as of June 30, 2025, the total contingent obligation to The Israeli-United States Binational Industrial Research and Development (BIRD) Foundation amounted to $998.

In June 2025, the Company received approval from the IIA for new grant to develop a multi-fuel combustor, in collaboration with the Israeli Ministry of Defense and the Technion – Israel Institute of Technology. The approved budget for the project is approximately $1,070, with the IIA’s participation set at 55%, representing a financial contribution of approximately $588. The project is scheduled to be executed through June 30, 2026 and is subject to royalties. In August 2025, the Company received an advance payment of approximately $200 from the IIA in respect of this project.

In July 2025, the Company received an additional approval from the IIA for a new grant for the development and commissioning of a hybrid micro-turbine production line. The approved budget for this project is approximately $1,114, with the IIA’s participation set at 40%, representing a financial contribution of approximately $446. The project is scheduled to be executed through September 30, 2026 and is also subject to royalties.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share data)

Strategic Development Agreement for Multi-Fuel Microturbine Technology

On May 26, 2025, the Company entered into a binding agreement for the development and delivery of engine-generator energy production systems, based on a multi-fuel microturbine technology. Under the agreement, the parties will collaborate over 18 months, to develop and produce a laboratory demonstrator of a turbo-generator for a governmental entity based on the Company’s technology.

The agreement includes Non-Recurring Engineering (NRE) payments between the parties for future product sales, considering the relevant customer market and the party that generated the opportunity. This agreement is valid for a period of 10 years. Additionally, each party may terminate the agreement, subject to the occurrence of certain events defined in the agreement (such as obtaining an approval from a third party). Furthermore, on June 22, 2025, the Company announced that it had received an order from the aforementioned defense company for the production of the demonstrator and approval for a first payment out of a total of approximately NIS 2 million (approximately $548). As of the date of issuance on the financial statements, a total of approximately $120 was received.

Note 5 – Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s business is comprised of one reportable segment specializing in development of Micro Turbine systems. The Company’s CODM is its Chief Executive Officer (“CEO”).

The CODM performs the assessment of the segment performance by using functional expenses - research and development, sales and marketing, and general and administrative in addition to net loss to monitor budget versus actual results. The segment significant expense categories that are reviewed by the CODM are reported within the Company’s statements of comprehensive loss.

Note 6 – Equity

a.	Equity related transactions:

(1)	On April 6, 2025, the Board of Directors approved an investment agreement with an investor, pursuant to which the Company will issue, by way of a private placement, 1,118,163 ordinary shares for aggregate consideration of $2,980.

In April and May of 2025, the Company had received an aggregated consideration of approximately $1,730 and issued 637,151 ordinary shares. As of June 30, 2025, the investor is committed to provide an additional $1,250 in exchange for the remaining shares, and the Company is obligated to complete such issuance. The investment agreement further stipulates that, if the Company conducts any additional fundraising at an effective share price lower than NIS 9.84 (approximately $2.9) per share, the investor will be entitled to receive additional ordinary shares in accordance with the anti-dilution adjustment mechanism set forth therein.

In relation to the remaining 481,012 ordinary shares, the Company recognized warrants liability of approximately $2,110 as of June 30, 2025, representing the fair value at that date

Additionally, the Board of Directors approved the issuance to a service provider who is related to the investor, of 78,252 ordinary shares, 200,000 warrants to purchase 200,000 ordinary shares at an exercise price of NIS 14 (approximately $4.2) per warrant, and 150,000 additional warrants to purchase 150,000 ordinary shares at an exercise price of NIS 10.5 (approximately $3.1) per warrant. The ordinary shares and the warrants were granted for services rendered in connection with the investment transaction. The warrants are exercisable until October 2026. As of June 30, 2025, 44,817 ordinary shares were issued, and 114,545 warrants at an exercise price of NIS 14 (approximately $4.2) per warrant, and 85,909 warrants at an exercise price of NIS 10.5 (approximately $3.1) per warrant, were issued to the service provider.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share data)

(2)	On May 13, 2025, the Company entered into separate investment agreements with two investors, pursuant to which it agreed to issue, by way of private placement, an aggregate of 480,000 ordinary shares for total consideration of $2,087.

The share issuances were completed in two tranches: 240,000 ordinary shares were issued in May 2025 for consideration of $1,012, and additional 240,000 ordinary shares were issued in July 2025 for consideration of $1,075, upon receipt of the respective investment proceeds.

If the Company conducts an additional fundraising at an effective share price below NIS 9.42 (approximately $2.8) per share, each investor will be entitled to receive additional ordinary shares, in accordance with the adjustment mechanism specified in the investment agreement, for a period of 18 months from the issuance date of the shares.

In addition, the Company separately issued to the investors: (a) 200,000 warrants to purchase 200,000 ordinary shares at an exercise price of NIS 18 (approximately $5.35) per warrant, exercisable until November 6, 2026; and (b) 160,000 warrants to purchase 160,000 ordinary shares at an exercise price of NIS 22.50 (approximately $6.7) per warrant, exercisable until November 6, 2026. As a result, the Company recognized warrants liability as of June 30, 2025 in the amount of $439.

(3)	On December 26, 2024, the Board of Directors approved the issuance of 157,400 ordinary shares in settlement of an underwriting advisory services of $116 which was recorded as issuance costs against equity in 2024. The shares were issued after December 31, 2024 (in May 2025), and, therefore, presented as additional paid in capital in the statement of shareholders’ deficiency.

b.	Stock-based compensation:

The following provides information on the Company’s stock-based compensation awards, including stock options and restricted share units granted or modified during the six months ended June 30, 2025:

On January 29, 2025, the Board of Directors approved the grant of 150,585 options to purchase 150,585 ordinary shares to five directors (30,177 options to each), under the Company’s equity incentive plan. The share options have an exercise price of NIS 8.95 (approximately $2.65) per share and will vest over a two-year period. The fair value of the share options at the grant date was approximately $295 thousand.

On March 30, 2025, the Board of Directors approved the grant of 485,812 options to officers and employees, of which 398,076 options are to the CEO, Mr. Yaron Gilboa subject to the approval of the shareholders which was obtained on November 26, 2025. The remaining 61,728 options are to three officers, and 26,008 options to three employees.

In addition, 181,134 RSUs were granted, of which 143,316 RSUs to the CEO, subject to the approval of the shareholders which was obtained on November 26, 2025, 22,224 RSUs to three officers, and 15,594 RSUs to three employees.

The vesting period for share options granted to the employees and officers is four years, except for the CEO for whom the vesting period is three years. The exercise price of the share options is NIS 10.16 (approximately $3.01).

The aggregate fair value of the grants to the officers and employees was $267. The expenses related to CEO grant of share options and RSUs are recognized from the grant date, which is November 26, 2025.

On March 9, 2025, the Board of Directors approved the grant of 19,696 options to purchase 19,696 ordinary shares to a service provider for services rendered in lieu of a cash payment. The share options vest immediately and have an exercise price of NIS 10 (approximately $2.97) per share. The fair value of the share options at the grant date was determined based on the value of the services provided, amounting to approximately $23.

In connection with share options granted to a consultant in October 2024 (the “October 2024 Grant”), the specified performance conditions were met during May 2025. As a result, the Company recognized an expense of approximately $604 with respect of the October 2024 Grant during the six months ended June 30, 2025.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share data)

Note 7 - Convertible Loans and Detachable Warrants:

a.	Lender A and Lenders F

On March 9, 2025, the shareholders approved a conversion agreement with Lender A and Lenders F, under which loans totaling approximately $2,452 were converted into 1,518,128 ordinary shares. In addition, in exchange for the warrants they previously held, the Company issued new 600,000 warrants with an exercise price of NIS 8.00 (approximately $2.37) per warrant, exercisable until December 20, 2025. As of June 30, 2025, the fair value of the warrants was $1,581.

The Company also issued to Lender A, in his capacity as a service provider, 260,000 options with an exercise price of NIS 11 (approximately $3.3) per option, exercisable for a period of 12 months. The fair value of the options at the issuance date was determined based on the value of the services provided, amounting to approximately $155. In addition, accrued expenses of approximately $186 owed to Lender A under a service provider agreement was converted into 150,000 ordinary shares.

In March 2025, Lender A completed an additional investment of approximately $140, and the Company issued to Lender A 74,627 ordinary shares and 74,627 warrants with an exercise price of NIS 10.5 (approximately $3.1) per warrant, exercisable for a period of 12 months. The shares and warrants are subject to adjustment mechanisms for both the number of shares and the exercise price, in accordance with the terms of the agreement. As of June 30, 2025, the fair value of these warrants was approximately $130.

On November 25, 2025, the shareholders approved the Company’s entry into a warrant exercise agreement with Lender A and Lenders F. Under the agreement, the lenders undertook to exercise all warrants previously issued to them, promptly following the listing of the Company’s ordinary shares on Nasdaq. In consideration for this undertaking, the exercise of the warrants under the agreement is expected to generate proceeds of approximately $2,500.

b.	Lenders B and E

In March 2025, 180,000 warrants with an exercise price of NIS 10.50 (approximately $3.11) per warrant expired. In April 2025, the remaining 142,858 warrants held by these lenders, with an exercise price of NIS 7.68 (approximately $2.23) per warrant, were exercised.

c.	Lenders C and E

In February 2025, Lender C provided the Company with an additional loan of approximately $211 and assigned its right to provide an additional loan of approximately $211 to Lender E, who provided the loan to the Company under the applicable loan agreement.

On February 26, 2025, the Company received a conversion notice from Lender C for the full convertible loan balance (principal and interest) totaling approximately $582, as well as a conversion notice from Lender E for the full convertible loan balance of approximately $223. The conversion is subject to certain required legal approvals. As of June 30, 2025, the conversion had not occurred due to outstanding legal requirements, and the total loan balance amounted to approximately $805.

d.	Lender D

The original maturity date of the loan from Lender D was extended to April 3, 2025 (the “Updated Maturity Date”), while the Company worked to update the conversion terms. As of June 30, 2025, the loan had not been converted and is recorded as a short-term loan. The conversion feature and associated warrants have expired. The Updated Maturity Date has passed, and the Company is in negotiations with Lender D regarding a revised conversion mechanism, subject to the required legal approvals.

On October 22, 2025, following the approval of the Company’s Audit Committee and Board of Directors, and on November 26, 2025, following the approval of the Company’s shareholders, the Company entered into a settlement and conversion arrangement with lenders C, E and D and assignees.

TURBOGEN LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share data)

Under the agreement, the Company agreed to issue 595,744 ordinary shares to the assignees at a conversion price of NIS 6.58 (approximately $1.8). If the Company will not achieve the milestone relating to the filing and effectiveness of a registration statement on Form F-1 with the SEC by June 30, 2026, the conversion price will be reduced to NIS 2.91 (approximately $0.8). If the Company will achieve the milestone, the Company will allocate to one of the assignees 1,200,000 ordinary shares issuable upon the exercise of warrants that will be exercisable for a period of 12 months from the date the registration statement becomes effective at an exercise price of $2. If the Company will not achieve the milestone by June 30, 2026, the Company will instead, allocate 750,000 share rights to this assignee, each convertible into one ordinary share.

e.	Lenders G

In September 2024, the Board of Directors approved a loan conversion agreement with two of the Loan G lenders. Under the agreement, loans totaling $102 were converted into 110,320 ordinary shares. The shares were issued after December 31, 2024 and during the six months ended June 30, 2025, and therefore presented as additional paid in capital in the statement of shareholders’ deficiency.

In December 2024, the Board of Directors approved a loan conversion agreement with the two remaining Loan G lenders. Under the agreement, loans totaling $383 were converted into 566,990 ordinary shares. The shares were issued after December 31, 2024 and during the six months ended June 30, 2025, and therefore presented as additional paid in capital in the statement of shareholders’ deficiency.

Note 8 - Fair value measurement

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period.

The following table presents the changes in the fair value of Conversion option – derivative instrument and Warrants liability:

	Conversion option	Warrant Liability
Fair value as of December 31, 2024	$193	$693
Issuance	0	589
Conversion	-180	-428
Revaluation	-13	5,256
Fair value as of June 30, 2025	$0	$6,110

Note 9 - Subsequent Events

The Company evaluated subsequent events through December 12, 2025, the date these financial statements were available to be issued. The Company concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements, except:

On August 23, 2025, the Company entered into a definitive securities purchase agreement, or the August 2025 SPA, with Lender A, who is a member of the Board of Directors, for the issuance in a private placement of up to $5 million of the Ordinary Shares. Pursuant to the August 2025 SPA, the Company agreed to issue an amount of Ordinary Shares equal to the up to $5 million subscription amount, subject to the satisfaction of certain conditions, including the approval of the Ordinary Shares for listing on a tier of The Nasdaq Stock Market and the effectiveness of a registration statement covering the resale of the Ordinary Shares.

On November 26, 2025, the Company entered into a services agreement with Mr. Yitzhak Natan Even Ari, who serves as the Chairman of the Board of Directors and is also one of the Company’s controlling shareholders, and a VP of Strategy and Business Development services agreement with Mr. Dov Friedman, who also serves as a director of the Company and is one of its controlling shareholders. Under the terms of the agreements,  the Company will pay each of them a monthly fee of $9 and will grant each of them options exercisable into up to 397,215 ordinary shares of the Company at an exercise price of NIS 0.30 ($0.09) per share. The options shall vest in two equal tranches: half of the options vested immediately upon grant, and the remaining half will vest upon the completion of the Company’s listing on Nasdaq.

On October 5, 2025, the Board of Directors approved the grant of 150,000 options to the Company’s Chief Financial Officer at an exercise price of NIS 16.60 (approximately $4.93) per share, and 70,000 RSUs; both awards have a vesting period of four years.

On August 27, 2025, the Board of Directors approved the grant of 45,000 options to a service provider to purchase 45,000 ordinary shares at an exercise price of NIS 10.50 (approximately $3.11) per share, vesting immediately, and 12,500 options to another service provider to purchase 12,500 ordinary shares at an exercise price of NIS 0.30 (approximately $0.09) per share, with a vesting period of two years.

See also notes 3, 4, 6 and 7.

Up to 3,056,248 Ordinary Shares

TurboGen Ltd.

PROSPECTUS

                  , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Indemnification

The Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its Articles of Association include a provision authorizing such indemnification:

●	A financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	Reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	Reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court; (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	Expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	To events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	In amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our Articles of Association provide that we may exempt, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exemption from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that our Company may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our Articles of Association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by us in the last three years since December 2022 which were not registered under the Securities Act. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

Since December 2022, we have granted to our directors, officers and employees options to purchase an aggregate of 1,119,344 Ordinary Shares under the non-listed stock option plan in accordance with the provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, with exercise prices ranging between NIS 5.38 and NIS 10.35 (approximately $1.68 to $3.22) per share .

In December 2022, we issued convertible loans to Mr. Alex Katz and Mr. Yoav Sharon in the amounts of NIS 3.5 million (approximately $1,032 thousand) and NIS 1.0 million (approximately $295 thousand), respectively, together with 250,000 warrants to Mr. Katz and 71,429 warrants to Mr. Sharon, each exercisable until December 1, 2024.

In February 2023, we issued a convertible loan to Mr. Zohar Rappaport in the amount of NIS 1.0 million (approximately $273 thousand), pursuant to a broader loan framework of up to NIS 2.5 million, and 71,429 warrants exercisable until February 26, 2025.

In April 2023, we issued a convertible loan to Ms. Maayan Zvi in the amount of NIS 1.0 million (approximately $273 thousand), together with 71,429 warrants exercisable until October 3, 2024. In May 2023, we issued a convertible loan to Mr. Pinhas Hertz in the amount of NIS 1.0 million (approximately $273 thousand), together with 71,429 warrants exercisable until May 3, 2025.

In July 2023, we issued an additional convertible loan of NIS 4.0 million (approximately $1,079 thousand) to a lender group consisting of Messrs. Alex Katz, Eliot Tannenbaum, Dov Tannenbaum, and David Binyamin Greenberg, together with 285,714 warrants exercisable until July 2, 2025.

On February 14, 2024, we issued 262,064 Ordinary Shares for total gross proceeds of approximately $447 thousand.

In May 2024, we issued a convertible loan in the aggregate amount of NIS 2.0 million (approximately $535 thousand) to Messrs. Offer Eitan, Moshe Danino, Micha Pegasus, and Tal Levinson, together with 142,857 warrants exercisable until May 19, 2026.

In July 2024, we converted loans from Messrs. Sharon and Hertz in the aggregate amount of approximately $649 thousand into 367,738 Ordinary Shares, adjusted the exercise price of 142,858 outstanding warrants to NIS 7.68 (approximately $2.10) per warrant, and issued 180,000 additional warrants at an exercise price of NIS 10.50 (approximately $2.90) per warrant.

In September 2024, we converted loans from Messrs. Pegasus and Levinson in the aggregate amount of approximately $102 thousand into 110,320 Ordinary Shares and adjusted the exercise price of 32,142 outstanding warrants to NIS 7.68 (approximately $2.10) per warrant.

On October 22, 2024, we issued 167,173 Ordinary Shares to Amalul Investments Ltd. for total gross proceeds of $291 thousand, together with 167,173 warrants at an exercise price of NIS 7.68 (approximately $2.11) per share and 334,346 warrants at an exercise price of NIS 10.50 (approximately $2.89) per share, exercisable until March 21, 2026.

On December 8, 2024, we issued 60,790 Ordinary Shares to Flash Projects K.E. Ltd. for total gross proceeds of $112 thousand, together with 60,790 warrants at an exercise price of NIS 7.68 (approximately $2.11) per share and 110,265 warrants at an exercise price of NIS 10.50 (approximately $2.89) per share, exercisable until May 7, 2026.

On December 21, 2024, we issued 135,597 Ordinary Shares to Ms. Vivian Trau for total gross proceeds of $249 thousand, together with 135,598 warrants at an exercise price of NIS 10.50 (approximately $2.89) per share, exercisable until May 20, 2026.

In December 2024, we converted loans from Messrs. Eitan and Danino in the aggregate amount of approximately $383 thousand into 566,990 Ordinary Shares and revised the exercise prices of certain outstanding warrants to NIS 3.73 (approximately $1.00) and NIS 4.51 (approximately $1.20) per warrant, respectively.

In February 2025, Mr. Rappaport provided an additional loan of $211 thousand and assigned his remaining right to provide an additional loan of approximately $211 thousand to Mr. Hertz.

In March 2025, we issued 74,627 Ordinary Shares and 74,627 warrants to Mr. Katz, at an exercise price of NIS 10.50 (approximately $2.90) per share, for total gross proceeds of $140 thousand.

On April 6, 2025, we issued 1,118,163 Ordinary Shares to A.I. Azimuth Capital, Limited Partnership for total gross proceeds of $2.9 million, and issued to Flash an additional 78,252 Ordinary Shares and 350,000 warrants as consideration for transaction services.

On May 13, 2025, we issued 480,000 Ordinary Shares for total gross proceeds of $2.0 million, together with warrants to purchase up to 200,000 Ordinary Shares at an exercise price of NIS 18.00 (approximately $5.35) per share and up to 160,000 Ordinary Shares at an exercise price of NIS 22.50 (approximately $6.70) per share, exercisable until November 6, 2026, and subject to anti-dilution adjustments if subsequent financings occur below NIS 9.42 (approximately $2.80) per share.

On December 3, 2025, we issued 595,744 Ordinary Shares at a conversion price of NIS 6.58 (approximately $1.80) per share, subject to further adjustment, and up to 750,000 share rights contingent on future regulatory outcomes, pursuant to a settlement and conversion agreement entered into in October 2025 with Mr. Rappaport, Ms. Zvi, and certain assignees.

On December 8, 2025, we converted loans from Anglo Turbo Limited Partnership, in the aggregate amount of approximately $435 thousand into 136,450 Ordinary Shares at a conversion price of NIS 11.50 (approximately $3.19) per share.

On December 23, 2025, we issued 27,200 Ordinary Shares to a service provider, and 45,000 options to purchase 45,000 Ordinary Shares to another service provider. The options vested immediately and have an exercise price of NIS 10.50 (approximately $3.11) per share. We also issued 12,500 options to purchase 12,500 Ordinary Shares to another service provider. The shares vest over a two-year period and have an exercise price of NIS 0.30 (approximately $0.09) per share.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description
3.1*	Amended and Restated Articles of Association of TurboGen Ltd.
5.1&	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.), Israeli counsel to TurboGen Ltd.
5.2&	Opinion of Sullivan & Worcester LLP, U.S. counsel to TurboGen Ltd.
10.1&	Form of Indemnification Agreement
10.2*	Securities Purchase Agreement, dated as of August 23, 2025, by and between the Company and the purchaser named therein.
10.3&	Loan Agreement, dated as of December 1, 2022, by and between the Company and Alex Katz
10.4&	Loan Agreement, dated as of July 16, 2023, by and between the Company and Alex Katz
10.5&	Loan Conversion Agreement, dated as of December 25, 2024, by and between the Company and Alex Katz
10.6*	Exercise and Registration Rights Agreement, dated as of August 21, 2025, by and between the Company and Alex Katz (“Warrant Inducement Agreement”).
10.7*	Exercise and Registration Rights Agreement, dated as of August 21, 2025, by and between the Company and the holders of the warrants named therein (“Warrant Inducement Agreement”).
10.8*	English translation of Convertible Loan Conversion Arrangement, dated as of October 22, 2025, by and between the Company and the parties named therein (“Settlement Agreement”).
10.9*	English translation of Intellectual Property License Agreement, dated as of January 1, 2018, by and between the Company and Rafael Advanced Defense Systems Ltd.
10.10&	TurboGen Ltd. 2020 Share Incentive Plan
10.11&	Compensation Policy
23.1&	Consent of Brightman Almagor Zohar & Co, a firm in the Deloitte Global Network, independent registered public accounting firm.
23.2&	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1)
23.3&	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2)
24.1&	Power of Attorney (included in signature pages of Registration Statement)
99.1&	Representation Pursuant to Item 8.A of Form 20-F
107&	Calculation of Registration Fee Table

&	To be filed by amendment.
*	Filed herewith.

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Petah Tikva, Israel on       , 2026.

TURBOGEN LTD.

By:
Yaron Gilboa
Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of TurboGen Ltd. hereby constitute and appoint each of Yaron Gilboa and Neta Zruya Hashai with full power of substitution, each of them singly our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Yaron Gilboa	Chief Executive Officer, President, Director	, 2026
(Principal Executive)

Neta Zruya Hashai	Chief Financial Officer	, 2026
(Principal Financial and Accounting Officer)

Itzhak Natan Even Ari	Chairman of the Board of Directors	, 2026

Dov Fridman	Director	, 2026

David Deri	Director	, 2026

Ziv Gafni	Director	, 2026

Eli Zooker	Director	, 2026

Idan Ben Shitrit	Director	, 2026

Ethy Levy	Director	, 2026

Alex Katz	Director	, 2026

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates, the duly authorized representative in the United States of TurboGen Ltd., has signed this registration statement on   , 2026.

Puglisi & Associates

By: